    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JANUARY 26, 2004

                                                     REGISTRATION NO. 333-109911
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                         ------------------------------

                        PRE-EFFECTIVE AMENDMENT NO. 2 TO


                                    FORM S-1
                             REGISTRATION STATEMENT
                  UNDER THE SECURITIES ACT OF 1933, AS AMENDED
                         ------------------------------
                            SWITCHBOARD INCORPORATED
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)
                         ------------------------------

             DELAWARE                             7375                            04-3321134
 (STATE OR OTHER JURISDICTION OF      PRIMARY STANDARD INDUSTRIAL              (I.R.S. EMPLOYER
  INCORPORATION OR ORGANIZATION)       CLASSIFICATION CODE NUMBER           IDENTIFICATION NUMBER)

                               120 FLANDERS ROAD
                        WESTBOROUGH, MASSACHUSETTS 01581
                                 (508) 898-8000
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                         ------------------------------

                                 DEAN POLNEROW
                      PRESIDENT & CHIEF EXECUTIVE OFFICER
                            SWITCHBOARD INCORPORATED
                               120 FLANDERS ROAD
                        WESTBOROUGH, MASSACHUSETTS 01581
                                 (508)898-8000
  (NAME AND ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA
                          CODE, OF AGENT FOR SERVICE)
                         ------------------------------

                                   COPIES TO:

         STEVEN M. PECK, ESQ.                    MARC M. ROSSELL, ESQ.
      WEIL, GOTSHAL & MANGES LLP                SHEARMAN & STERLING LLP
          100 FEDERAL STREET                      599 LEXINGTON AVE.
      BOSTON, MASSACHUSETTS 02110              NEW YORK, NEW YORK 10022
             (617)772-8300                           (212)848-4000

                         ------------------------------

  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable on or after this Registration Statement is declared effective.

  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box: [ ]

  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

  If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]
                         ------------------------------

  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT THAT SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SHARES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SHARES AND WE ARE NOT SOLICITING OFFERS TO BUY THESE SHARES IN ANY JURISDICTION WHERE THE OFFER OR SALE IS NOT PERMITTED.

SUBJECT TO COMPLETION, PRELIMINARY PROSPECTUS DATED                       , 2004

                          [PROSPECTUS GRAPHIC BANNER]

                               (SWITCHBOARD LOGO)

                                8,815,171 SHARES
                                  COMMON STOCK

--------------------------------------------------------------------------------

The selling stockholders identified in this prospectus are selling 8,715,171 shares of our common stock, and we are selling an additional 100,000 shares. We will not receive any of the proceeds from the sale of the shares sold by the selling stockholders. The selling stockholders have granted the underwriters a 30-day option to purchase up to an additional 1,322,250 shares from them to cover over-allotments, if any.


Our common stock is listed on the Nasdaq National Market under the symbol "SWBD." The last reported sale price on January 15, 2004 was $8.35 per share.

--------------------------------------------------------------------------------

INVESTING IN OUR COMMON STOCK INVOLVES RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 7.

--------------------------------------------------------------------------------

                                                           Per Share      Total
Public offering price....................................   $          $
Underwriting discount....................................   $          $
Proceeds, before expenses, to us.........................   $          $
Proceeds, before expenses, to the selling stockholders...   $          $

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The shares will be ready for delivery on or about              , 2004
--------------------------------------------------------------------------------

THOMAS WEISEL PARTNERS LLC                                              SG COWEN

The date of this prospectus is              , 2004

                               TABLE OF CONTENTS


                                                              PAGE
                                                              ----
Prospectus Summary..........................................    1
Risk Factors................................................    5
Information Regarding Forward-Looking Statements............   17
Use of Proceeds.............................................   18
Price Range of Common Stock.................................   19
Dividend Policy.............................................   19
Capitalization..............................................   20
Dilution....................................................   21
Selected Consolidated Financial Data........................   22
Management's Discussion and Analysis of Financial Condition
  and Results of Operations.................................   24
Business....................................................   40
Management..................................................   51
Certain Relationships and Related Transactions..............   60
Principal and Selling Stockholders..........................   63
Description of Capital Stock................................   67
Underwriting................................................   69
Legal Matters...............................................   72
Experts.....................................................   72
Where You Can Find Additional Information...................   72
Index to Financial Statements...............................  F-1


                         ------------------------------

  You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the common stock. We undertake no obligation to update this prospectus for any events occurring after the date of this prospectus, except to the extent that information contained in this prospectus becomes materially deficient or materially misleading.

  In this prospectus "Switchboard," "we," "us" and "our" refer to Switchboard Incorporated and its subsidiaries. Unless otherwise indicated, all information in this prospectus assumes no exercise of the underwriters' over-allotment option.

                               PROSPECTUS SUMMARY

  The following summary highlights information contained elsewhere in this prospectus. It does not contain all of the information you should consider. Before you decide to invest in our common stock, you should read the entire prospectus carefully, including the risk factors and the consolidated financial statements and related notes included in this prospectus.

OUR COMPANY

  We are a leading provider of local online advertising products, enabled by our innovative, consumer-oriented online yellow and white pages directory technology. We generate revenue primarily from merchant and national advertisers that pay to advertise in the Switchboard-powered directories of our licensees and/or in our directory. Consumers access our directory through one of the Internet brands of our licensees or through our website, www.switchboard.com, to locate business and residential information locally and nationally. Licensees of our directory technology include Internet portals, traditional yellow pages publishers and newspaper publishers.

  Through our website and our licensee network of Switchboard-powered yellow pages directory websites, we provide merchant and national advertisers an innovative and effective way to connect with online consumers performing local business searches, thus helping these businesses establish and grow their online presence. As with the traditional paper-based yellow pages, merchants that advertise directly with us or through one of our licensees are able to get their message in front of consumers at the time they are looking for that merchant's products or services on the Internet.

  For decades, yellow pages directories have been a primary source of local merchant information for consumers. According to The Kelsey Group, the yellow pages industry generates an estimated $14 billion in annual advertising sales in the United States, and is experiencing a migration from paper-based consumer searches to interactive search. The Kelsey Group reported an increase in interactive searches to approximately 30% of total local business searches in both print and online media in 2002 as compared to 15% in 2001 and 9% in 2000, and projects that interactive searches will account for 45% of usage by 2006. As the volume of directory references made online continues to grow, we believe merchants will continue to shift marketing expenditures away from print yellow pages providers to online yellow pages providers. We also participate in the paid search Internet market. According to the Interactive Advertising Bureau, paid search accounted for approximately $900 million, or 15% of online advertising spending in 2002.

OUR ADVERTISING PRODUCTS

  We offer a variety of advertising products tailored to the needs of small local businesses, large national businesses, online retailers and other businesses seeking increased online exposure. These advertising products are an integral part of our directory and are enhanced by our strong technology and substantial merchant information database. Our online advertising products are sold by the sales forces of our directory technology licensees, our own direct sales force, and third party sales channels. Our advertising products include:

  Subscriptions for Prominent Placement -- Advertisers pay for prominent placement in the Switchboard-powered directories of our licensees and/or in our directory.

  Local Performance Based Advertising (LocalClicks) -- Advertisers pay for links contained within local business listings. Our recently released LocalClicks products permit consumers to link directly from yellow pages listings to extended business information, business services and products available for online purchase.

  Content-Targeted Advertising -- Advertisers pay for clicks to their websites from links that are delivered in conjunction with a consumer's search query. The consumer's search query contains terms that indicate what the consumer appears to be searching for, including the type of product or services and location. We call this contextual relevance. In addition to delivering the online yellow pages listings that the consumer is searching for, we offer advertisers the ability to insert links to their websites that appear based on the contextual relevance of the consumer's search query.

  National Banner and Site Sponsorship Advertising -- National advertisers pay for traditional site-wide and category-specific banner advertising.

OUR TECHNOLOGY AND CONTENT

  Our directory technology is made up of a suite of proprietary software components that enable us, and our licensees, to develop and manage an online directory business. We use and license directory technology which includes a specialized local business search engine; a combination of proprietary and licensed merchant information; a proprietary, highly scalable, high performance database; and a comprehensive suite of advertising and merchant management tools. Our sophisticated business search technology permits merchants to be found using searchable "copy points" (proprietary enhanced data about a merchant's products and services that we gather ourselves) and geographic targeting. Our high performance database and data management systems allow for regular updates of local merchant information, and the rapid set-up and tracking of paid links embedded into thousands of local merchant listings.

OUR STRATEGY

  We intend to grow our business by focusing on the following key strategies:

  - Promoting the development of local online advertising and the online yellow pages market by licensing our directory technology to major media and local advertising companies;

  - Increasing the number of paying merchants in our directory and those of our licensees;

  - Expanding the audience for our advertising products; and


  - Continuing to innovate new product and service offerings to deliver a superior consumer experience and enhanced value to merchants that advertise with us and with our licensees.


CORPORATE INFORMATION


  We are a Delaware corporation that commenced operations in February 1996. From our inception in February 1996 until our initial public offering in March 2000, we were a unit and later a subsidiary of ePresence, Inc. (formerly Banyan Worldwide) ("ePresence"), the principal selling stockholder in this offering. ePresence currently owns approximately 51.1% of our common stock and will hold 5.6% of our common stock following this offering, or none if the over-allotment option is exercised in full. Our offices are located at 120 Flanders Road, Westborough, Massachusetts, 01581, and our phone number is (508) 898-8000. Our website address is www.switchboard.com. Information on our website is not included or incorporated into, and does not otherwise form a part of this prospectus.

                                  THE OFFERING

Common stock offered by us....      100,000 shares

Common stock offered by the
selling stockholders..........      8,715,171 shares

Total.........................      8,815,171 shares


Common stock to be outstanding
after this offering...........      19,286,653 shares


Shares of common stock to be
owned by the selling
stockholders at the close of
this offering.................      1,228,666 shares

Purpose of this offering......      This offering was initiated by our largest
                                    shareholder, ePresence, Inc., in order to facilitate an orderly disposition of its Switchboard holdings in conjunction with its recently announced plan of liquidation. The sale of Switchboard shares in this offering by ePresence is subject to the approval of ePresence's shareholders. If ePresence is unable to obtain the approval of its shareholders to sell the shares offered by it, ePresence will not be able to sell all of the shares offered by this prospectus. In the event that shareholder approval is not obtained, or if ePresence desires to sell certain of its shares prior to obtaining shareholder approval, the offering contemplated hereby would be modified to offer a smaller number of shares to be sold by ePresence.

Use of proceeds...............      We intend to use our proceeds from this
                                    offering primarily to pay for the expenses of this offering and for general corporate purposes. We will not receive any proceeds from the sale of common stock offered by the selling stockholders.

Nasdaq National Market
symbol........................      SWBD

  Unless otherwise noted, the information in this prospectus, including the information above:


  - assumes 19,186,653 shares of common stock outstanding as of January 15, 2004;



  - excludes 3,213,384 shares of common stock issuable upon the exercise of outstanding stock options as of January 15, 2004 at a weighted average exercise price of $4.88 per share;



  - excludes 5,116,828 shares of common stock reserved for future issuance under our stock option plans as of January 15, 2004; and


  - assumes no exercise of the underwriter's over-allotment option to purchase up to 1,322,250 shares of common stock to cover over-allotments.

               SUMMARY CONSOLIDATED FINANCIAL AND OPERATING DATA
                      (IN THOUSANDS EXCEPT PER SHARE DATA)

  The following table summarizes our consolidated financial data and operating data for the periods presented. You should read this data along with "Management's Discussion and Analysis of Financial Condition and Results of Operation" and our consolidated financial statements and related notes included elsewhere in this prospectus.

                                                                                                 NINE MONTHS
                                                                                                    ENDED
                                                                 YEAR ENDED DECEMBER 31         SEPTEMBER 30,
                                                              -----------------------------   -----------------
                                                                2000       2001      2002      2002      2003
                                                              --------   --------   -------   -------   -------
OPERATING RESULTS
Gross revenue...............................................  $ 20,310   $ 13,326   $13,747   $10,362   $11,423
Consideration given to a customer...........................      (412)    (4,048)   (2,000)   (2,000)       --
                                                              --------   --------   -------   -------   -------
Net revenue.................................................    19,898      9,278    11,747     8,362    11,423
Cost of Revenue.............................................     3,490      3,518     3,744     2,981     2,183
                                                              --------   --------   -------   -------   -------
Gross profit................................................    16,408      5,760     8,003     5,381     9,240
Operating Expenses
Sales and marketing.........................................    29,183     24,606     4,683     3,699     2,440
Research and development....................................     3,474      6,702     5,446     4,200     3,416
General and administrative..................................     3,303      4,181     4,057     3,036     2,569
Amortization of goodwill and intangibles....................     1,156        719        --        --        --
Loss on Viacom transaction..................................        --     22,203        --        --        --
Special (credit) charges....................................        --     17,324      (262)       --       (35)
                                                              --------   --------   -------   -------   -------
  Total operating expenses..................................    37,116     75,735    13,924    10,935     8,390
                                                              --------   --------   -------   -------   -------
Income (loss) from operations...............................  $(20,708)  $(69,975)  $(5,921)  $(5,554)  $   850
                                                              ========   ========   =======   =======   =======
Net income (loss) attributable to common stockholders.......  $(17,288)  $(66,754)  $(3,959)  $(3,779)  $ 1,345
                                                              ========   ========   =======   =======   =======
EARNINGS PER SHARE
Basic earnings (loss) per share.............................  $  (0.75)  $  (2.83)  $ (0.21)  $ (0.20)  $  0.07
                                                              ========   ========   =======   =======   =======
Diluted earnings (loss) per share...........................  $  (0.75)  $  (2.83)  $ (0.21)  $ (0.20)  $  0.07
                                                              ========   ========   =======   =======   =======
Weighted average shares outstanding
Basic.......................................................    22,974     23,590    18,515    18,506    18,692
Diluted.....................................................    22,974     23,590    18,515    18,506    19,654

                         ------------------------------

  The following table summarizes our balance sheet data as of September 30, 2003. This balance sheet data is presented on an actual basis and as adjusted to give effect to the sale of the shares of common stock in this offering by us at the assumed public offering price of $8.35 per share, after deducting the underwriting discount and estimated offering expenses payable by us.



                                                               SEPTEMBER 30, 2003
                                                              ---------------------
                                                              ACTUAL    AS ADJUSTED
                                                              -------   -----------
BALANCE SHEET DATA
Cash, cash equivalents and marketable securities............  $52,922     $53,057
Working capital.............................................  $50,965     $51,100
Total assets................................................  $57,247     $57,382
Total long-term debt........................................  $    --     $    --
Stockholders' equity........................................  $54,067     $54,202

                                  RISK FACTORS

  You should carefully consider the risks described below, which we believe are the material risks of our business and this offering, before making an investment decision. Our business could be harmed by any of these risks. The trading price of our common stock could decline due to any of these risks, and you may lose all or part of your investment. In assessing these risks, you should also refer to the other information contained in this prospectus, including our financial statements and related notes.

                         RISKS RELATED TO OUR BUSINESS

IF THE DIRECTORY AGREEMENT WE ENTERED INTO WITH AMERICA ONLINE, INC., A SUBSIDIARY OF TIME WARNER INC. ("AOL") (THE "DIRECTORY AGREEMENT") IS TERMINATED PREMATURELY OR IS NOT RENEWED ON SUBSTANTIALLY SIMILAR OR FAVORABLE TERMS, IT WOULD CAUSE A MATERIAL REDUCTION IN OUR REVENUES AND NET INCOME.

  Even though we have extended the term of the Directory Agreement, the Directory Agreement may still be prematurely terminated due to a breach by either party. Further, we or AOL may elect not to renew the agreement upon its expiration. If the agreement is renewed, it may be renewed under terms that are materially different than those in place today. The termination or expiration of our Directory Agreement with AOL could cause us to incur losses from operations and drain our capital resources.


  We expect that, as a result of the recent amendment of our agreement with AOL, the revenue generated from our agreement with AOL will decrease from $1.6 million in the third quarter to approximately $1.2 million in the fourth quarter of 2003. Depending on the amount of engineering services requested by AOL, we anticipate revenue in future quarters from AOL to be in the range of $1.0 million to $1.4 million per quarter. We expect future cash flows from AOL under this amendment to be approximately $1.2 million per quarter.


IF WE RENEW OUR DIRECTORY AGREEMENT WITH AOL, WE MAY HAVE TO ISSUE WARRANTS ALLOWING AOL TO PURCHASE SHARES OF OUR COMMON STOCK AT A PRICE BELOW THE CURRENT MARKET PRICE, WHICH COULD REDUCE OUR REVENUES AND NET INCOME.

  If we renew the Directory Agreement with AOL for at least an additional four years after the initial term (through at least December 2009), we agreed to issue to AOL a warrant to purchase up to 721,385 shares of common stock at a per share purchase price of $4.32. The value of this potential warrant would be amortized as an offset to revenue over the term of the renewed Directory Agreement. Therefore, the issuance of such warrants will reduce our net income and cause dilution of the ownership of our existing shareholders.

WE HAVE A HISTORY OF INCURRING NET LOSSES, WE MAY INCUR NET LOSSES DURING FUTURE QUARTERS AND WE MAY NOT SUSTAIN OR IMPROVE OUR CURRENT FINANCIAL PERFORMANCE OR ACHIEVE PROFITABILITY AGAIN, CAUSING THE VALUE OF YOUR INVESTMENT IN OUR COMMON STOCK TO POTENTIALLY BECOME WORTHLESS.

  We have incurred significant net losses in each fiscal quarter previous to the fiscal quarter ended March 31, 2003. From inception to September 30, 2003, we have an accumulated deficit totaling $107.4 million. Based on recent historical expense levels, we need to generate revenues in excess of $3.5 million each quarter to remain profitable. Although we recorded a profit in each of the fiscal quarters ended March 31, 2003, June 30, 2003 and September 30, 2003, we may not maintain profitability on a quarterly or annual basis in the future. If we do not achieve sustained profitability, we will eventually be unable to continue our operations.

OUR QUARTERLY RESULTS OF OPERATIONS ARE LIKELY TO FLUCTUATE AND, AS A RESULT, WE MAY FAIL TO MEET THE EXPECTATIONS OF OUR INVESTORS AND SECURITIES ANALYSTS, WHICH MAY CAUSE THE PRICE OF OUR COMMON STOCK TO DECLINE.

  Our quarterly revenue and results of operations are volatile and are particularly difficult to predict. Our quarterly results of operations have fluctuated significantly in the past and are likely to fluctuate significantly in the future. We do not believe that period-to-period comparisons of our results of operations are meaningful and you should not rely upon these comparisons as indicators of our future performance.

  In particular, our quarterly results of operations may fluctuate depending upon the amount of engineering services we provide to AOL. AOL has the right to carry forward up to 1,000 unused hours of engineering per quarter into the next quarter. Revenue associated with any such hours of engineering services carried forward would also be deferred until such time as the engineering services are delivered to AOL, or AOL's right to use those hours expires. As a result, our revenue, results of operations and cash flows from operating activities could fluctuate on a quarterly basis. As a result of this or other factors, results in any future quarter may be below the expectations of securities analysts or investors. If so, the market price of our common stock may decline significantly.

WE DEPEND ON STRATEGIC CUSTOMER AND SUPPLIER RELATIONSHIPS TO GROW OUR BUSINESS AND OUR BUSINESS MAY NOT GROW IF THE RELATIONSHIPS UPON WHICH WE DEPEND FAIL TO PRODUCE THE EXPECTED BENEFITS OR ARE TERMINATED.

  Our business depends upon our ability to maintain and benefit from our existing customer relationships, particularly those with our directory technology licensees. The success of our directory website depends in substantial part upon our ability to access a broad base of local merchants. The target merchant base is highly fragmented and local merchants are difficult to contact efficiently and cost-effectively. Consequently, we depend on relationships with licensees who license our directory technology to sell Internet yellow pages advertising to local merchants and provide them billing and other administrative services. The termination of any strategic relationship with a directory technology licensee could significantly impair our ability to attract potential local merchant customers.

  We have entered into strategic relationships with licensees of our technology and supplier relationships with third-party information providers. These parties may not perform their contractual obligations to us and, if they do not, we may not be able to require them to do so. Some of our strategic customer and supplier relationships may be terminated by either party on short notice.

  Our strategic customer and supplier relationships are in the early stages of development. These relationships may not provide us benefits that outweigh the costs of the relationships. If any strategic customer or supplier demands a greater portion of revenue or requires us to make payments for access to its website, we may need to terminate or refuse to renew that relationship, even if it had been previously profitable or otherwise beneficial. In addition, if we lose a significant strategic customer or supplier, we may be unable to replace that relationship with other strategic relationships with comparable revenue potential, content or user demographics.

IF WE CANNOT DEMONSTRATE THE VALUE OF OUR ADVERTISING PRODUCTS TO MERCHANTS, THOSE MERCHANT CUSTOMERS MAY STOP PURCHASING OUR ADVERTISING PRODUCTS, WHICH COULD REDUCE OUR REVENUE AND MATERIALLY REDUCE NET INCOME.

  We may be unable to demonstrate the value of our advertising products to merchants. Regardless of whether our merchant advertising products effectively produce leads, merchant and national advertisers may not know the source of the leads and may cancel their advertising. If local merchants cancel their advertising, our revenue could decline and we may need to incur additional expenditures to obtain new merchant and national advertisers, which would reduce our net income.

WE MAY ATTRACT FEWER ADVERTISERS AND CONSUMERS IF WE ARE NOT ABLE TO LICENSE ACCURATE DATABASE INFORMATION FROM THIRD-PARTY CONTENT PROVIDERS.

  We principally rely upon a single third-party source for our business and residential listings data, and a single third-party source for our mapping data. The loss of either of these sources or the inability of either of these sources to collect their data could significantly and adversely affect our ability to provide information to consumers. Although other sources of database information exist, we may not be able to integrate data from these sources into our database systems in a timely, cost-effective manner, or without a significant disruption to internal engineering resources. Other sources of data may not be offered on terms acceptable to us. Moreover, a consolidation by Internet-related businesses could reduce the number of content providers with which we could form relationships.

  We typically license information under arrangements that require us to pay royalties or other fees for the use of the content. In the future, some of our content providers may demand a greater portion of advertising revenue or increase the fees that they charge us for their content. If we fail to enter into and maintain satisfactory arrangements with existing or substitute content providers, we may be unable to continue to provide our products.

  The success of our business depends on the quality of our services and that quality is substantially dependent on the accuracy of data we license from third parties. Any failure to maintain accurate data could impair the reputation of our brand and our services, reduce the volume of users attracted to our website as well as the websites of our directory technology licensees and our merchant and national advertisers, and diminish the attractiveness of our service offerings to those licensees, merchant and national advertisers and content providers.

WE RELY ON A SMALL NUMBER OF CUSTOMERS, THE LOSS OF WHOM MAY SUBSTANTIALLY REDUCE OUR REVENUE.

  We derive a substantial portion of our net revenue from a small number of customers who license our technology and sell our products. During the nine months ended September 30, 2003, net revenue derived from our top ten customers accounted for approximately 69.7% of our total net revenue. Additionally, net revenue derived from AOL alone accounted for 44.3% of our total net revenue in the nine months ended September 30, 2003. Consequently, our revenue may substantially decline if we lose any of these customers. We anticipate that our future results of operations will continue to depend to a significant extent upon revenue from a small number of customers. In addition, we anticipate that the identity of those customers will change over time.

OUR PAY FOR PERFORMANCE BASED ADVERTISING IS A NEW BUSINESS OFFERING, AND WE MAY BE UNABLE TO SUCCESSFULLY MARKET THIS SERVICE TO NEW AND EXISTING CUSTOMERS WHICH COULD IMPAIR OUR ABILITY TO MAINTAIN AND GROW OUR BUSINESS.

  We recently introduced our LocalClicks pay for performance advertising service. This is a new aspect of our business, and we do not have any significant prior experience in marketing or providing this type of advertising product. Our failure to successfully attract merchant and national advertisers to the LocalClicks product could impair our ability to maintain and grow our business.

WE INTEND TO EXPAND OUR DIRECT SALES INITIATIVES, WHICH IS A NEW MARKETING CHANNEL FOR US AND WILL REQUIRE INCREMENTAL INVESTMENT WHICH COULD INCREASE OUR COSTS AND DECREASE OUR NET INCOME.

  Our sales strategy for LocalClicks and our other advertising products may include broad direct sales initiatives to local and national merchants. Historically, we have primarily relied on third parties to sell our advertising products. Expanding our direct channel would be a new aspect of our business. Increased expenses associated with direct sales could reduce our net income. We currently intend to spend an additional $2.5 million during 2004, to support direct sales. However, our level of spending in this area may increase or decrease depending on the success of this initiative, and as we become more experienced in managing a significant direct sales effort.

IF WE DO NOT INTRODUCE NEW OR ENHANCED OFFERINGS TO OUR DIRECTORY TECHNOLOGY LICENSEES AND OUR ADVERTISERS, WE MAY BE UNABLE TO ATTRACT AND RETAIN THOSE CUSTOMERS, WHICH WOULD SIGNIFICANTLY IMPEDE OUR ABILITY TO GENERATE REVENUE.

  We need to introduce new or enhanced products to attract and retain directory technology licensees and advertisers, and remain competitive. Our industry has been characterized by rapid technological change, changes in user and customer requirements and preferences and frequent new product and service introductions embodying new technologies. These changes could render our technology, systems and website obsolete. If we do not periodically enhance our existing products and services, develop new technologies that address sophisticated and varied consumer needs, respond to technological advances and emerging industry standards and practices on a timely and cost-effective basis and address evolving customer preferences, our products and services may not be attractive to directory technology licensees, which would significantly impede our revenue growth. In addition, if any new product or service introduction, such as our LocalClicks pay for performance advertising product, is not favorably received, our reputation and our brand could be damaged. We may also experience difficulties that could delay or prevent us from introducing new products and services.

THE MARKETS FOR INTERNET CONTENT AND ADVERTISING ARE HIGHLY COMPETITIVE, AND OUR FAILURE TO COMPETE SUCCESSFULLY WILL LIMIT OUR ABILITY TO INCREASE OR RETAIN OUR MARKET SHARE.

  Our failure to maintain and enhance our competitive position would limit our ability to increase or maintain our market share, which would seriously harm our business. We compete in the markets for Internet content, services and advertising. These markets are new, rapidly evolving and highly competitive. We expect this competition to intensify in the future. We compete, or expect to compete, with many providers of Internet content, information services and products, as well as with traditional media, for audience attention and advertising and sponsorship revenue. We license much of our database content under non-exclusive agreements with third-party providers which are in the business of licensing their content to many businesses, including our current and potential competitors. Many of our competitors are substantially larger than we are and have substantially greater financial, infrastructure and personnel resources than we have. In addition, many of our competitors have well-established, large, and experienced sales and marketing capabilities and greater name recognition than we have. As a result, our competitors may be in a stronger position to respond quickly to new or emerging technologies and changes in customer requirements. Moreover, barriers to entry are not significant, and current and new competitors may be able to launch new websites at a relatively low cost. We therefore expect additional competitors to enter these markets.

  Many of our current customers have established relationships with our current and potential competitors. If our competitors develop content or technology that is superior to ours or that achieves greater market acceptance than ours, we may not be able to develop alternative content or technology in a timely, cost-effective manner, or at all, and we may lose market share.

WE MAY HAVE TO RELOCATE OUR OPERATIONS, AND OUR BUSINESS MAY SUFFER AS A RESULT.

  On June 4, 2003, Cable & Wireless PLC announced that it had decided to cease its United States operations. We currently use Cable & Wireless' Waltham, Massachusetts facility for the hosting of our website, as well as the web-hosted platforms we provide to our directory technology licensees. On December 8, 2003, Cable & Wireless announced that it had entered into an agreement to sell its United States business to Gores Technology Group through a bankruptcy process. Cable & Wireless has stated that providing continued service to its customers is a priority, however, we are unable to predict if the transaction will close or whether Gores Technology will continue to provide the same or similar services as Cable & Wireless presently offers to us. Cable & Wireless has announced that it expects the sale process to be completed by March 31, 2004. If we are unable to reach an agreement with Gores

Technology or another eventual purchaser or lessor of the facility, we will be required to find a new location from which to host our website as well as the web-hosted platforms we provide to our licensees. We may incur more expense at a new facility than we presently pay to Cable & Wireless. Further, such a transition to a new location may result in an interruption to our website or the web-hosted platforms of our directory technology licensees. Such an interruption could materially and negatively affect our ability to generate cash flows and interfere with our results of operations.


OUR MAJOR SHAREHOLDER IS SELLING ALL OR SUBSTANTIALLY ALL OF ITS SHARES OF OUR COMMON STOCK AND IT WILL NO LONGER HAVE THE SAME INFLUENCE OVER OUR BUSINESS OR ABILITY TO ENABLE, DELAY, DETER OR PREVENT A CHANGE OF CONTROL OR OTHER BUSINESS COMBINATION, WHICH COULD MAKE IT MORE DIFFICULT FOR US TO EFFECT A DESIRABLE BUSINESS COMBINATION OR FEND OFF A HOSTILE BIDDER FOR CONTROL OF SWITCHBOARD.


  As of January 15, 2004, ePresence beneficially owned approximately 51.1% of our common stock. At the close of this offering, ePresence will beneficially own approximately 5.6% of our common stock or, if the over-allotment option is exercised in full, none of our common stock. In addition, three of our six current directors, Messrs. Ferry, Spaulding and Wadsworth, are employees or directors of ePresence. There can be no assurance that all of these directors will choose to remain directors after the offering. Without a significant shareholder holding a majority of our common stock it may be more difficult for us to effect a desirable business combination or fend off a hostile bidder for control of Switchboard.


IF WE LOSE THE SERVICES OF OUR CHIEF EXECUTIVE OFFICER AND FOUNDER, OR ARE NOT ABLE TO ATTRACT AND RETAIN HIGHLY SKILLED MANAGERIAL AND TECHNICAL PERSONNEL WITH INTERNET EXPERIENCE, WE MAY NOT BE ABLE TO IMPLEMENT OUR BUSINESS MODEL SUCCESSFULLY, WHICH COULD HARM OUR ABILITY TO REMAIN COMPETITIVE IN THE MARKET OF INTERNET ADVERTISING.

  Our future success depends to a significant extent on the continued service of and effective working relationship with Dean Polnerow, our Chief Executive Officer and founder. Our business may suffer if we lose the services of Mr. Polnerow. Additionally, we believe that our management must be able to act decisively to apply and adapt our business model in the rapidly changing Internet markets in which we compete. We also rely upon our technical employees to develop and maintain much of the technology used to provide our products and services. Consequently, we believe that our success depends largely on our ability to attract and retain highly skilled managerial and technical personnel. If we are not able to hire or retain the necessary personnel to implement our business strategy, our competitiveness in the Internet search market will suffer.

WE MAY NOT BE ABLE TO DEDICATE THE SUBSTANTIAL RESOURCES REQUIRED TO EXPAND, MONITOR AND MAINTAIN OUR INTERNALLY DEVELOPED SYSTEMS WITHOUT CONTRACTING WITH AN OUTSIDE SUPPLIER AT SUBSTANTIAL EXPENSE.

  We will have to expand and upgrade our technology, transaction-processing systems and network infrastructure if the volume of traffic on our website or our directory technology licensees' websites increases substantially. We could experience temporary capacity constraints that may cause unanticipated system disruptions, slower response times and lower levels of customer service. We may not be able to project accurately the rate or timing of increases, if any, in the use of our services or expand and upgrade our systems and infrastructure to accommodate these increases in a timely manner. Our inability to upgrade and expand as required could impair the reputation of our brand and our services, reduce the volume of users able to access our website, and diminish the attractiveness of our service offerings to our strategic partners, advertisers and content providers. Because we developed these systems internally, we must either dedicate substantial internal resources to monitor, maintain and upgrade these systems or contract with an outside supplier for these services at substantial expense.

OUR INTERNALLY DEVELOPED SOFTWARE MAY CONTAIN UNDETECTED ERRORS, WHICH COULD LIMIT OUR ABILITY TO PROVIDE OUR PRODUCTS AND SERVICES AND DIMINISH THE ATTRACTIVENESS OF OUR SERVICE OFFERINGS.

  We use internally developed, custom software to provide our products and services. Some of our software, including the software used to administer our new pay for performance based advertising, is still being refined, and our software may contain undetected errors, defects or bugs. Although we have not suffered significant harm from any errors or defects to date, we may discover significant errors or defects in the future that we may not be able to fix. Our inability to fix any of those errors could limit our ability to provide our services and collect payments, impair the reputation of our brand and our services, reduce the volume of users who visit our website and diminish the attractiveness of our service offerings to our strategic partners, advertisers and content providers.

IF WE ARE UNABLE TO ADEQUATELY PROTECT OUR INTELLECTUAL PROPERTY RIGHTS, OUR TECHNOLOGY AND INFORMATION MAY BE USED BY OTHERS TO COMPETE AGAINST US.

  Our success depends both on our internally developed technology and our third party technology. We rely on a variety of trademarks, service marks and designs to promote brand name development and recognition. We also rely on a combination of contractual provisions, confidentiality procedures and patent, trademark, copyright, trade secrecy, unfair competition, and other intellectual property laws to protect the proprietary aspects of our products and services. These legal measures afford limited protection and may not prevent our competitors from gaining access to our intellectual property and proprietary information. In addition, there can be no assurance that courts will always uphold our intellectual property rights, or enforce the contractual arrangements that we have entered into to protect our proprietary technology. Any of our patents may be challenged, invalidated, circumvented or rendered unenforceable. Furthermore, we cannot assure you that any pending patent application held by us will result in an issued patent, or that if patents are issued to us, such patents will provide meaningful protection against competitors or competitive technologies.

  Litigation may be necessary to enforce our intellectual property rights, to protect our trade secrets and to determine the validity and scope of our proprietary rights. Any litigation could result in substantial expense, may reduce our profits and may not adequately protect our intellectual property rights. In addition, we may be exposed to future litigation by third parties based on claims that our products or services infringe their intellectual property rights. Any litigation or claim against us, whether or not successful, could result in substantial costs and harm our reputation. In addition, intellectual property litigation could force us to do one or more of the following: cease selling or using any of our products that incorporate the challenged intellectual property, which would adversely affect our revenue; obtain a license from the holder of the intellectual property right alleged to have been infringed, which license may not be available on reasonable terms, if at all; and redesign or, in the case of trademark claims, rename our products to avoid infringing the intellectual property rights of third parties, which may not be possible and nonetheless could be costly and time-consuming.

WE HAVE LIMITED EXPERIENCE ACQUIRING COMPANIES, AND ANY ACQUISITIONS WE UNDERTAKE COULD LIMIT OUR ABILITY TO MANAGE AND MAINTAIN OUR BUSINESS, RESULT IN ADVERSE ACCOUNTING TREATMENT AND BE DIFFICULT TO INTEGRATE INTO OUR BUSINESS.


  Although acquisitions are not a central element of our current business strategy, we do, from time to time, pursue acquisitions. We have limited experience in acquiring businesses and have very limited experience in acquiring complementary technologies. In May 1998, we acquired MapsOnUs, and in November 2000, we acquired Envenue. In the future we may undertake additional acquisitions. As was the case with our Envenue acquisition, there are no assurances that future acquisitions will not have negative effects on our business. The Envenue acquisition failed to provide us with all of the financial and business-related benefits that we anticipated and, as a result, we suffered substantial financial expense and the diversion of our management team's time and attention. Acquisitions, in general, involve numerous risks, including:


  - diversion of our management's attention;

  - future impairment of substantial goodwill, adversely affecting our reported results of operations;

  - inability to retain the management, key personnel and other employees of the acquired business;

  - inability to assimilate the operations, products, technologies and information systems of the acquired business with our business; and

  - inability to retain the acquired company's customers, affiliates, content providers, advertisers and key personnel.

RECENT LEGISLATIVE ACTIONS AND PROPOSED AMENDMENTS TO THE NASDAQ NATIONAL MARKET LISTING STANDARDS WILL REQUIRE CHANGES IN OUR BOARD OF DIRECTORS AND THE IMPLEMENTATION OF OTHER CORPORATE GOVERNANCE INITIATIVES, WHICH MAY BE DIFFICULT AND EXPENSIVE TO ACHIEVE.

  To satisfy the director independence requirements of the provisions of the Sarbanes-Oxley Act of 2002 (the "Sarbanes-Oxley Act"), recently adopted accounting rules, and proposed amendments to the Nasdaq listing standards, we will be required to reconfigure the composition of our board of directors, audit committee, nominating committee, and compensation committee such that a majority of our board of directors and all of the members of our audit, nominating and compensation committees are considered to be independent under applicable regulatory standards. We will also be required to form a corporate governance committee. We intend to add an independent seventh director to our board of directors in order to comply with the Nasdaq independence requirement. We may not be successful in identifying qualified individuals who are deemed to be independent under applicable standards and willing to serve on our board of directors or board committees. Any failure to reconfigure our board of directors and board committees with qualified independent directors could cause us to be in violation of the Sarbanes-Oxley Act and Nasdaq National Market listing requirements, which could expose us to civil or possibly criminal penalties from various regulatory agencies or delisting from Nasdaq.

  To implement other required corporate governance initiatives mandated by the Sarbanes-Oxley Act, the Securities and Exchange Commission and the proposed amendments to the Nasdaq rules, we may be required to enhance our internal controls, hire additional personnel and utilize additional outside legal, accounting and advisory services, all of which would cause our general and administrative expenses to substantially increase. In order to attract and retain independent directors, we expect to pay directors' fees estimated to total at least $170,000 per year. We also expect that the premiums we pay for directors' and officers' insurance policies will increase in the future as a result of higher claim rates incurred by insurers on other insured companies in recent years. These increased costs could substantially reduce our net income.

                         RISKS RELATED TO THE INTERNET

IF THE ACCEPTANCE AND EFFECTIVENESS OF INTERNET ADVERTISING DOES NOT BECOME FULLY ESTABLISHED, OUR ADVERTISING REVENUE WILL SUFFER.

  Our business model is heavily dependent upon increasing our sales of local online advertising products to local merchants and national advertisers. The Internet advertising market is new and rapidly evolving, and cannot yet be compared with traditional advertising media to gauge its effectiveness. As a result, demand for and market acceptance of Internet advertising is uncertain. If Internet advertising fails to gain wide acceptance and to grow from year to year, our overall revenue will be affected. Similarly, if use of Internet yellow pages by consumers does not increase, Internet yellow pages advertising will not become more attractive to local merchant and national advertisers, and our yellow pages advertising revenue will suffer.

  Many of our directory technology licensees' current and potential local merchant and national advertisers have little or no experience with Internet advertising and have allocated only a limited portion of their advertising and marketing budgets to Internet activities. The adoption of Internet advertising, particularly by entities that have historically relied upon traditional methods of advertising and marketing, requires the acceptance of a new way of advertising and marketing.

  There are currently no generally accepted standards for the measurement of the effectiveness of Internet advertising. Standard measurements may need to be developed to support and promote Internet advertising as a significant advertising medium. Our merchant customers may challenge or refuse to accept either our or third-party measurements of advertisement delivery.

  These customers may find Internet advertising to be less effective for meeting their business needs than traditional methods of advertising and marketing. In addition, there are some software programs that limit or prevent advertising from being delivered to a user's computer. Widespread adoption of this software could significantly undermine the commercial viability of Internet advertising. If the market for Internet advertising fails to develop or develops more slowly than we expect, our ability to expand our customer base and increase revenue will suffer.

IF WE CANNOT MAINTAIN OR GROW THE NUMBER OF CONSUMERS WHO USE OUR WEBSITE AND THE WEBSITES OF OUR LICENSEES, OUR REVENUE WILL DECLINE.

  The number of users of our website has grown significantly over the last two years, primarily through word of mouth referrals and through search engine database inclusion. At least 15% of our revenue is currently directly dependent on the number of users of our website, including revenue from content-targeted advertising, performance based advertising and national banner and site sponsorship advertising. If the number of users of our website falls, our revenue will decline and could cause us to incur losses.

  If our directory technology licensees are unable to maintain or grow the number of consumers using their websites, it is likely that their ability to attract merchant and national advertisers will be impaired. This could result in us losing licensees or reducing our revenue from licensees, which would reduce our revenue and net income.

IF WE ARE SUED FOR CONTENT DISTRIBUTED THROUGH, OR LINKED TO BY, OUR WEBSITE OR THOSE OF OUR DIRECTORY TECHNOLOGY LICENSEES, WE MAY BE REQUIRED TO SPEND SUBSTANTIAL RESOURCES TO DEFEND OURSELVES AND COULD BE REQUIRED TO PAY MONETARY DAMAGES.

  We aggregate and distribute third-party data and other content over the Internet. In addition, third-party websites are accessible through our website or those of our directory technology licensees. As a result, we could be subject to legal claims for defamation, negligence, intellectual property infringement and product or service liability. Other claims may be based on errors or false or misleading information provided on or through our website or websites of our directory licensees. Other claims may be based on links to sexually explicit websites and sexually explicit advertisements. We may need to expend substantial resources to investigate and defend these claims, regardless of whether we successfully defend against them. While we carry general business insurance, the amount of coverage we maintain may not be adequate. In addition, implementing measures to reduce our exposure to this liability may require us to spend substantial resources and limit the attractiveness of our content to users.

WE MAY NEED TO EXPEND SIGNIFICANT RESOURCES TO PROTECT AGAINST ONLINE SECURITY RISKS THAT COULD RESULT IN MISAPPROPRIATION OF OUR PROPRIETARY INFORMATION OR CAUSE INTERRUPTION IN OUR OPERATIONS.

  Our networks may be vulnerable to unauthorized access, computer viruses and other disruptive problems. Someone who is able to circumvent security measures could misappropriate our proprietary information or cause interruptions in our operations. Internet and online service providers have experienced, and may in the future experience, interruptions in service as a result of the accidental or intentional actions of Internet users, current and former employees or others. We may need to expend significant resources protecting against the threat of security breaches or alleviating problems caused by breaches. Eliminating computer viruses and alleviating other security problems may require interruptions, delays or cessation of service.

WE MAY BE SUED FOR DISCLOSING TO THIRD PARTIES PERSONAL IDENTIFYING INFORMATION WITHOUT CONSENT, WHICH COULD HARM OUR RELATIONSHIP WITH BOTH OUR CUSTOMER ADVERTISERS AND OUR WEBSITE USERS, AND MAY REQUIRE US TO PAY MONETARY DAMAGES.

  Individuals whose names, addresses and telephone numbers appear in our yellow pages and white pages directories have occasionally contacted us because their phone numbers and addresses were unlisted with the telephone company. While we have not received any formal legal claims from these individuals, we may receive claims in the future for which we may be liable. In addition, if we begin disclosing to third parties personal identifying information about our users without consent or in violation of our privacy policy, we may face potential liability for invasion of privacy, which may require us to pay monetary damages. In addition to the financial harm any liability could cause, such circumstances may negatively impact our relationships with our customers and website users.

WE MAY BECOME SUBJECT TO BURDENSOME GOVERNMENT REGULATION AND LEGAL UNCERTAINTIES, WHICH COULD FORCE US TO MODIFY OUR TECHNOLOGY OR BUSINESS PRACTICES AND INCREASE OUR COSTS.

  There are currently relatively few laws or regulations directly applicable to the Internet and even in areas where legislation has been enacted, laws governing the Internet remain largely unsettled. It may take years to determine whether and how existing laws such as those governing intellectual property, privacy, libel and taxation apply to the Internet and Internet advertising and directory services. In addition, the growth and development of the market for electronic commerce may prompt calls for more stringent consumer protection laws, both in the United States and abroad, that may impose additional burdens on companies conducting business over the Internet.

  Laws and regulations directly applicable to Internet communications, commerce and advertising are however, becoming more prevalent. The Digital Millennium Copyright Act is intended, in part, to limit the liability of eligible online service providers for listing or linking to third-party websites that include materials that infringe copyrights or rights of others. We post our privacy policy and practices concerning the use and disclosure of user data on our website. Any failure by us to comply with its posted privacy policy, FTC requirements or other privacy-related laws and regulations could result in proceedings by the FTC or others which could potentially decrease our revenues and negatively impact our business. Additionally, new laws and regulations may be adopted covering issues such as user privacy, pricing, content, taxation and quality of products and services. Any new legislation could hinder the growth in use of the Internet and other online services generally and decrease the acceptance of the Internet and other online services as media of communications, commerce and advertising. While we are not aware of any specific efforts to do so, various U.S. and foreign governments might attempt to regulate our transmissions or levy sales or other taxes relating to our activities.

IF WE CANNOT PROTECT OUR DOMAIN NAMES, OUR ABILITY TO SUCCESSFULLY BRAND SWITCHBOARD WILL BE IMPAIRED.

  We currently hold various Internet domain names, including Switchboard.com and MapsOnUs.com. The regulation of domain names in the United States and in foreign countries is subject to change. Governing bodies may establish additional top-level domains, appoint additional domain name registrars or modify the requirements for holding domain names. As a result, we may be unable to acquire or maintain relevant domain names in all countries in which we conduct business. This problem may be exacerbated by the length of time required to expand into any other country and the corresponding opportunity for others to acquire rights in relevant domain names. Furthermore, it is unclear the extent to which laws protecting trademarks and similar proprietary rights will be extended to protect domain names. Therefore, we may be unable to prevent third parties from acquiring domain names that are similar to, infringe upon or otherwise decrease the value of our trademarks and other proprietary rights, which could impair our ability to generate revenue. We may not be able to successfully carry out our business strategy of establishing a strong brand for Switchboard if we cannot prevent others from using similar domain names or trademarks.

                         RISKS RELATED TO THIS OFFERING

OUR NET OPERATING LOSS CARRY-FORWARDS FOR FEDERAL AND STATE TAX PURPOSES MAY BE LIMITED AS A RESULT OF THIS OFFERING, WHICH COULD INCREASE INCOME TAX EXPENSE AND REDUCE OUR NET INCOME.

  This offering may have the effect of limiting the usage of our existing net operating losses ("NOL's") to reduce taxes on our future income. As of December 31, 2002, our NOL carry-forwards for federal and state tax purposes were approximately $86.9 million and $86.8 million, respectively. The change in ownership of Switchboard over the past several years, as well as the consummation of this offering may cause a change in control in our company as defined by the federal income tax codes. In general, the annual usage of NOL carry-forwards following a change in control is limited to our market value on the date of the change in control, multiplied by the federal long-term tax exempt rate. As a result, our NOL usage in future periods may be limited if our market value is inadequate to support our present NOL's. The limitation of the usage of NOL's may result in additional income tax liability in future periods, which additional taxes may reduce our net income and cash flows from operating activities. See "Results of Operations -- Comparison of Nine Months Ended September 30, 2003 and 2002."

OUR COMMON STOCK HAS ONLY BEEN PUBLICLY TRADED SINCE MARCH 2, 2000 AND THE PRICE OF OUR COMMON STOCK HAS FLUCTUATED SUBSTANTIALLY, AND THIS OFFERING MAY FURTHER CAUSE OUR STOCK PRICE TO FLUCTUATE, WHICH COULD AFFECT THE VALUE OF YOUR INVESTMENT.

  Our common stock has been traded on a public market since March 2, 2000. Since our initial public offering, the closing sales price of our common stock has ranged from a low of $1.08 to a high of $44.25. A number of factors will continue to influence the market price for our common stock following this offering, including:

  - quarterly variations in our, our competitors', or our customers' results of operations;

  - changes in shareholder base as a result of this offering;

  - the announcement and introduction of new services, products or product enhancements by us or our competitors;

  - our ability to develop and market new and enhanced products;

  - changes in governmental regulations affecting us or the Internet;

  - changes in earnings estimates or recommendations by securities analysts; and

  - general economic and market conditions and other factors that may be unrelated to our operating performance or the operating performance of our customers or competitors.

  If the trading market for our stock does not continue to develop, securities analysts may not initiate or maintain research coverage of our company and our shares, and this could further depress the market for our shares. A decrease in the value of, or market for, our shares could harm the value of your investment.

OUR COMMON STOCK HAS RECENTLY TRADED AT A PRICE THAT IS SIGNIFICANTLY HIGHER THAN ITS AVERAGE HISTORICAL PER SHARE PRICE, AND YOUR INVESTMENT IN OUR COMMON STOCK COULD SUFFER A DECLINE IN VALUE.


  The average closing price of our common stock since our initial public offering has been $5.80 per share. For the last six (6) months, our common stock has traded at an average closing price of $7.83 per share. During this time, the sale prices of our common stock ranged from a low closing price of $3.98 per share to a high closing price of $12.31 per share and, on December 12, 2003, our common stock closed at a closing price $8.35 per share. A number of factors, including actual and anticipated variations in our operating results, results of our competitors, and general economic and market conditions could cause the market price of our common stock to fluctuate or decline significantly in the future.


A LARGE NUMBER OF SHARES MAY BE SOLD INTO THE MARKET FOLLOWING THIS OFFERING, WHICH MAY CAUSE THE PRICE OF OUR COMMON STOCK TO DECLINE AND REDUCE THE VALUE OF YOUR INVESTMENT.


  After this offering, 19,286,653 shares of our common stock will be outstanding based upon shares outstanding as of January 15, 2004. The 8,815,171 shares we and certain stockholders are selling in this offering, and the 1,322,250 shares being offered by the selling stockholders if the underwriters exercise their over-allotment option in full, will be freely tradable, without restriction or further registration, under the federal securities laws unless purchased by our affiliates. Previously, the shares offered were subject to restrictions regarding sale without registration with the SEC. This represents a significant increase in number of shares eligible for sale without registration, which could cause downward pressure on the trading price of our common stock. In addition, our largest stockholder, ePresence, has announced its intention to distribute to its stockholders or sell, in a public offering or otherwise, up to all of its shares of our common stock not sold by ePresence in this offering.


  Certain of our stockholders, including management, holding an aggregate of
[     ] shares and options to purchase shares after this offering, assuming the underwriters do not exercise their over-allotment option, have agreed not to
sell their shares of stock for up to [     ] days after the completion of this
offering. Thomas Weisel Partners LLC may waive any of these lock-up restrictions prior to the expiration of the lock-up period without prior notice. Thomas Weisel Partners LLC has no current intention to waive any of these lock-up restrictions. If, however, Thomas Weisel Partners LLC elects to waive such restrictions, all of these shares would be available for sale. Of the shares of common stock that will be available for sale after the expiration of the lock-up period, or upon any election of Thomas Weisel Partners LLC to waive the lock-up
restrictions, [     ] shares will be subject to the volume restrictions of Rule
144 under federal securities laws because they are held by our affiliates. In addition, AOL owns 1,496,260 shares, or 7.8% of our common stock which may be eligible for sale without volume or other limitations of Rule 144 either because AOL is entitled to cause registration of its shares or because it is not an affiliate and therefore not subject to the volume and other limitations of Rule 144.

  If our common stockholders sell substantial amounts of common stock in the public market, or if the market perceives that these sales may be about to occur, the market price of our common stock could fall, which will reduce the value of your investment.

OUR STOCK PRICE COULD BE VOLATILE, WHICH COULD RESULT IN SUBSTANTIAL LOSSES FOR INVESTORS PURCHASING SHARES IN THIS OFFERING AND EXPOSE US TO COSTLY SECURITIES CLASS ACTION LITIGATION.

  The trading price of our common stock is likely to be volatile. The stock market in general, and the market for technology and Internet-related companies in particular, has experienced extreme volatility in recent years. This volatility has often been unrelated to the operating performance of particular companies. In the past, securities class action litigation has often been brought against a company following periods of volatility in the market price of its securities because large fluctuations in stock price can result in allegations of large damage claims on behalf of the class of trading security holders.

We believe that potentially large damage claims is one factor taken into account in determining whether class action lawsuits are brought against a company. Due to the potential volatility of our stock price, we may be the target of securities litigation, which could result in substantial costs and divert management's attention and resources.

PURCHASERS IN THIS OFFERING MAY EXPERIENCE ADDITIONAL DILUTION UPON THE EXERCISE OF OUTSTANDING OPTIONS TO PURCHASE OUR COMMON STOCK.


  As of January 15, 2004, exercisable options to purchase a total of 3,213,384 shares of our common stock were outstanding under our stock option plans, with a weighted-average per share exercise price of $4.88. The exercise of all of these outstanding options would dilute the ownership percentage of purchasers in this offering by approximately 6.5% and may cause the market price of our common stock to decline.


OUR EXECUTIVE OFFICERS AND DIRECTORS, AND THEIR AFFILIATES, OWN A SIGNIFICANT PERCENTAGE OF OUR STOCK, AND AS A RESULT, THE TRADING PRICE FOR OUR SHARES MAY BE DEPRESSED AND THESE STOCKHOLDERS CAN TAKE ACTIONS THAT MAY BE ADVERSE TO YOUR INTERESTS.

  Following this offering, our executive officers and directors, and persons and entities affiliated with our directors, will beneficially own approximately 15.0% of our common stock or approximately 8.8% if the underwriters exercise their over-allotment option in full. These stockholders, acting together, may have the ability to significantly influence all matters requiring approval by our stockholders, including the election and removal of directors and any proposed merger, consolidation or sale of all or substantially all of our assets. In addition, they could dictate the management of our business and affairs. A significant concentration of share ownership can adversely affect the trading price for our common stock because investors often discount the value of stock in companies that have controlling stockholders. Furthermore, the concentration of ownership in our company could delay, defer or prevent a merger or consolidation, takeover or other business combination that could be favorable to you.

ANTI-TAKEOVER PROVISIONS IN OUR CHARTER DOCUMENTS AND DELAWARE LAW COULD PREVENT A POTENTIAL ACQUIROR FROM BUYING OUR STOCK.

  Our certificate of incorporation and bylaws contain provisions that could delay or prevent a change in control of our company, including provisions that:

  - authorize the issuance of preferred stock that can be created and issued by the board of directors without prior stockholder approval, commonly referred to as "blank check" preferred stock, with rights senior to those of common stock;

  - prohibit stockholder actions by written consent; and

  - provide for a classified board of directors.

  In addition, we are governed by the provisions of Section 203 of Delaware General Corporation Law. These provisions may prohibit stockholders owning 15% or more of our outstanding voting stock from merging or combining with us. These and other provisions in our certificate of incorporation and bylaws, and under Delaware law, could discourage potential acquisition proposals, delay or prevent a change in control or reduce the price that investors might be willing to pay for shares of our common stock in the future.

                INFORMATION REGARDING FORWARD LOOKING STATEMENTS

  This prospectus includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 that are subject to a number of risks and uncertainties. All statements, other than statements of historical fact, included in this prospectus regarding our strategy, future operations, financial position, estimated revenues, projected costs, prospects, plans and objectives of management are forward-looking statements. When used in this prospectus, the words "will", "believe", "likely", "anticipate", "intend", "estimate", "expect", "project" and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. We cannot guarantee future results, levels of activity, performance or achievements and you should not place undue reliance on our forward-looking statements. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures or strategic alliances. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including the risks described in "Risk Factors", "Management's Discussion and Analysis of Financial Condition and Results of Operations" and elsewhere in this prospectus. The forward-looking statements provided by Switchboard in this prospectus represent Switchboard's estimates as of the date this prospectus is filed with the SEC. We anticipate that subsequent events and developments will cause our estimates to change. However, while we may elect to update our forward-looking statements in the future we specifically disclaim any obligation to do so. Our forward-looking statements should not be relied upon as representing our estimates as of any date subsequent to the date this report is filed with the SEC.

  This prospectus also contains estimates made by independent parties and by us relating to market size and growth and other industry data. These estimates involve a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates. In addition, projections, assumptions and estimates of our future performance and the future performance of the industries in which we operate are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in "Risk Factors", "Management's Discussion and Analysis of Financial Condition and Results of Operations" and elsewhere in this prospectus. These and other factors could cause results to differ materially from those expressed in the estimates made by the independent parties and by us.

                                USE OF PROCEEDS

  Assuming a public offering price of [     ] per share, we expect to receive
net proceeds of approximately [     ] from the sale of [100,000] shares of
common stock after deducting underwriting commissions and discounts and
estimated expenses. We intend to use approximately $          of the proceeds
from this offering to pay for the expenses of this offering, and approximately
$          and for general corporate purposes. We will not receive any of the proceeds from the sale of shares by the selling stockholders. In the event that the proceeds of this offering are insufficient to pay for expenses of this offering, we will utilize existing cash on hand to fund such a shortfall.

                          PRICE RANGE OF COMMON STOCK

  Our common stock has traded on the Nasdaq National Market under the symbol "SWBD" since our initial public offering on March 2, 2000. Prior to that time, there was no public market for our common stock. The following table sets forth, for the periods indicated, the high and low closing prices per share for our common stock as reported by the Nasdaq National Market:


                                                               HIGH     LOW
                                                              ------   -----
Fiscal year ending December 31, 2002:
  First quarter (commencing January 1, 2002)................  $ 5.32   $3.02
  Second quarter............................................  $ 6.39   $3.20
  Third quarter.............................................  $ 3.30   $1.08
  Fourth quarter............................................  $ 3.13   $1.48
Fiscal year ending December 31, 2003:
  First quarter (commencing January 1, 2003)................  $ 3.19   $2.20
  Second quarter............................................  $ 4.10   $2.55
  Third quarter.............................................  $12.31   $3.55
  Fourth quarter............................................  $11.06   $6.22
Fiscal year ending December 31, 2004:
  First quarter (commencing January 1, 2004 and through
     January 15, 2004)......................................  $ 8.70   $7.10



  On January 15, 2004, the last reported sale price of our common stock as reported on the Nasdaq National Market was $8.35 per share. As of January 15, 2004, there were approximately 112 holders of record of our common stock. Because many of our shares of common stock are held by brokers and other institutions on behalf of shareholders, we are unable to estimate the total number of shareholders represented by these record holders.


                                DIVIDEND POLICY

  We have never declared or paid cash dividends on our capital stock. We currently intend to retain all available funds and any future earnings for use in the operation of our business and therefore do not anticipate paying any cash dividends in the foreseeable future.

                                 CAPITALIZATION
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)


  The following table sets forth our capitalization at September 30, 2003 on an actual basis and on an as adjusted basis to give effect to the receipt of the estimated net proceeds from the sale of 100,000 shares of common stock offered by us in this offering at an assumed public offering price of $8.35 per share (the last sale price of our common stock on the Nasdaq National Market on January 15, 2004), after deducting underwriting discounts and commissions and estimated offering costs. The information below should be read in conjunction with our consolidated financial statements and the notes to those statements appearing elsewhere in this prospectus.



                                                                SEPTEMBER 30, 2003
                                                              -----------------------
                                                               ACTUAL     AS ADJUSTED
                                                              ---------   -----------
Cash, cash equivalents, restricted cash, marketable
  securities................................................  $  52,922    $  53,057
                                                              =========    =========
Stockholders' equity:
  Preferred Stock, $0.01 par value per share; 5,000,000
     shares authorized and undesignated, none issued and
     outstanding............................................  $      --    $      --
  Common stock, $0.01 par value per share; authorized
     85,000,000 shares. Issued 19,368,749 shares actual;
     19,468,749 as adjusted.................................        194          195
  Treasury stock, 386,302 shares at cost....................     (1,255)      (1,255)
  Additional paid-in capital................................    163,363      163,497
  Note and interest receivable for issuance of restricted
     common stock...........................................       (848)        (848)
  Unearned compensation.....................................        (69)         (69)
  Accumulated other comprehensive income....................         82           82
  Accumulated deficit.......................................   (107,400)    (107,400)
                                                              ---------    ---------
     Total stockholders' equity.............................     54,067       54,202
                                                              ---------    ---------
Total Capitalization........................................  $  54,067    $  54,202
                                                              =========    =========

                                    DILUTION

  If you invest in our common stock your interest will be diluted to the extent of the difference between the public offering price per share of our common stock and the net tangible book value per share of our common stock after this offering.


  Our pro forma net tangible book value as of September 30, 2003 was approximately $54.1 million, or $2.85 per share of common stock outstanding. Net tangible book value per share represents the amount of total tangible assets less total liabilities, divided by the shares of common stock outstanding as of September 30, 2003. After giving effect to the issuance and sale of the 100,000 shares of common stock offered by us in this offering and after deducting the underwritings discounts and estimated offering expenses payable by us, assuming a public offering price of $8.35 per share, our as adjusted net tangible book value as of September 30, 2003 would have been $54.2 million, or $2.84 per share. This represents an immediate decrease in adjusted net tangible book value of $0.01 per share to existing stockholders and an immediate dilution of $3.61 per share to new investors. The following table illustrates this per share dilution:



Assumed public offering price per share.............................   $8.35
  Net tangible book value per share as of September 30, 2003........   $2.85
  Decrease in net tangible book value per share attributable to new investors.......................................  $(0.01)
                                                              ------
Adjusted net tangible book value per share after this
  offering..................................................  $ 2.84
                                                              ------
Dilution in net tangible book value per share to new investors......   $5.51
                                                                       =====

                      SELECTED CONSOLIDATED FINANCIAL DATA
                      (IN THOUSANDS EXCEPT PER SHARE DATA)

  We have derived the following consolidated selected financial data as of December 31, 2001 and 2002 and for each of the years ended December 31, 2000, 2001 and 2002 from our audited consolidated financial statements appearing elsewhere in this prospectus, which have been prepared in accordance with accounting principles generally accepted in the United States, or U.S. GAAP. We have derived the consolidated selected financial data as of December 1998, 1999 and 2000 and for each of the years ended December 31, 1998 and 1999 from our audited consolidated financial statements not included in this prospectus which have been prepared in accordance with U.S. GAAP. The selected consolidated financial data as of September 2002 and September 30, 2003, and for the nine months ended September 30, 2002 and 2003 are derived from our unaudited consolidated financial statements appearing elsewhere in this prospectus and prepared in accordance with U.S. GAAP. Our unaudited consolidated financial statements include, in the opinion of management, all adjustments (consisting only of normal recurring adjustments) necessary to present fairly the financial position and results of operations of our company for such periods. The results of operations for the nine months ended September 30, 2002 and September 30, 2003 are not necessarily indicative of the results of the whole year. You should read the selected consolidated financial data together with the section of this prospectus entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements included elsewhere in this prospectus.

                                                                                           NINE MONTHS ENDED
                                              YEAR ENDED DECEMBER 31,                -----------------------------
                                 -------------------------------------------------   SEPTEMBER 30,   SEPTEMBER 30,
                                  1998      1999       2000       2001      2002         2002            2003
                                 -------   -------   --------   --------   -------   -------------   -------------
OPERATING RESULTS
Gross revenue..................  $ 6,536   $ 8,304   $ 20,310   $ 13,326   $13,747      $10,362         $11,423
Consideration given to a
  customer.....................       --        --       (412)    (4,048)   (2,000)      (2,000)             --
                                 -------   -------   --------   --------   -------      -------         -------
  Net revenue..................    6,536     8,304     19,898      9,278    11,747        8,362          11,423
Cost of Revenue................    1,307     1,970      3,490      3,518     3,744        2,981           2,183
                                 -------   -------   --------   --------   -------      -------         -------
Gross profit...................    5,229     6,334     16,408      5,760     8,003        5,381           9,240
Operating Expenses
Sales and marketing............    5,872    11,237     29,183     24,606     4,683        3,699           2,440
Research and development.......    3,188     1,923      3,474      6,702     5,446        4,200           3,416
General and administrative.....    1,130     1,830      3,303      4,181     4,057        3,036           2,569
Amortization of goodwill and
  intangibles..................       --        --      1,156        719        --           --              --
Loss on Viacom transaction.....       --        --         --     22,203        --           --              --
Special (credit) charges.......       --        --         --     17,324      (262)          --             (35)
                                 -------   -------   --------   --------   -------      -------         -------
  Total operating expenses.....   10,190    14,990     37,116     75,735    13,924       10,935           8,390
                                 -------   -------   --------   --------   -------      -------         -------
Income (loss) from
  operations...................  $(4,961)  $(8,656)  $(20,708)  $(69,975)  $(5,921)     $(5,554)        $   850
                                 =======   =======   ========   ========   =======      =======         =======
Net income (loss) attributable
  to common stockholders.......  $(5,658)  $(9,744)  $(17,288)  $(66,754)  $(3,959)     $(3,779)        $ 1,345
                                 =======   =======   ========   ========   =======      =======         =======
EARNINGS PER SHARE
Basic earnings (loss) per
  share........................  $ (0.81)  $ (0.89)  $  (0.75)  $  (2.83)  $ (0.21)     $ (0.20)        $  0.07
                                 =======   =======   ========   ========   =======      =======         =======
Diluted earnings (loss) per
  share........................  $ (0.81)  $ (0.89)  $  (0.75)  $  (2.83)  $ (0.21)     $ (0.20)        $  0.07
                                 =======   =======   ========   ========   =======      =======         =======
Weighted average shares
  outstanding
    Basic......................    7,011    10,915     22,974     23,590    18,515       18,506          18,692
    Diluted....................    7,011    10,915     22,974     23,590    18,515       18,506          19,654

                                                         AT DECEMBER 31,                     AT SEPTEMBER 30
                                         ------------------------------------------------   -----------------
                                           1998      1999      2000      2001      2002      2002      2003
                                         --------   -------   -------   -------   -------   -------   -------
BALANCE SHEET DATA
Total assets...........................  $  3,565   $12,195   $98,557   $65,835   $57,788   $58,748   $57,247
Cash, cash equivalents, restricted cash
  and marketable securities............  $    387   $ 6,235   $70,770   $59,966   $53,863   $54,165   $52,922
Long-term obligations..................  $  7,600   $    --   $ 2,000   $   518   $ 1,124   $ 1,399   $    --
Redeemable convertible preferred
  stock................................  $  3,658   $16,320   $    --   $    --   $    --   $    --   $    --
Total stockholders' equity (deficit)...  $(11,419)  $(9,588)  $90,730   $56,667   $51,087   $51,268   $54,067

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

  The following discussion should be read in conjunction with our consolidated financial statements and the related notes appearing at the end of this prospectus. Our discussion contains forward-looking statements based upon current expectations that involve risks and uncertainties, such as our plans, objectives, expectations and intentions. Actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of a number of factors, including those set forth under "Risk Factors" and elsewhere in this prospectus.

OVERVIEW

  In February 1996 when we commenced operations, we derived our revenue principally from the sale of national banner and site sponsorship advertising on our directory website, www.switchboard.com. We now primarily derive revenue from merchant and national advertisers that pay to advertise in the Switchboard-powered directories of our licensees, and/or on our own website, www.switchboard.com. We operate in a single segment, but classify our revenue into two categories, namely net merchant network revenue and national banner and site sponsorship revenue.

  Net merchant network revenue includes revenue from various licensing agreements with our directory technology licensees. These agreements involve, generally, (1) a setup fee for engineering work to develop a web-hosted platform for our licensees which looks and feels like the licensees' own website and includes our searching functionality, and (2) a royalty in the form of a fixed fee per merchant based on the number of merchant advertisements promoted in their directories, or a percentage of revenue generated from those merchant advertisements. In addition, net merchant network revenue includes engineering and other fees for services provided to support the directories and programs of our licensees. Net merchant network revenue also includes revenue from running priority placement, local performance based, and content targeted advertising in the Switchboard.com yellow pages directory, and building and hosting websites for local merchant advertisers. In addition, we had paid a total of $15.0 million and issued 746,260 shares of stock to AOL in connection with entering into our Directory Agreement with AOL in 2000. Amortization of the value attributed to this consideration given to AOL has been included as an offset to merchant network revenue, as the benefits of such consideration given to AOL are not separately identifiable from the revenue obtained from AOL. During the nine months ended September 30, 2003, net merchant network revenue comprised approximately 89.0% of our total net revenue as compared to 88.1% in the nine months ended September 30, 2002.

  We also continue to generate revenue from the sale of national banner and site sponsorship advertising on white and yellow pages, as well as maps pages, across both www.switchboard.com and the websites of several directory technology licensees. Such revenue is derived from banner advertisements, sponsorships and direct electronic mail-based promotions that are sold on either a fixed fee, cost per thousand impressions or cost per action basis. During the nine months ended September 30, 2003, approximately 11.0% of our net revenue was derived from the sale of national banner and site sponsorship advertising, as compared to 11.9% in the nine months ended September 30, 2002.

  Our cost of revenue consists primarily of expenses paid to third parties under data licensing and website creation and hosting agreements and search engine database inclusion expense, as well as other direct expenses incurred to maintain the operations of our website as well as the web-hosted platforms of our licensees. These direct expenses consist of data communications expenses related to Internet connectivity charges, salaries and benefits for operations personnel, equipment costs and related depreciation, costs of running our data centers, which include rent and utilities, and a pro rata share of occupancy and information system expenses. Cost of revenue also includes an allocation of salaries and benefits for employees, as well as expenses resulting from external consultants, directly associated with the delivery of billable engineering and other services. Cost of revenue as a percentage of revenue has varied in the past, primarily because the amount of revenue recognized has varied and has been spread over relatively fixed cost of revenue.

  Our sales and marketing expense consists primarily of employee salaries and benefits, costs associated with channel marketing programs, collateral production expenses, third-party commission costs, public relations, market research, provision for bad debts and a pro rata share of occupancy and information system expenses.

  Our research and development expense consists primarily of employee salaries and benefits, fees for outside consultants and related costs associated with the development of new services and features on our web-hosted directory, the enhancement of existing products, quality assurance, testing, documentation and a portion of occupancy and information system expenses based on employee headcount.

  Our general and administrative expense consists primarily of employee salaries and benefits and other personnel-related costs for executive and financial personnel, as well as legal expenses, directors and officers insurance and accounting costs, and a portion of occupancy and information system expense based on employee headcount.

  Our other income and expense consists primarily of interest income earned from our investment grade marketable securities and a note receivable from an officer, realized gains and losses from any sales or early maturities of marketable securities, losses on the value of a warrant issued to us by one of our vendors that were determined to be other-than-temporary, losses on the disposal of fixed assets, interest expense associated primarily with equipment financing and bank fees.

  We have experienced substantial net losses. As of September 30, 2003, we had an accumulated deficit of $107.4 million. These net losses and accumulated deficit resulted from insufficient revenue to cover the significant costs incurred in the development of our web-hosted directory technology and the establishment of our corporate infrastructure and organization.

SIGNIFICANT RELATIONSHIP

  Our largest and most significant directory technology licensee is AOL. In December 2000, we entered into a Directory Agreement with AOL to develop a new directory and local advertising platform and product set to be featured across specified AOL properties (the "Directory Platform"). In November 2001, April 2002, August 2002, November 2002 and October 2003, certain terms of the agreement were amended. Prior to the October 2003 amendment of the Directory Agreement, we shared with AOL specified directory advertisement revenue. In general, we received a majority of the first $12.0 million of such directory advertisement revenue, less approximately $1.0 million of billable engineering revenue earned from AOL after June 30, 2002, and receive a lesser share of any additional directory advertisement revenue. We paid AOL and recorded an asset of $13.0 million at the signing of the Directory Agreement. Following the incorporation of the Directory Platform on the AOL.com, AOL Service and Digital City properties ("AOL Roll-In") in January 2002, we recorded a second asset and a liability related to future payments of $13.0 million. In April 2002, we established an additional asset and liability of $1.0 million and paid $2.0 million upon the execution of the April 2002 amendment. Under the April 2002 amended agreement, we were scheduled to make six additional quarterly payments of $2.0 million each, replacing the $13.0 million originally owed upon the AOL Roll-In. The August 2002 amendment, among other things, eliminated the $12.0 million in remaining additional payments established in the April 2002 amendment. The November 2002 amendment, among other things, provided for the delivery of administrative services to AOL for the management of merchants who signed up for advertising in the AOL yellow pages using a self-service tool that we created for AOL. We no longer provide these administrative services to AOL.

  AOL committed to pay us at least $2.0 million in consulting or service fees over the term of the Directory Agreement under a payment schedule which ended in September 2002, of which AOL has paid all $2.0 million and we have delivered all $2.0 million in services to AOL. Prior to the October 2003 amendment of the Directory Agreement, we were required to provide up to 300 hours of engineering services per month to AOL at no charge, if requested by AOL for the term of the agreement. These 300 hours were provided to support the Directory Platform, from which we shared in directory advertising revenue over the term of the agreement. Any engineering services provided by us in excess of 300 hours per month were charged to AOL on a time and materials basis. AOL typically exceeded these 300 hours each month. In the nine months ended September 30, 2003, AOL consulting and service fees totaled $1.4 million. In the nine months ended September 30, 2002, AOL consulting and service fees totaled $1.1 million.

  In October 2003, we amended and restated our agreement with AOL. The October 2003 amendment, among other things, extended the term of the agreement for an additional year until December 11, 2005, and provides that we will receive $4.8 million annually from AOL, payable in monthly increments of $400,000, in exchange for providing, maintaining and customizing the AOL yellow pages Directory Platform and inclusion of current AOL merchants in our yellow pages platform. In addition, the amended agreement creates the opportunity for both parties to sell advertising products that combine the consumer audience of both AOL's and Switchboard's yellow pages. The revenue sharing arrangement, based on percentage of AOL merchant subscription revenue that was previously in effect, has been eliminated.


  As part of the consideration for the $4.8 million annual fee, if requested by AOL, we are obligated to provide AOL with up to 3,000 hours of engineering services during each fiscal quarter in order to customize and enhance AOL's directory technology. Accordingly, based on our customary rates we charge for engineering services, we have bifurcated the $4.8 million annual fee between licensing and engineering services. We attribute $2.4 million of the $4.8 million annual fee to engineering services, or $600,000 per quarter. Of the 3,000 hours, AOL may carry-over up to 1,000 unused engineering hours into the next quarter. At no time at the end of any fiscal quarter may the unused hours carried forward exceed 1,000 hours. Revenue attributable to any unused hours that are carried forward into the following fiscal quarter will be valued using our standard hourly rates for engineering services and will be deferred until the hours carried forward are either used or the right to use them expires. Accordingly, revenue attributable to the 3,000 hours we are obligated to provide AOL will range from $400,000 to $800,000 each quarter depending on how AOL decides to utilize these minimum 3,000 hours. Regardless of how AOL decides to utilize these 3,000 hours, AOL is obligated to pay us $400,000 each month under the October 2003 amendment. We will bill AOL on a time and materials basis for any hours for engineering services provided in excess of the 3,000 we are required to provide to AOL, and recognize this revenue during the period in which the engineering services are provided.


  In the event that the Agreement is terminated pursuant to the terms of the Agreement, the parties will begin a "Wind-Down Period" for a period of time to be determined by AOL, up to a maximum of three years from the date of termination. During the Wind-Down Period, we will continue to provide AOL with directory technology services, and AOL shall pay us a monthly fee of $250,000 (reduced from $400,000 per month) and shall also pay us for any engineering hours in excess of 300 hours per month. We will not be obligated to provide AOL with 3,000 hours of engineering services per quarter during the Wind-Down Period.

  In connection with entering into the Directory Agreement, in December 2000, we issued to AOL 746,260 shares of our common stock, which were restricted from transfer until the AOL Roll-In, which occurred on January 2, 2002. We also agreed to issue to AOL an additional 746,260 shares of common stock if the Directory Agreement continued after two years and a further 746,260 shares of common stock if the Directory Agreement continued after three years. Pursuant to the April 2002 amendment, the requirement to issue additional shares upon the two and three-year continuations was eliminated. If we renew the Directory Agreement with AOL for at least an additional four years after the current term, we agreed to issue to AOL a warrant to purchase up to 721,385 shares of common stock at a per share purchase price of $4.32.

  The $13.0 million paid and the value of the stock issued upon the signing of the Directory Agreement was amortized on a straight-line basis over the original four-year estimated life of the agreement. As of December 31, 2001, the remaining unamortized amounts of $11.7 million were written down to zero as a result of an impairment analysis as of December 31, 2001. We performed an impairment analysis of our AOL related assets because cumulative revenues earned to date under the agreement were significantly below the expectations we had at the time we entered into the agreement, and we had incurred a current period and historical operating loss with respect to our AOL business. We determined that our projected future cash flows from AOL over the remainder of the term of the agreement were insufficient to support the value of our AOL related assets. In 2002, we recorded amortization based upon the remaining net book value of our AOL assets established upon the AOL Roll-In and April 2002 amendment on a straight-line basis over the remaining term of the amended agreement. As a result of the elimination in the August 2002 amendment of the remaining $12.0 million owed to AOL, an adjustment to amortization of consideration given to a customer of $482,000 was recorded in August 2002, offsetting amortization recorded in the period. Amortization of AOL assets totaled $2.0 million in the nine months ended September 30, 2002. There was no amortization of AOL assets in the nine months ended September 30, 2003. Throughout the remaining initial term of the amended agreement, we will no longer record amortization of consideration given to AOL as these assets are now fully amortized and no further consideration is due to AOL. Amortization of assets related to AOL has been reflected as a reduction of revenue in accordance with EITF 01-9.



  The following table summarizes revenue and estimated direct expenses associated with our AOL agreement (in thousands):



                                                                             NINE MONTHS ENDED
                                                 YEARS ENDED DECEMBER 31,      SEPTEMBER 30,
                                                 -------------------------   ------------------
                                                 2000     2001      2002       2002      2003
                                                 -----   -------   -------   --------   -------
Revenue:
Gross AOL revenue..............................  $  --   $ 4,074   $ 6,906   $ 5,096    $5,065
Amortization of consideration provided to
  AOL..........................................   (412)   (4,048)   (2,000)   (2,000)       --
                                                 -----   -------   -------   -------    ------
Net AOL revenue................................  $(412)  $    26   $ 4,906   $ 3,096    $5,065
                                                 =====   =======   =======   =======    ======
Net AOL revenue as a percentage of total net
  revenue......................................   (2.0)%     2.8%     41.8%     37.0%     44.3%
Costs and expenses:
Impairment of AOL assets.......................  $  --   $11,723   $    --   $    --    $   --
Other costs and expenses(a)....................     40     1,458       582       266       356
                                                 -----   -------   -------   -------    ------
  Total costs and expenses.....................  $  40   $13,181   $   582   $   266    $  356
                                                 =====   =======   =======   =======    ======


---------------


(a) Included in other costs and expenses are engineering and other services expenses directly incurred as a result of our AOL relationship.



  Net amounts due from AOL included in accounts receivable at September 30, 2003 and December 31, 2002 were $1.3 million and $549,000, respectively. We anticipate that AOL will continue to represent a significant percentage of our revenue throughout the remainder of 2003 and will be a material component of our overall business. At September 30, 2003, AOL beneficially owned 7.9% of our outstanding common stock.


CRITICAL ACCOUNTING POLICIES AND ESTIMATES

  We have identified the policies below as critical to the understanding of our results of operations. Note that our preparation of this prospectus on Form S-1 requires us to make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities at the date of our financial statements, and the reported amounts of revenue and expenses during the reporting period. On an ongoing basis, management evaluates its estimates and judgments, including those related to revenue recognition, bad debts, investments, intangible assets, compensation expenses, third-party commissions, restructuring costs, contingencies and litigation. Management bases its estimates and judgments on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. There can be no assurance that actual results will not differ from those estimates.

  Critical accounting polices are those policies that are reflective of significant judgments and uncertainties and potentially result in materially different results under different assumptions and conditions. We believe our most critical accounting policies are as follows:

REVENUE RECOGNITION

  We generate our revenue primarily from merchant advertisement placements promoted in the Switchboard-powered directories of our licensees, as well as those placed in our own online yellow pages directory. Generally, revenue is recognized as services are provided, so long as no significant obligations remain and collection of the resulting receivable is probable. We believe that we are able to make reliable judgments regarding the creditworthiness of our customers based upon historical and current information available to us. There can be no assurances that our payment experience with our customers will be consistent with past experience or that the financial condition of these customers will not decline in future periods, the result of which could be our failure to collect invoiced amounts. Some of these amounts could be material, resulting in an increase in our provision for bad debts.

  In addition to bad debts arising from the failure to collect monies due from our customers for products and services delivered, we also shared a portion of bad debts incurred by AOL under the Directory Agreement. Prior to the October 2003 amendment of the Directory Agreement, the revenue we received from AOL was primarily based upon revenue recognized by AOL in the period, less any commissions paid on such revenue and any amounts written off by AOL as bad debt. For periods prior to the fiscal quarter ended June 30, 2003, we established and maintained a sales allowance to reserve for our estimate of our portion of AOL's future bad debts associated with revenue recognized during the period based upon AOL's historical bad debt experience. We had previously identified our estimation of our portion of AOL's bad debts as a critical accounting policy. Beginning in April 2003 and until the October 2003 amendment of the Directory Agreement, we recognized royalty revenue from AOL based upon our percentage of directory revenue that was both earned and collected by AOL. Given that we recorded revenue during this period from AOL based upon revenue collected by AOL, there was no longer a need for us to estimate and provide for a sales allowance for AOL. Further, the October 2003 amendment eliminates the sharing of revenue based upon collected revenue. Future calculation of revenue from sales of advertising products that combine the consumer audience of both AOL and Switchboard yellow pages will not contemplate uncollectable amounts. Therefore, we no longer consider our estimation of our portion of AOL's bad debts to be a critical accounting policy.

RISKS, CONCENTRATIONS AND UNCERTAINTIES

  We invest our cash and cash equivalents primarily in deposits, money market funds and investment grade securities with financial institutions. We have not experienced any material realized losses to date on our invested cash. A potential exposure is a concentration of credit risk in accounts receivable. We maintain reserves for credit losses and, to date, such losses have been within our expectations. These expectations are based on historical experience, analysis of information currently available to us with respect to our customer's financial position, as well as various other factors. While we believe we can make reliable estimates of these matters, it is possible that these estimates may change in the near future due, for example, to changes in market conditions, other economic factors or issues specific to individual customers. A change in estimates could negatively affect our results of operations.

ACCOUNTING FOR STOCK-BASED COMPENSATION

  In January 2003, FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation -- Transition and Disclosure, an amendment of FASB Statement No. 123" ("SFAS 148"), which provides alternative methods of transition for a voluntary change to a fair value based method of accounting for stock-based employee compensation. In addition, SFAS 148 amends the disclosure requirements of SFAS 123 to require prominent disclosures in annual financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. SFAS 148 is effective for us for the year ended December 31, 2002. We have determined that we will continue to account for stock-based compensation for employees under APB 25, and elect the disclosure-only alternative under SFAS 123 and provide the enhanced disclosures as required by SFAS 148.

  We are required in the preparation of the disclosures required under SFAS 148 to make certain estimates when ascribing a value to stock options granted during the year. These estimates include, but are not limited to, an estimate of the average time option grants will be outstanding before they are ultimately exercised and converted into common stock and an estimate of the future volatility in the market value of our common stock over that period in which the option grants are outstanding. These estimates are integral to the valuing of these option grants. Any changes in these estimates may have a material effect on the value ascribed to these option grants. This would in turn affect the amortization used in the disclosures we make under SFAS 148, which could be material. Further, the rules governing accounting for option grants continue to evolve. Should we be required in future periods to include amortization of stock options, such amortization would have a material adverse effect on our results of operations.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

  In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity ("SFAS No. 150"). SFAS No. 150 affects the issuer's accounting for three types of freestanding financial instruments. SFAS No. 150 also requires disclosures about alternative ways of settling the instruments and the capital structure of entities, all of whose shares are mandatorily redeemable. This statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003, except for mandatorily redeemable financial instruments of nonpublic entities, for which it is effective for the first fiscal period beginning after December 31, 2003. It is to be implemented by reporting the cumulative effect of a change in an accounting principle for financial instruments created before the issuance date of the statement and still existing at the beginning of the interim period of adoption. Restatement is not permitted. The adoption of SFAS No. 150 did not have a material impact on our consolidated results of operations, financial position or cash flows.

  In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities" (FIN 46) to clarify the conditions under which assets, liabilities and activities of another entity should be consolidated into the financial statements of a company. FIN 46 requires the consolidation of a variable interest entity by a company that bears the majority of the risk of loss from the variable interest entity's activities, is entitled to receive a majority of the variable interest entity's residual returns, or both. The provisions of FIN 46, required to be adopted in fiscal 2004, are not expected to have a material impact on our financial position or results of operations.

  In November 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness to Others" (FIN 45). FIN 45 elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The initial recognition and initial measurement provisions of the interpretation are applicable on a prospective basis to guarantees issued or modified after December 31, 2002 and the disclosure requirements in this interpretation are effective for financial statements of interim or annual periods ending after December 15, 2002. The adoption of FIN 45 did not have a material impact on our financial position or results of operations.

  In November 2002, the EITF finalized its consensus on EITF Issue 00-21, "Revenue Arrangements with Multiple Deliverables" (EITF 00-21), which provides guidance on the timing and method of revenue recognition for sales arrangements that include the delivery of more than one product or service. EITF 00-21 is effective prospectively for arrangements entered into in fiscal periods beginning after June 15, 2003. Under EITF 00-21, revenue must be allocated to all deliverables regardless of whether an individual element is incidental or perfunctory. The adoption of EITF 00-21 did not have a material impact on our financial position, results of operations or cash flows.

  In June 2002, the FASB issued SFAS No. 146 "Accounting for Costs Associated with Exit or Disposal Activities" ("SFAS 146"), which addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies EITF Issue No. 94-3 "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)". SFAS 146 was effective for Switchboard on January 1, 2003. SFAS 146 creates a model whereby a liability is recognized at its fair value in the period in which it is incurred, rather than at the date of commitment to a plan. The adoption of SFAS 146 did not have a material impact on our financial position, results of operations or cash flows.

  In January 2002, the EITF issued Issue No. 01-14 "Income Statement Characterization of Reimbursements Received for "Out-of-Pocket" Expenses Incurred" ("EITF 01-14"), relating to the accounting for reimbursements received for out-of-pocket expenses. In accordance with EITF 01-14, reimbursements received for out-of-pocket expenses incurred should be characterized as revenue in the statement of operations. EITF 01-14 is effective for all financial reporting periods beginning after December 15, 2001 and upon adoption, there is a requirement to present comparative prior period financial information. The adoption of EITF 01-14 did not have an impact on our financial position, results of operations or cash flows.

RESULTS OF OPERATIONS

  Comparison of Nine Months Ended September 30, 2003 and 2002

  The following table presents certain consolidated statement of operations information stated as a percentage of total net revenue.

                                                                                  CHANGE NINE
                                                            NINE MONTHS          MONTHS ENDED
                                                        ENDED SEPTEMBER 30,   SEPTEMBER 30, 2003
                                                        -------------------           VS
                                                         2003         2002    SEPTEMBER 30, 2002
                                                        ------       ------   -------------------
Net revenue:
  Merchant network....................................   89.0%        88.1%           38.0%
  National banner and site sponsorship................   11.0%        11.9%           26.6%
                                                        -----        -----           -----
     Total net revenue................................  100.0%       100.0%           36.6%
                                                        =====        =====           =====
Cost of revenue.......................................   19.1%        35.6%          (26.8)%
                                                        -----        -----           -----
     Gross profit.....................................   80.9%        64.4%           71.7%
Sales and marketing...................................   21.4%        44.2%          (34.0)%
Research and development..............................   29.9%        50.2%          (18.7)%
General and administrative............................   22.5%        36.3%          (15.4)%
Revision of restructuring estimate....................   (0.3)%         --%            n/a
                                                        -----        -----           -----
     Total operating expenses.........................   73.4%       130.8%          (23.3)%
                                                        -----        -----           -----
     Operating income (loss)..........................    7.4%       (66.4)%         115.3%
     Other income, net................................    4.6%        21.2%          (70.5)%
                                                        -----        -----           -----
     Income (loss) before income tax..................   12.0%       (45.2)%         136.3%
                                                        -----        -----           -----
     Provision for income taxes.......................    0.2%          --%            n/a
                                                        -----        -----           -----
     Net income (loss)................................   11.8%       (45.2)%         135.6%
                                                        =====        =====           =====

  Net revenue. Net revenue increased 36.6% to $11.4 million for the nine months ended September 30, 2003, compared with $8.4 million for the corresponding period in 2002. The increases for the nine months ended September 30, 2003 consisted primarily of an increase in net merchant network revenue, as well as an increase in national banner and site sponsorship revenue.

  Net merchant network revenue increased 38.0% to $10.2 million for the nine months ended September 30, 2003, compared with $7.4 million for the corresponding period in 2002. The increase in net merchant network revenue for the nine months ended September 30, 2003 was primarily due to a reduction in amortization of consideration given to AOL as a result of the elimination of such amortization in August 2002 upon the amendment to the Directory Agreement with AOL. Net amortization of consideration given to AOL was $2.0 million in the nine months ended September 30, 2002. There was no amortization of consideration given to AOL in the nine months ended September 30, 2003. We do not expect to incur amortization of consideration to AOL in the future during the remainder of the term of our current agreement. The increase in net merchant network revenue in the nine months ended September 30, 2003 was also attributable to an increase of $782,000 in licensing revenue from new and existing directory technology licensees, as well as $261,000 in additional revenue from engineering services.

  National banner and site sponsorship revenue increased 26.6% to $1.3 million for the nine months ended September 30, 2003, compared with $993,000 for the corresponding period in 2002. The increase in national advertising and site sponsorship revenue for the nine months ended September 30, 2003 resulted primarily from the addition of new customers and an increase in revenue from existing customers. The increase in revenue from existing customers was due primarily to an increase in the rate charged to those existing customers and additional advertising placements on our site, as well as an increase in traffic to our website. We believe that our increased rates were possible in part due to the improvement in general demand for national banner and site sponsorship advertising during the first nine months of 2003.

  Cost of revenue. Cost of revenue decreased 26.8% to $2.2 million, or 19.1% of net revenue, in the nine months ended September 30, 2003, compared with $3.0 million, or 35.6% of net revenue, for the corresponding period in 2002. Cost of revenue decreased for the nine months ended September 30, 2003 primarily as a result of a decrease of $236,000 in website creation and hosting fees in connection with our merchant services programs and a decrease of $216,000 in the cost of third-party data. The decrease in the nine months ended September 30, 2003 was also due, to a lesser extent to a decrease of $185,000 in expenses that resulted from a lower margin merchant services project performed and completed for a directory technology licensee in 2002, and a decrease of $165,000 in data communication fees. These decreases in cost of revenue were offset in part by an increase of $118,000 in search engine database inclusion expense. We expect website creation and hosting fees to continue to decline in future periods. We also expect that our cost of revenue in future periods will vary primarily based on the amount of engineering services we provide to our licensees.

  Gross profit. Gross profit increased 71.7% to $9.2 million, or 80.9% of net revenue, in the nine months ended September 30, 2003, compared with $5.4 million, or 64.4% of net revenue, for the corresponding period in 2002. The increase in gross profit dollars and percentage for the nine months ended September 30, 2003 was primarily due to the reduction in the amortization of consideration given to AOL discussed above, an overall increase in gross revenue and a decrease in cost of revenue due to lower margin engineering services making up a smaller portion of gross revenue.

  Sales and marketing. Sales and marketing expenses decreased 34.0% to $2.4 million for the nine months ended September 30, 2003, compared with $3.7 million for the corresponding period in 2002. The decrease for the nine months ended September 30, 2003 was primarily due to a decrease of $538,000 in merchant program expenses and a $200,000 reduction of expense as a result of a payment from AOL for the final settlement of our prior agreement with AOL, which was terminated in March 1999. The decrease in sales and marketing expense for the nine months ended September 30, 2003 was also due, to a lesser extent, to decreases of $162,000 in public relations expense and $113,000 in facilities expenses.

  Research and development. Research and development expenses decreased 18.7% to $3.4 million for the nine months ended September 30, 2003, compared with $4.2 million for the corresponding period in 2002. The decrease for the nine months ended September 30, 2003 was due primarily to decreases in salaries and benefits of $286,000, consulting expense of $195,000 and facilities expenses of $176,000.

  General and administrative. General and administrative expenses decreased 15.4% to $2.6 million for the nine months ended September 30, 2003, compared with $3.0 million for the corresponding period in 2002. The decrease for the nine months ended September 30, 2003 was primarily due to the $633,000 we incurred in the 2002 period for professional services related to the amending of our Annual Report on Form 10-K for the year ended December 31, 2001 and our Quarterly Report on Form 10-Q for the three months ended March 31, 2002 and the restatement of the financial statements included therein. The decrease in general and administrative expense in the nine months ended September 30, 2003 was also due, to a lesser extent, to a decrease in insurance expense of $138,000 and the reduction of expense of $107,000 due to our revised estimate of the liability required for potential damages resulting from a class action lawsuit filed against Switchboard and certain of its current and former officers. These decreases were offset in part by separation benefit expenses of $174,000 resulting from Mr. Greenlaw's resignation as Switchboard's CEO.

  Revision of restructuring estimate. In the fiscal quarter ended June 30, 2003, we recorded the reversal of $35,000 in excess restructuring reserves. This reversal resulted from a revision of an estimate of termination benefits for which we had reserved as part of our 2001 special charges. It was determined in the three months ended June 30, 2003 that the reserve for such benefits was no longer required. As of September 30, 2003, we had a remaining liability of $13,000 for the 2001 special charges related primarily to our remaining net lease obligations for a closed facility.

  Other income. Other income decreased 70.5% to $523,000 for the nine months ended September 30, 2003, compared with $1.8 million for the corresponding period in 2002. The decrease in the nine months ended September 30, 2003 was due primarily to a decrease of $952,000 in interest income earned as a result of a decline in interest rates, as well as a decrease of $399,000 in realized gains on investments.

  Income taxes. We provide for income taxes on an interim basis using our estimated annual effective income tax rate. We anticipate that we will not have a significant tax provision in 2003 due to the utilization of net operating loss carryforwards. However, we do anticipate that it will be subject to an alternative minimum tax. Accordingly, we have recorded income tax expense of $28,000 in the nine months ended September 30, 2003.

  As of December 31, 2002, we had net operating loss carry-forwards for federal and state tax purposes of approximately $86,874,000 and $86,848,000, respectively. The federal and state net operating loss carry-forwards will begin to expire in 2012 and 2002, respectively. Ownership changes resulting from our issuance or sales of capital stock may limit the amount of net operating loss carry-forwards that can be utilized by us annually to offset future taxable income. In general, the annual usage of net operating loss carry-forwards is limited to a company's market value on the date of the change in control, multiplied by the federal long-term tax exempt rate. We believe that as a result of this offering, such a limitation may occur. See "Risk Factors -- Risks Related to this Offering -- Our net operating loss carry-forwards for federal and state tax purposes may be limited as a result of this offering."

  Net income (loss). Net income increased to $1.3 million in the nine months ended September 30, 2003 from a net loss of $3.8 million in the nine months ended September 30, 2003. As of September 30, 2003, our accumulated deficit totaled $107.4 million.

  Comparison of Years Ended December 31, 2002, 2001 and 2000

  The following table presents certain consolidated statement of operations information stated as a percentage of total net revenue:

                                                                                CHANGE
                                                                      ---------------------------
                                             2000     2001    2002    2000 TO 2001   2001 TO 2002
                                            ------   ------   -----   ------------   ------------
Net revenue:
  Merchant network........................    41.6%    66.9%   87.9%      (24.9)%         66.3%
  National banner and site sponsorship....    58.4%    33.1%   12.1%      (73.6)%        (53.7)%
                                            ------   ------   -----      ------         ------
     Total net revenue....................   100.0%   100.0%  100.0%      (53.4)%         26.6%
                                            ======   ======   =====      ======         ======
Cost of revenue...........................    17.5%    37.9%   31.9%        0.8%           6.4%
                                            ------   ------   -----      ------         ------
     Gross profit.........................    82.5%    62.1%   68.1%      (64.9)%         38.9%
Sales and marketing.......................   146.7%   265.2%   39.9%      (15.7)%        (81.0)%
Research and development..................    17.5%    72.2%   46.4%       92.9%         (18.7)%
General and administrative................    16.6%    45.1%   34.5%       26.6%          (3.0)%
Amortization of goodwill, intangibles and
  other assets............................     5.8%     7.7%     --       (37.8)%       (100.0)%
Loss on Viacom transaction................      --    239.3%     --         n/a         (100.0)%
Special (credits) charge..................      --    186.7%   (2.2)%       n/a         (101.5)%
                                            ------   ------   -----      ------         ------
     Total operating expenses.............   186.5%   816.3%  118.5%      104.0%         (81.6)%
                                            ------   ------   -----      ------         ------
     Operating loss.......................  (104.1)% (754.2)% (50.4)%    (237.9)%        (91.5)%
     Other income (expense), net..........    18.5%    34.7%   16.7%      (12.7)%        (39.1)%
                                            ------   ------   -----      ------         ------
     Net loss.............................   (85.5)% (719.5)% (33.7)%     292.3%         (94.1)%
                                            ======   ======   =====      ======         ======

  Net revenue. Total net revenue was $11.7 million, $9.3 million and $19.9 million in 2002, 2001 and 2000, respectively, representing an increase of $2.5 million, or 26.6%, from 2001 to 2002, and a decrease of $10.6 million, or 53.4%, from 2000 to 2001. The increase in net revenue in 2002 consisted primarily of an increase in net merchant network revenue, offset in part by a decrease in national advertising and site sponsorship revenue. The decrease in net revenue in 2001 when compared to 2000 consisted primarily of decreases in national advertising revenue and net merchant network revenue.

  Net merchant network revenue was $10.3 million, $6.2 million and $8.3 million in 2002, 2001 and 2000, respectively, representing an increase of $4.1 million, or 66.3%, from 2001 to 2002, and a decrease of $2.1 million, or 24.9%, from 2000 to 2001. The increase in net merchant network revenue in 2002 was primarily due a reduction in amortization of consideration given to AOL of $2.0 million as a result of the elimination of such amortization in August 2002 upon the amendment to the Directory Agreement with AOL. The increase in 2002 was also attributable to increases in merchant licensing and other services revenues of $2.5 million from AOL as well as our other existing directory technology licensees offset in part by a decrease of $488,000 in local merchant website hosting services. The decrease in net merchant network revenue from 2000 to 2001 was due primarily to an increase of $3.6 million in amortization of consideration given to AOL associated with the Directory Agreement and decreases in website hosting and other services revenue of $2.0 million, offset in part by increases in licensing and engineering services revenue from AOL as well as revenue generated from both new and existing directory technology licensees totaling $3.6 million.

  National banner and site sponsorship revenue was $1.4 million, $3.1 million and $11.6 million in 2002, 2001 and 2000, respectively, representing a decrease of $1.6 million, or 53.7%, from 2001 to 2002, and a decrease of $8.6 million, or 73.6%, from 2000 to 2001. The decreases in national advertising and site sponsorship revenue in 2002 and 2001 resulted from a decrease in both the number of advertisers on the site, as well as the per impression fee charged to those customers. We attribute these decreases to a decline in general demand for national advertising and site sponsorship on the Internet during 2001 and 2002, as well as the overall state of the U.S. economy.

  There was no revenue in 2002 generated from concurrent transactions, in which we received promotion or marketing assets in exchange for promotion on our website and inclusion in e-mail distributions to our user base. We do not expect to incur revenue from concurrent transactions in 2003. Revenue from concurrent transactions was 9.5% and 28.0% of net revenue in 2001 and 2000, respectively. In the year ended December 31, 2002, AOL accounted for 41.8% of net revenue. In the year ended December 31, 2001, one customer accounted for 11.6% of net revenue. In the year ended December 31, 2000, one customer accounted for 16.1% of net revenue.

  Cost of revenue. Cost of revenue was $3.7 million, $3.5 million and $3.5 million in 2002, 2001 and 2000, respectively. Cost of revenue increased $226,000, or 6.4%, in 2002 and remained relatively flat in 2001, when compared to 2000. In 2002, we incurred an increase of $349,000 in depreciation associated with additional equipment necessary to support our website and those of our directory technology licensees; an increase of $177,000 in the cost of third-party data; and an increase in revenue from lower margin merchant network services. These increases were offset in part by a decrease of $286,000 in third-party website creation and hosting expenses associated with our merchant programs and a decrease of $216,000 in equipment related expenses incurred to support our directory and the directories of our licensees. In 2001, we incurred increases of $128,000 in salaries and benefits and $209,000 in equipment related expense to support our directory and the directories of our licensees. These increases were offset in part by decreases of $271,000 in website creation and hosting fees in connection with our merchant services programs.

  Gross profit. Gross profit in 2002 was 68.1% of net revenue, or $8.0 million, compared with 62.1% of net revenue, or $5.8 million in 2001 and 82.5%, or $16.4 million, in 2000. The increase in gross profit dollars and percentage in 2002 was primarily due to an increase in net revenue being spread over relatively fixed costs of revenue, offset in part by an increase in lower margin merchant network services revenue. The decrease in gross profit dollars and percentage in 2001 was primarily due to relatively fixed costs of revenue being spread over decreased revenue, as well as a decrease in higher margin national advertising revenue as a percentage of total net revenue.

  Sales and marketing. Sales and marketing expenses were $4.7 million, $24.6 million and $29.2 million in 2002, 2001 and 2000, respectively, representing a decrease of $19.9 million, or 80.1%, from 2001 to 2002, and a decrease of $4.6 million, or 15.7%, from 2000 to 2001. The decrease in 2002 was primarily related to the elimination of the non-cash advertising expense related to our former agreement with Viacom, which accounted for $9.7 million and $11.8 million of our sales and marketing expense during 2001 and 2000, respectively. The decrease in 2002 was also attributable to decreases of $6.1 million in other corporate marketing program expenses, $2.0 million in employee salaries and benefits resulting primarily from actions taken during our corporate restructuring activities in the three months ended December 31, 2001, $913,000 in provisions for doubtful accounts, and $770,000 in merchant program expenses. The decrease in 2001 was due primarily to decreases of $3.8 million in merchant services program expenses and $2.1 million in CBS advertising, offset in part by increases of $533,000 in other advertising expenses, $413,000 in provision for doubtful accounts, $374,000 in employee salaries and benefits and $267,000 in costs associated with additional leased facilities.

  Research and development. Research and development expenses were $5.4 million, $6.7 million and $3.5 million in 2002, 2001 and 2000, respectively, representing a decrease of $1.3 million, or 18.7%, from 2001 to 2002, and an increase of $3.2 million, or 92.9%, from 2000 to 2001. The decrease in 2002 was due primarily to decreases of $631,000 in outside consulting, $302,000 in employee salaries and benefits, $163,000 in costs associated with leased facilities and $74,000 in recruiting expenses. The increase in 2001 was due primarily to increases of $2.1 million in salaries and benefits associated with new personnel resulting primarily from our acquisition of Envenue, $525,000 in depreciation, $498,000 in outside consulting expenses, and $395,000 in costs associated with additional leased facilities, offset in part by an increase of $389,000 in the capitalization of deferred project costs.

  General and administrative. General and administrative expenses were $4.1 million, $4.2 million and $3.3 million in 2002, 2001 and 2000, respectively, representing a decrease of $124,000, or 3.0%, from 2001 to 2002, and an increase of $878,000, or 26.6%, from 2000 to 2001. The decrease in 2002 was primarily due to a decrease of $787,000 in salaries and benefits resulting primarily from actions taken during our corporate restructuring activities in the three months ended December 31, 2001 and a decrease of $261,000 in costs associated with leased facilities, offset in part by an increase of $824,000 in expenses for professional services incurred primarily as a result of amendments to our Annual Report on Form 10-K for the year ended December 31, 2001 and our Quarterly Report on Form 10-Q for the three months ended March 31, 2002 and the restatement of the financial statements included therein. The increase in 2001 was due primarily to increases of $275,000 in professional services, $261,000 in insurance expenses, $226,000 in salaries and benefits associated with new personnel and $59,000 in depreciation.

  Amortization of goodwill, intangibles and other assets. Amortization of goodwill, intangibles and other assets was none, $719,000, and $1.2 million in 2002, 2001 and 2000, respectively, representing a decrease of $719,000, or 100.0%, from 2001 to 2002, and $437,000, or 37.8%, from 2000 to 2001. The decrease in 2002 resulted primarily from the absence in 2002 of amortization of goodwill resulting from our acquisition of Envenue, which was written down to zero as of December 2001 as a result of an impairment analysis, and amortization expense associated with a software license, which was fully amortized as of December 2001. The decrease in 2001 resulted primarily from the absence in 2001 of amortization of the value of warrants issued in connection with a co-branded website and linking agreement, and a reduction in amortization expense associated with a software license, offset in part by an increase in amortization of goodwill resulting from our purchase of Envenue in November 2000.

  Loss on Viacom transaction. As a result of our October 2001 restructuring of our relationship with Viacom, we reported a one-time, non-cash accounting loss of $22.2 million in 2001 related to the termination of our advertising and promotion agreement with Viacom. We agreed to terminate our right to the placement of advertising on Viacom's CBS properties with an expected net present value of approximately $44.5 million in exchange for, primarily, the reconveyance by Viacom to us of approximately 7.5 million shares of our common stock, the cancellation of warrants held by Viacom to purchase 533,469 shares of our common stock and the reconveyance to us of the one outstanding share of our series E special voting preferred stock. The non-cash accounting loss of $22.2 million results from the difference between the net present value of our remaining advertising rights with Viacom, which were terminated, and the value of the shares of our common and preferred stock that were reconveyed and the warrants that were cancelled.

  Special (credits) charges. In the three months ended December 31, 2002, we recorded the reversal of $262,000 in excess restructuring reserves as a special credit. This reversal resulted primarily from better than expected experience in the subleasing of idle office space for which we had reserved as part of our 2001 special charges.

  In December 2001, we recorded net pre-tax special charges of approximately $17.3 million, comprised primarily of $15.6 million for the impairment of certain assets, $1.0 million for costs related to facility closures and $700,000 in severance costs related to the reduction of approximately 21% of our workforce. The restructuring resulted in 21 employee separations. These facility closures and employee separation activities were substantially completed during 2002.

  Included in the $15.6 million impairment charge for certain assets is an amount recorded for the impairment of the unamortized portion of the value of the common stock issued and amounts prepaid to AOL. We assessed the value of our assets related to our AOL Directory Agreement for impairment as revenues were lower at the end of the first year of the Directory Agreement than originally anticipated. Based upon an impairment analysis that indicated that the carrying amount of these assets would not be fully recovered through estimated undiscounted future operating cash flows, a charge of $11.7 million was recorded as an additional component of special charges during 2001. The impairment was measured as the amount by which the carrying amount of these assets exceeded the present value of the estimated discounted future cash flows attributable to these assets.

  In December 2001, we exercised our rights under the Envenue acquisition agreement to substantially reduce the funding of Envenue. We evaluated the carrying value of our goodwill in Envenue, and determined it would not be fully recovered through estimated undiscounted future operating cash flows. As a result during the three months ending December 31, 2001, we recorded as a component of the $15.6 million impairment charge for certain assets an impairment charge of $1.9 million related to the Envenue goodwill. The impairment was measured as the amount by which the carrying amount of these assets exceeded the present value of the estimated discounted future cash flows attributable to these assets.

  Also included in the impairment charge for certain assets are amounts related to prepaid advertising expenses. As a result of our change in overall strategy from a destination site to a technology provider, we no longer considered this prepaid advertising to be complementary to our corporate strategy. Accordingly, we recorded $1.4 million for the impairment of these prepaid advertising assets.

  Of the total $1.4 million facilities and severance charge, which is net of the $262,000 special credit recorded in 2002, $1.2 million is cash-related. As of December 31, 2002, $1.3 million of the original $1.4 million accrual had been utilized. We have a remaining liability of $52,000 on our balance sheet as of December 31, 2002 relating to the special charges.

  Other income. Other income was $2.0 million, $3.2 million and $3.7 million in 2002, 2001 and 2000, respectively, representing a decrease of $1.3 million, or 39.1%, from 2001 to 2002, and a decrease of $469,000, or 12.7%, from 2000 to
2001. The decrease in 2002 was due primarily to a decrease in interest income earned as a result of reduced funds available for investment and a decline in interest rates, and an increase in interest expense incurred as a result of our financing of equipment purchases made during 2001 and 2002, offset in part by a loss on disposal of fixed assets in 2001. The decrease in 2001 was primarily due to a decrease in interest income due to lower available funds for investment, offset in part by a decrease in unrealized losses on an investment.

  Income taxes. We have not provided for income taxes in each of the years ended December 31, 2002, 2001 and 2000 due to its significant pre-tax losses. We have not recorded a benefit for income taxes as we believe it is more likely than not that net operating losses and tax credits will not be utilized. In assessing the realizability of deferred tax assets, we considered whether it is more likely than not that some or all of the deferred tax assets will not be realized. We believe that sufficient uncertainty exists regarding the realizability of the deferred tax assets such that a valuation of $40,346,000 and $38,574,000 for December 31, 2002 and 2001, respectively, has been established for deferred tax assets.

  Net loss. Our net loss decreased to $4.0 million in 2002, from $66.8 million in 2001 and $17.0 million in 2000. As of December 31, 2002, our accumulated deficit totaled $108.7 million.

LIQUIDITY AND CAPITAL RESOURCES

  As of September 30, 2003, we had total cash and marketable securities of $52.9 million, consisting of $42.1 million of cash and cash equivalents, $8.7 million of short-term marketable securities, $2.1 million of long-term marketable securities and $36,000 of restricted cash. During the nine months ended September 30, 2003, cash and cash equivalents increased by $3.7 million, primarily due to cash provided by investing activities of $4.5 million and cash provided by operating activities of $1.5 million, offset in part by net cash used for financing activities of $2.3 million. During the nine months ended December 31, 2002, cash and cash equivalents increased by $37.4 million, primarily due to cash provided by investing activities of $38.7 million and net cash provided by financing activities of $1.2 million, offset in part by net cash used in operating activities of $2.4 million.

  Net cash provided by operating activities for the nine months ended September 30, 2003 was $1.5 million, primarily due to the following: net income of $1.3 million, non-cash income and expenses of depreciation and amortization of $938,000, amortization of unearned compensation of $109,000 and non-cash interest income on a note receivable of $53,000. The increase in cash was also due to an increase of $337,000 in accrued expenses and a decrease of $160,000 in unbilled receivables. These increases were offset in part by an increase of $984,000 in accounts receivable and $444,000 in other current assets.

  Net cash used in operating activities for the nine months ended December 31, 2002 was $2.4 million, primarily due to the following: a net loss of $2.9 million, non-cash income and expenses of depreciation and amortization of $1.1 million, amortization of our AOL assets $897,000, gains on sales of marketable securities of $414,000 and a special credit of $262,000. The decrease in cash was also due to $2.0 million paid to AOL under our Directory Agreement, a decrease of $383,000 in accounts payable and a decrease of $206,000 in deferred revenue. These decreases were offset in part by a decrease in accounts receivable of $1.1 million and a decrease of $456,000 in unbilled receivables.


  When we entered into our relationship with AOL, we had high expectations with respect to cash to be generated from the relationship which did not materialize. Accordingly, we have amended our agreement with AOL several times, such that under its current terms, we are now generating positive cash flows from the relationship and have improved other aspects of our business such that we are now generating positive cash flows from operations overall.


  Net cash provided by investing activities for the nine months ended September 30, 2003 was $4.5 million, primarily due to $3.2 million in proceeds from sales of marketable securities and a decrease of $1.6 million in restricted cash, offset in part by purchases of marketable securities of $229,000.

  Net cash provided by investing activities for the nine months ended December 31, 2002 was $38.7 million, primarily due to sales of marketable securities of $52.6 million, offset in part by purchases of marketable securities of $12.8 million, an increase in restricted cash of $852,000 and purchases of property and equipment of $274,000.

  Net cash used in financing activities for the nine months ended September 30, 2003 was $2.3 million, primarily due to payments on notes payable of $2.2 million and a payment of $1.7 million related to the settlement of our litigation with the former stockholders of Envenue, Inc. ("Envenue"), offset in part by proceeds of $1.7 million from the issuance of stock. Of the $1.7 million in proceeds from the issuance of stock, $1.6 million was received in the three months ended September 30, 2003 resulting primarily from employee stock option exercises.

  Net cash provided by financing activities for the nine months ended December 31, 2002 was $1.2 million, primarily due the issuance of notes payable of $2.7 million and proceeds from the issuance of common stock of $144,000, offset in part by payment on notes payable of $1.7 million.

  In June 2002, we entered into a loan and security agreement (the "SVB Financing Agreement") with Silicon Valley Bank ("SVB"), under which we had the ability to borrow up to $4.0 million for the purchase of equipment. Amounts borrowed under the facility accrued interest at a rate equal to prime plus 0.25%, and were to have been repaid monthly over a 30-month period. We had utilized $2.7 million of this facility through borrowings that occurred in June and September 2002. The SVB Financing Agreement also provided for a $1.0 million revolving line of credit. We did not borrow any amounts under the revolving line of credit. Our ability to borrow additional amounts under the SVB Financing Agreement expired on May 30, 2003, after we chose not to extend the agreement. In May 2003, we paid SVB $1.8 million in satisfaction of our outstanding borrowings under the loan facility. As a condition of the SVB Financing Agreement, we were required to maintain in deposit or investment accounts with SVB not less than 95% of our cash, cash equivalents and marketable securities. As part of the transition to SVB, we liquidated $35.7 million in marketable securities previously held at Fleet National Bank for transfer to SVB. As a result of this liquidation, we recorded $402,000 in realized gains during 2002. We are no longer required to maintain minimum amounts in deposit or investment accounts at SVB, as the SVB Financing Agreement has expired and any outstanding borrowings have been repaid in full.

  In November 2000, we acquired Envenue, a wireless provider of advanced searching technologies designed to drive leads to traditional retailers. The total purchase price included consideration of $2.0 million in cash to be paid on or before May 24, 2002, which we classified as a payable related to acquisition within current liabilities. We did not pay the $2.0 million on or before May 24, 2002, as we were involved in a contractual dispute with the previous owners of Envenue. In June 2002, we placed $2.0 million into an escrow account, which was to be held until the resolution of this dispute. In October 2002, we paid $410,000 out of the escrowed funds, representing the undisputed portion of the purchase price plus interest from the original maturity date to the former stockholders of Envenue. The remaining $1.6 million of the purchase price was classified separately in the accompanying financial statements as of December 31, 2002. We recorded $1.6 million as restricted cash at December 31, 2002 related to the cash held in escrow. In June 2003, we paid the former stockholders of Envenue $1.7 million to settle all claims related to the acquisition of Envenue. As a result, we no longer have funds in escrow related to the matter.

  Based on our current level of operations, we believe that cash generated from our operations, available cash and amounts available will adequately meet the needs of our capital expenditures and working capital needs for the foreseeable future. While we believe that our amended agreement with AOL will result in lower cash flow from AOL as compared to recent historical periods, we do not expect that the modified revenue sharing arrangement with AOL will have a material effect on our liquidity going forward.

  The following table summarizes our long-term contractual obligations as of September 30, 2003 (in thousands):

                                                              LESS THAN    1-3
                                                               1 YEAR     YEARS   TOTAL
                                                              ---------   -----   ------
Operating lease obligations(a)..............................    $156      $105    $  261
Other long-term obligations(b)..............................     419       456       875
                                                                ----      ----    ------
  Total.....................................................    $575      $561    $1,136
                                                                ====      ====    ======

---------------


(a) Excludes our operating lease for our principal administrative, sales and marketing, and research and development facility located in Westborough, Massachusetts, which is dated January 1, 2004 and expires on September 30, 2005. We are required to pay ePresence $17,463 per month under the lease.


(b) Consists of scheduled payments under various third-party data licensing agreements.

                                    BUSINESS

  We are a leading provider of local online advertising products, enabled by our innovative, consumer-oriented online yellow and white pages directory technology. We generate revenue primarily from merchant and national advertisers that pay to advertise in the Switchboard-powered directories of our licensees and/or in our directory. Licensees of our yellow pages directory technology include Internet portals, traditional yellow pages publishers and newspaper publishers.

  Through our website, and our licensee network of Switchboard-powered yellow pages directory websites, we provide merchant and national advertisers with a way to connect with local consumers, thus helping these businesses establish and grow their online presence. As with the traditional paper-based yellow pages, merchants that advertise directly with us or through one of our licensees are able to get their message in front of consumers at the time they are looking for that merchant's products or services on the Internet.

  We are a Delaware corporation that commenced operations in February 1996. From our inception in February 1996 until our initial public offering in March 2000, we were a unit and later a subsidiary of ePresence, Inc. (formerly Banyan Worldwide), the primary selling stockholder. We acquired MapsOnUs(TM)(www.mapsonus.com) in 1998. MapsOnUs provides advanced mapping and driving directions throughout the United States. We have integrated the MapsOnUs technology and mapping services as an additional component of our suite of proprietary software products that comprise our directory technology.

OUR MARKET OPPORTUNITY

  For decades, yellow pages directories have been a primary source of local merchant information for consumers. According to The Kelsey Group ("Kelsey"), a global authority on local and personalized commerce intelligence, the yellow pages industry generates an estimated $14 billion in annual advertising sales in the United States, and $25 billion worldwide. Kelsey reports that while most of that market still purchases yellow pages advertising in traditional printed form, the industry is experiencing a migration from paper to interactive searches. According to Kelsey, approximately 30% of total local business searches in both print and online directional media were interactive in 2002 compared to approximately 15% in 2001 and 9% in 2000. Kelsey expects that this trend will continue and projects that interactive searches will account for 45% of usage by 2006. As the volume of directory references made online continues to grow, we believe that merchants will continue to shift marketing expenditures away from print yellow pages and towards online yellow pages providers. Kelsey further reports that the Internet yellow pages market, which generated $388 million in 2002, is forecasted to reach $2 billion by 2006.

  An online presence is important for merchants of all sizes, regardless of whether the merchant actually sells its products and services over the Internet. According to 2002 research conducted by Pew Internet & American Life, if a merchant provides product and/or service information online, even if it does not sell products online, nearly half of all Americans would be more likely to go to the physical store to transact business. Online yellow pages are a resource that merchants can use to cost-effectively establish an online presence and provide easy access to information to consumers who are actively searching for merchants that meet their product and service needs. According to the 2003 Yellow Pages Industry Usage Study released by the Yellow Pages Integrated Media Association, conducted by Knowledge Networks, 64% of online yellow pages users make or intend to make a purchase after referring to Internet yellow pages.

  Further, one of the fastest growing segments of online advertising is paid search. Online advertising through paid search generally takes two forms: (1) "Pay for placement," whereby advertisers pay to have their advertisements prominently displayed within a search engine database; or (2) "Pay for performance," whereby advertisers pay online media companies every time a user clicks on a link to its website. A key driver of demand for paid placement and pay for performance advertising is the improved ability for advertisers to better evaluate the effectiveness of their online advertising versus other forms of advertising. According to the Interactive Advertising Bureau, paid search accounted for approximately $900 million or 15% of online advertising spending in 2002. Many of the companies that develop these search engines have publicly stated their emerging interest in the local online advertising market, and the application of the "pay for performance" model to this market.

  Market research continues to reinforce the increasing role that Internet promotion plays in stimulating online and offline transactions for merchants. We believe that as a leading provider of local online advertising solutions and yellow and white pages directories, we are well positioned to capitalize on this opportunity through our branded website and our network of current and future licensees.

OUR BUSINESS

  Merchant and national advertisers pay to advertise in the Switchboard-powered directory websites of our licensees and/or in our own directory website. Consumers access our directory technology through one of the Internet brands of our licensees or through our website, www.switchboard.com, to locate business and residential information locally and nationally. The sales forces of our licensees, our own direct sales force and third party sales channels sell the advertising placed in Switchboard-powered directories. Our directory technology creates powerful advertising opportunities for merchant and national advertisers, and the merchant information creates a useful experience for consumers that drives more user traffic to our own website, and to the websites of our licensees. By increasing our consumer audience, we, in turn, increase the value and reach of our advertising products.

OUR ADVERTISING PRODUCTS

  We offer a variety of advertising products tailored to the needs of small local businesses, large national advertisers, online retailers and other advertisers seeking increased online exposure.

  Subscriptions for Prominent Placement -- We offer merchants prominent placement in our directory and the directories of our licensees. Prominent placement advertisements enable merchants to have their listing data presented ahead of non paying merchant listings included in our database, and/or enhance their listing with additional information that may include links to their website. It also allows advertisers to expand the geographic and category reach of their business information. Merchants typically pay a monthly subscription fee for prominent listings.

  Local Performance Based Advertising (LocalClicks) -- We continue to evolve the concept of a traditional print directory into an interactive and dynamic medium interconnecting consumers with merchant and national advertisers. In August 2003, we announced the launch of our new LocalClicks advertising product. The LocalClicks product introduces performance-based advertising within the Switchboard.com yellow pages. The LocalClicks product integrates paid links into yellow pages results, connecting consumers directly from yellow pages business listings to extended business information, business services, and products available for online purchase. LocalClicks permits national businesses that have a local business presence to embed links into each of their affiliated local business listings. For example, an auto manufacturer can place links to a newly introduced car website into the business listings of all of its dealerships nationwide. With a single ad purchase, they create thousands of click-able opportunities for consumers searching for dealerships locally. Merchants typically pay a fixed fee each time a lead is generated by consumers who click on the LocalClicks links.

  Content-Targeted Advertising -- Advertisers pay for clicks to their websites from links that are delivered in conjunction with a consumer's search query. The consumer's search query contains terms that indicate what the consumer appears to be searching for, including the type of product or services and location. We call this contextual relevance. In addition to delivering the online yellow page listings that the consumer is searching for, using our proprietary enhanced merchant information (rich data that we have gathered about a merchant's product and service offerings), we are able to serve contextually relevant advertisements on yellow pages results and a variety of other pages throughout the Switchboard.com website. Through our agreement with Google Inc. announced in July 2003, we offer content-targeted advertisements on our website made available through the Google AdSense(TM) program.

Our extensive local content enables Google's advertisers to reach a very targeted audience through relevant yellow pages results. We share in the revenue generated when Switchboard.com users click on Google advertisements. For example, when a consumer performs a yellow pages search, we are able to provide Google extensive information about the category, the location, and the content associated with merchant listings that satisfy the search. Google analyzes this information, matching keywords from our data with advertisers in their database, and returns the appropriate advertisements for presentation alongside the yellow pages search results.

  National Banner and Site Sponsorship Advertising -- We sell traditional site-wide banner and category-specific banner programs on the Switchboard.com website, and the directories of some of our licensees, primarily in the white pages area of our online directory. We also sell sponsorship programs on a site-wide basis or for various categories. Sponsorships are advertisements that do not rotate with other advertisers and are prominently displayed on our website. Customers typically pay us based on the number of page visits we deliver to consumers or the number of times consumers click on their advertisements.

  As a service to some of our licensees and local merchant customers, we have historically provided complementary services such as small business website hosting. However, we do not emphasize such services today. In addition, we also customize our MapsOnUs maps and driving directions content for licensing to a number of online destinations but such licensing is not a primary product offering and is not a material revenue source.

SELLING OUR ADVERTISING PRODUCTS

  Sales channels for our online advertising products include the sales forces of our directory technology licensees, our own direct sales force, and third party sales channels.

  Directory Technology Licensees -- We provide a complete online yellow pages solution, which we refer to as our directory technology, for companies strategically focused on developing a successful online directory business under their own brands. We license our directory technology to Internet portals, traditional yellow pages publishers and newspaper publishers. Our suite of advertising products are built around a proprietary merchant database and search technology, as well as full-featured advertising and merchant management tools. The full suite of advertising products included in our directory products enable our licensees to offer merchants local online advertising products and yellow and white pages services. Our directory technology is fully integrated to meet the needs of our licensees, their merchant customers and the millions of consumers that utilize the Switchboard powered directory embedded in their websites.

  Our licensees typically pay us a setup fee for the creation and modification of a web-hosted online yellow and white pages directory. In addition to a setup fee, our licensees typically pay us a royalty in the form of a fixed fee-per-merchant based on the number of merchant advertisements promoted in their platform, or a percentage of revenue generated from those merchant advertisements. Further, our licensees can offer their advertisers placement in our www.switchboard.com website for an incremental fee. Licensing our technology in this way enables us to accelerate and share in the growth of local online advertising as traditional yellow pages advertisers spend more online.

  Our largest and most significant licensee is AOL. We maintain and manage a customized online directory in a separate and distinct web-hosted environment for AOL. Prior to October 1, 2003, AOL paid us a percentage of revenue for advertisements placed in their online directory and engineering service fees on a time and materials basis for customized modifications they requested to their directory technology. Beginning October 1, 2003, AOL will pay us $4.8 million annually in monthly installments to provide, maintain and customize their directory platform through December 2005. In addition, AOL and Switchboard will be able to sell and share revenue on advertising products offering merchant and national advertisers access to the combined consumer audience of both the AOL and Switchboard yellow pages directories. AOL constituted approximately 44.3% of our revenue for the nine months ending September 30, 2003 and beneficially owns approximately 7.8% of our outstanding common stock, as of December 12, 2003. We anticipate that AOL will continue to represent a significant percentage of our revenue in 2003 and will be a material component of our overall business. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Significant Relationship" for more information.


  Direct and Third Party Sales -- We also sell directory advertisements into the Switchboard.com website through direct and third party sales forces. We have a small, dedicated direct sales force that focuses on selling our advertising products primarily to national and e-commerce advertisers. We currently intend to spend an additional $2.5 million during 2004 as compared to 2003, to support direct sales. However, our level of spending in this area may increase or decrease depending on the success of this initiative, and as we become more experienced in managing a significant direct sales effort. We also utilize third party sales channels, including yellow pages publishers, telemarketing companies, and Certified Marketing Representatives (advertising agencies that specialize in placing yellow pages advertisements). For example, we have an agreement with Monstermoving Inc. that provides them with the ability to sell directory advertising services on the Switchboard.com web site. Under the agreement, each Monstermoving customer that renews its online subscription will have an advertisement included on the Switchboard.com site, and Monstermoving will pay us a fee for each of those customers.


THE AUDIENCE FOR OUR ADVERTISING PRODUCTS

  Our licensees each have their own respective online audiences, or consumer reach, and the advertisements they sell into their Switchboard-powered directories are made visible to those audiences.

  Furthermore, our own website, www.switchboard.com, is one of the leading destinations on the Internet where consumers search for local merchants. Switchboard.com has grown significantly since its inception. As a result, many advertisers looking for effective and efficient forms of local online advertising desire placement in www.switchboard.com directory. According to Nielsen//NetRatings, as of October 2003, we serve more than 5.6 million unique consumers each month who visit our websites.

  Directory advertisements sold into Switchboard.com are typically made visible to the combined audience of the Switchboard.com directory, and the directories of a subset of our licensees who agree to display, in their Switchboard-powered directories, advertisements sold by Switchboard and other sales forces. By participating in this network, these licensees can offer their users a broader base of merchant information, which, in turn, makes their directories more useful to their users. The combined audience of www.switchboard.com and these licensees adds overall value for our advertisers.

OUR STRATEGY

  We believe that our business opportunity and prospects rely on the overall growth in the market for local online advertising and yellow pages advertising, our ability to attract increasing numbers of paying merchant and national advertisers either directly or through our licensees, our ability to drive quality leads to merchants, and our ability to innovate our product and service offerings to meet consumer and merchant demands. We intend to grow our business by focusing on the following key strategies:

  Promote the Development of Local Online Advertising Products and the Online Yellow Pages Market -- We have sought to accelerate market adoption of online yellow pages advertising by licensing our directory technology to major media companies, including traditional yellow pages publishers, newspaper publishers and Internet portals. We have pursued this strategy on a private label and co-branded basis to supplement our initiatives in promoting the Switchboard brand. We also participate in industry trade groups to broaden adoption of the online yellow pages advertising media. We seek to continue these efforts to grow the overall market opportunity for the online yellow pages category and local online advertising in general.

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

  Attract Increasing Numbers of Paying Merchants -- We seek to increase the number of merchant and national advertisers in our directory and the Switchboard-powered directories of our licensees. Our sales strategy includes a number of facets, including seeking to expand the number of licensees of our directory technology, leveraging third party sales forces, promoting self-service sign up for merchants and other sales strategies. We may also embark upon broader direct selling initiatives to local merchants, including geographically targeted telemarketing and in-person sales. If we pursue such direct selling, we will evaluate expanding our existing sales and marketing team and/or contracting with third party marketing firms.

  Expand the Audience for Our Advertising Products -- Continuing to expand the number of consumers using our website and the directories we power for licensees is critical to our ability to provide value to our merchant and national advertisers. In addition, a large and active base of merchant and national advertisers will enable us to generate more relevant search results for consumers. Through various initiatives, we seek to increase the number of consumers using our directory. Such initiatives may include public relations activities to increase consumer awareness of online yellow pages and the Switchboard brand; online advertising campaigns to direct traffic to our website; word-of-mouth marketing initiatives; increasing the number of licensees using our yellow pages directory technology; distribution arrangements to provide our local content to search portals, e-commerce hubs and topic-specific content sites; and, affiliate programs targeted at attracting usage across specific segments of the online consumer population.

  Innovate New Product and Service Offerings -- We believe that our future success hinges on delivering a superior consumer experience through the functionality of our website and the directories that we power for our licensees. By delivering a superior consumer experience, we will enhance the value to merchants that advertise with us and with our licensees. For example, through sophisticated searching capabilities and simple user interfaces, we can connect consumers searching for specific products and services with the local merchants that provide them. In addition, by continuing to provide our merchant base with customizable products and comprehensive management tools that make it easier for individual merchants and our licensees to manage their merchant advertising efficiently, we seek to increase the revenue opportunity of our services. We intend to continue to develop new technologies that improve the functionality of our products and services for consumers, merchants and our licensees. We spent approximately $3.5 million, $6.7 million, and $5.4 million on research and development in 2000, 2001, and 2002 respectively.

OUR ONLINE DIRECTORY TECHNOLOGY

  Our directory technology is comprised of five fully-integrated components that are utilized for our branded www.switchboard.com website, and that enable our licensees to develop and manage their online directory business.

  Sophisticated Database and Search Engine -- We provide a highly scalable, reliable and high performance directory search engine that we have optimized for the unique nature of local business directory searches. Through our proprietary database technology, we are able to easily merge data from multiple sources, allowing us to provide timely and comprehensive content to our licensees and users. With the release of our Switchboard Matrix(SM) technology, we were the first-to-market with the introduction of searchable online "copy points". Copy points are enhanced data typically found in paper yellow pages advertising. Copy points enable merchants to be found via a wide variety of attributes, including product and service offerings, business hours, specialties, etc., moving beyond the traditional category/location searching of paper-based or other online yellow pages offerings.

  Customizable Advertising Product Suite and Business Rules -- Within the yellow pages directory we provide a complete suite of local and national advertising products that can be fully customized to match the unique packaging and pricing requirements of our licensees. With the introduction of our searchable "copy point" model, we fully aligned our online advertising products with traditional yellow pages products, offering similar enhanced data as the printed medium, improving our ability to streamline our licensees' sales efforts.

  Comprehensive Merchant Management Tools -- We have developed three different tiers of merchant management software solutions to provide our licensees with the level of functionality that works most efficiently in coordination with their existing in-house systems. For licensees looking for a complete merchant management solution, we provide a comprehensive customer relationship management ("CRM") package that tracks merchant customer activity, performs billing functions and manages merchant advertising. Our CRM package also can be integrated with other applications to enable customer support representatives to manage the fulfillment of a variety of products from within a single interface. For licensees that already possess CRM infrastructure, we provide a secure, web-based merchant management tool that allows licensees to easily manage advertising campaigns and merchant collateral within the online yellow pages technology. Lastly, for licensees that regularly set-up large volumes of merchant advertisements into the system, we provide a bulk load interface that allows formatted files containing merchant information and advertising specifications to be automatically processed.

  Cobrandable User Interface -- Through ongoing usability testing and close analysis of consumer use of online yellow pages, we continue to evolve our user interface and searching capabilities to quickly connect consumers with the most relevant such results. Through the modular organization of functional elements of our interface, we can customize the interface's look and feel so that it is consistent with the look and feel of our licensees' websites and branding. These modules separate the functional elements from the layout elements, such as site appearance, thus facilitating rapid development. As we enhance or build new functional elements, the underlying architecture enables us to deploy these elements across all of the websites of our licensees without making individual changes to specific implementation.

  MapsOnUs.com -- Maps and Directions -- Our MapsOnUs technology integrates maps and driving directions into many areas of our directory technology, and is also available through our MapsOnUs.com website. Utilizing our MapsOnUs capabilities, we are able to provide businesses with dealer locators that can be easily integrated into their websites to help visitors locate the closest outlet, dealer or franchisee, such as the Post Office locator currently implemented for the United States Postal Service on USPS.com.

OUR TECHNOLOGY AND ENHANCED MERCHANT INFORMATION

  We have developed sophisticated technologies that enable rapid dissemination of information requested by consumers using our website or the websites of our licensees. These technologies were conceived and developed by a staff of senior engineers experienced in designing large-scale, distributed computer systems, a form of computer architecture that divides system functionality over numerous computers, each known as a server, to enhance overall system performance and reliability. We also have particular strengths in the areas of database technologies, advertising management and content customization.

  Directory Technology -- We have been affiliated with ePresence, a pioneer of directory technology, since our founding in 1996. Directories played a key role in the large-scale, multiple-site distributed systems deployed by Banyan Worldwide (now ePresence) since 1983. Our founder, Dean Polnerow, designed and originally developed StreetTalk(TM), Banyan's directory service. Building on this experience to create our own proprietary directory technology, we created what we believe to be the first national directory of United States residential information available on the Internet, as well as our innovative and proprietary yellow pages business directory.

  Data Content -- We license our base residential and business listings data content from third parties and then augment it with data that we have gathered ourselves. There are over 120 million residential and 14 million business listings included in our database. Currently our primary data source for base listing information is Acxiom Corporation, and our agreement with Acxiom expires in December 2005.

We have gathered additional detailed information through our own data compilation efforts, and through local merchant sales. We have additional data content for over one million merchants that enables consumers to search on these copy points or attributes. We purchase the data used in our MapsOnUs services from TeleAtlas North America, Inc. pursuant to an agreement which expires in February 2005.

  Site Design -- Our directory technology was designed to provide high levels of performance, scalability, and reliability. The directory is implemented as a set of Windows NT servers that are organized into groups. Each group of servers provides different parts of the overall site's functionality and each type of functionality is provided by more than one group of servers. Individual servers in a group can be added or removed without affecting the functional capabilities of the site, and most changes required are managed automatically by proprietary software that we have developed. This distributed architecture is designed to be highly scalable, which means that system capacity and functionality can be easily and inexpensively increased, typically with minimal or no time-consuming software changes required. It is also designed to be reliable, which means it is resistant to service interruptions and the unavailability of one or more servers does not affect the operation of other servers or the directory as a whole.

  We contract with a third party to host and secure the infrastructure for our directory and the directories of our licensees. Access to the third party facility is restricted and our infrastructure is physically segregated with restricted access as well. In addition, we license firewall and anti-virus security software and monitor site activity to detect unauthorized access to our technology and information. Although we take these measures to protect access to our technology and merchant information, we cannot totally eliminate the possibility of unauthorized access.

  Database Search Technologies -- We have developed technology designed to quickly exchange information between the groups of servers that provide the interface consumers use to input their requests for information with the groups of servers that store the databases of information we use to respond to these requests. This technology allows data from multiple databases to be accessed and combined, regardless of its structure or content. This simplifies the development of new user interfaces and facilitates database updates. Our database technology helps to maximize website performance through sophisticated in-memory data structures that are optimized for rapid searching of various combinations of data elements, and by automatically balancing the tasks being performed by individual servers.

  Our database technology includes sophisticated query management techniques that enable requests for large amounts of data to be retrieved in segments while reducing the computer processing time typically associated with these operations using conventional design techniques. This enables ready access to a large amount of data stored in any of the databases and results in faster responses to the user.

  Advertising Management and Geographic Targeting -- Our advertising placement technology is used primarily to control the frequency and positioning of advertisements displayed on our website. This technology rotates merchant advertisement displays in and out of prime locations on our yellow pages screens according to priorities specifically purchased by our merchant and banner advertising customers. We use an automated chain of software programs to securely facilitate the addition, removal and modification of both individual ads and large, aggregated volumes of merchant advertising into our yellow pages directory.

  We have also developed a proprietary geographically-targeted advertisement placement methodology that provides a simple way to allow a merchant to focus its advertising to the surrounding communities it desires to target. This technology uses the physical location of a business and a distance measurement selected by the merchant to automatically determine the appropriate location targets. These advertisement management tools and processes enable our support personnel and authorized ad resellers to remotely manage and control national, regional and local advertising campaigns.

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

  Merge-Purge Data Consistency -- Data integrity for business listings and advertising products is preserved through the application of business rules to all data change requests (data merging and purging). Data integrity rules are applied by our merge-purge technology as each data change request attempts to modify listing and/or advertising data. These rules include low-level data content and constraint validation, as well as "sales channel" specific rules that manage the business logic associated with listing and advertisement attributes. This allows for continuous refreshing of business listing data, and easy management of all advertising products associated with a given business, while permitting the best and latest available data to be presented to the consumer.

  Customer Relationship Management -- Our web-based CRM tools are specially designed to help our licensees easily manage many facets of their relationships with their own merchant customers. The tools provide product definition and merchant management capabilities for direct selling efforts and indirect sales channels, including sales management, customer invoicing, credit card transactions, self-service online advertising sales, account history and reporting. Product definition capabilities allow each sales channel to combine our available advertising products into packaged product offerings for their specific merchant customer base, such as a variety of online advertisement presentations, coupons, websites, and products fulfilled by third parties, along with the pricing and discounting features of each advertisement product. The tools present an access-controlled workflow process that manages and records all merchant customer interactions, from initial sale and payment processing through subsequent interaction logging, automatic renewal management and ongoing reporting.

COMPETITION

  We compete against numerous companies primarily in three categories of businesses for local and national advertising dollars and market share, namely:

  - Internet-based yellow and white pages directories that do not utilize our directory website, such as Yahoo! Yellow Pages and Verizon SuperPages;

  - Printed yellow and white pages directories that compete with online offerings for advertiser dollars; and

  - Internet-based pay-for-placement and pay-for-performance search engines and services, such as Google, LookSmart, FindWhat, Yahoo! and Citysearch, particularly as they begin to expand their offerings to local markets.

  We compete with these organizations primarily on the basis of directory technology, as well as the price and consumer reach of directory advertisements.

  Our directory technology is one of the most utilized directory platforms on the Internet, according to Nielsen//NetRatings. We believe that our directory technology has allowed us to secure our key alliance with AOL as well as alliances with other important customers and, along with the popularity of www.switchboard.com, has enabled us to capture the attention and loyalty of millions of consumers. However, we continue to face competition from many sources both traditional and untraditional, including companies which have substantially greater resources and name recognition than we do. Beyond Yahoo! and Verizon, there are numerous national and regional publishers of online and print yellow pages advertising who compete with us and our licensees for merchant advertising. We may also face competition from internal development groups within our existing and prospective customers, some of which may decide to develop their own proprietary online directory solutions. Additionally, the increased popularity of paid search, and the interest of the companies that are leading the segment in expanding their offerings to more effectively address localized searching and advertising, could begin to blur the lines between search engines and online directories and add additional complexities to the market.

  As directory references increase online, we believe advertising in an online directory (versus print) will become increasingly important for businesses both large and small. As more yellow pages print advertising dollars are spent on online advertising, we believe that the competition in the online
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directory market will intensify. We believe publishers of local online advertising solutions will seek best-in-class technology and tools to improve the efficiency of their online operations and to differentiate their online offerings to merchant and national advertisers. We believe factors that will enable online directory providers to compete effectively in this environment include the ability to offer highly functional and scalable technology solutions, incremental consumer page visits for their merchant and national advertisers, and tools to ease the management and administration of online advertising purchases. We further believe that Switchboard is well positioned to fulfill publishers' needs in these areas.

  As online usage grows, companies offering local directories will compete to bring greater value to online advertisers by further increasing consumer usage of their directories in these ways:

  - speed of results;

  - relevance of search results to intent; and

  - content breadth and depth.

  We believe that structured and highly specialized user interfaces and database designs tailored to the needs of local advertisers will be an advantage to easily guide consumers to local service and business information. We believe that our depth of experience and focus on these areas will play an important role in making our offerings attractive to users and thus to the merchants that populate our directories.

  We believe our ability to compete successfully over the long-term depends on many factors. In addition to those discussed above, these factors include maintaining the quality of content and functionality we provide relative to our competitors, the cost-effectiveness and reliability of our services relative to our competitors, and our ability to generate value for local and national merchants. The market in which we compete is rapidly evolving. To remain competitive, we believe it is important to continually work towards the development of new technologies to improve the products and services we offer to our licensees and merchant customers, as well as to improve the functionality and utility of our web hosted directory technology. There can be no assurance that we will maintain our current competitive advantages or that we will compete successfully in the market for online directory advertising services in the future.

INTELLECTUAL PROPERTY

  Patents, copyrights, service marks, trademarks, trade dress, trade secrets, and other intellectual property are critical to our success. We rely on a combination of patent, trademark and copyright law, trade secret protection and confidentiality, and license agreements with our employees, consultants, customers, licensees, and others to protect our proprietary rights. All of our employees have executed confidentiality and assignment of invention agreements. Prior to disclosing confidential information to third parties, we generally require them to sign confidentiality or other agreements restricting the use and disclosure of our confidential information.

  As of September 30, 2003, we had seven patents issued by the U.S. Patent and Trademark Office, three patents issued by the Canadian Intellectual Property Office, three patent applications pending before the U.S. Patent and Trademark Office, and two patent applications pending before the Canadian Intellectual Property Office, all of which relate to the operation, features or performance of our website. We pursue registration of our key trademarks and service marks in the United States and, in some cases, internationally. We currently have registered the following trademarks with the U.S. Patent and Trademark Office:
Switchboard, Envenue, Nearbuy, Think Outside The Book, What's Nearby, My Studio, My Corner, Sideclick, Ad Studio, Maps On Us, the "Man with Building" design mark and the "Men with Building" design mark. The following are service marks of
Switchboard: It's the Yellow Pages. Electrified.; LocalClicks; Deals Nearbuy; and, Switchboard Matrix. Applications are pending for our registration of the following service marks: LocalClicks and Deals Nearbuy. However, effective patent, trademark, service mark, copyright and trade secret protection may not be available or sought by us in every country in which our services are made available online. Our patents, trademarks, or
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

other intellectual property rights may be successfully challenged by others or invalidated through administrative process or litigation. Further, the validity, enforceability and scope of protection of proprietary rights in Internet-related industries is uncertain and still evolving.

  We license our proprietary rights, such as patents, trademarks, and copyrighted material, to third parties. Despite our efforts to protect our proprietary rights, third parties may infringe or misappropriate our rights or diminish the quality or reputation associated with our brand, which could have a long-term material adverse affect on our business, results of operations, or financial condition.

  In addition, we license software, content and other intellectual property, including trademarks, trade secrets, patents, and copyrighted material, from third parties. In particular, we license residential and business listing data from Acxiom Corporation under an agreement that expires in December 2005, and maps and driving directions data and related software from Tele Atlas North America, Inc. under an agreement that expires in February 2005. Further, some of the software code underlying Switchboard.com contains software code that is licensed to us by third parties. If any of these licenses are terminated or expire, it could have a material adverse effect on our business, results of operations, or financial condition.

  We currently own a number of Internet domain names, including www.switchboard.com and www.MapsOnUs.com. Internet regulatory bodies generally regulate domain names. The relationship between regulations governing domain names and laws protecting trademarks and similar proprietary rights is unclear. Therefore, we could be unable to prevent third parties from acquiring domain names that infringe or otherwise decrease the value of our trademarks and other proprietary rights.

EMPLOYEES


  As of January 15, 2004, we had 67 full-time employees. Of these employees, 33 are in research and development, 22 in sales and marketing, 3 in site operations, and 9 in general and administrative. None of our employees are represented by a labor union. We believe our relations with our employees are good.


PROPERTIES


  Our principal administrative, sales and marketing, and research and development facilities are located in Westborough, Massachusetts and consist of approximately 17,463 square feet under a sublease with ePresence that expires on September 30, 2005, with an aggregate annual base rent of approximately $210,000.


  In addition, we lease approximately 120 square feet of office space in Troy, Michigan for use by a sales person. We also lease 2,782 square feet of office space in New York City, which we have subleased to a third-party for the remaining term of our lease with the property owner, which expires on April 28, 2005.

LEGAL PROCEEDINGS

  On May 31, 2002 we were sued by the former stockholders of Envenue, Inc., from whom we purchased all of the stock of Envenue in November 2000. The suit alleged that we breached our agreement with the plaintiffs by failing to pay the purchase price of the Envenue stock when it became due on May 24, 2002. We initially paid $400,000, plus interest, representing a portion of the purchase price, to the plaintiffs. The suit sought payment of $1.6 million, representing the balance of the purchase price, plus additional unquantified damages including treble damages. In June 2003, we and the former stockholders of Envenue agreed to settle this suit and in connection therewith, we paid $1.7 million to the former stockholders of Envenue. The parties have exchanged releases and a stipulation of dismissal of this suit was filed with the court on June 16, 2003.

  On November 21, 2001, a class action lawsuit was filed in the United States District Court for the Southern District of New York on behalf of all persons and entities who purchased or otherwise
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

acquired common stock of Switchboard from March 2, 2000 through December 6, 2000 naming as defendants Switchboard, the managing underwriters of our initial public offering, Douglas J. Greenlaw, Dean Polnerow, and John P. Jewett. Mr. Polnerow is our President and CEO, and Mr. Greenlaw and Mr. Jewett are former officers of Switchboard.

  An amended complaint was filed on April 19, 2002. The amended complaint alleges violations of the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, primarily based on the assertion that Switchboard's lead underwriters, Switchboard and the other named defendants made material false and misleading statements in Switchboard's Registration Statement and Prospectus filed with the SEC in connection with Switchboard's initial public offering because of the failure to disclose (a) the alleged solicitation and receipt of excessive and undisclosed commissions by the underwriters in connection with the allocation of shares of common stock to certain investors in Switchboard's public offering and (b) that certain of the underwriters allegedly had entered into agreements with investors whereby underwriters agreed to allocate the public offering shares in exchange for which the investors agreed to make additional purchases of stock in the aftermarket at pre-determined prices. The amended complaint alleges claims against Switchboard, certain of Switchboard's officers and directors and the underwriters under Sections 11 and 15 of the Securities Act. It also alleges claims against Switchboard, the individual defendants and the underwriters under Sections 10(b) and 20(a) of the Securities Exchange Act. The amended complaint seeks damages in an unspecified amount.

  In July 2002, Switchboard, Douglas J. Greenlaw, Dean Polnerow and John P. Jewett joined in an omnibus motion to dismiss which challenges the legal sufficiency of plaintiffs' claims. The motion was filed on behalf of hundreds of issuer and individual defendants named in similar lawsuits. The plaintiffs opposed the motion. On September 30, 2002, the lawsuit against Messrs. Greenlaw, Polnerow and Jewett was dismissed without prejudice. The Court heard oral argument on the motion in November 2002. On February 19, 2003, the court issued its decision on the defendants' motion to dismiss, granting in part and denying in part the motion as to Switchboard. In doing so, the court dismissed the plaintiffs' claims against certain defendants, including Switchboard.

  In June 2003, the plaintiffs, the issuer defendants and their insurers agreed on the terms and conditions of a proposed settlement of this case. The terms and conditions of the proposed settlement have been widely reported in the press. Our special committee of the board of directors met twice during June 2003 to evaluate the proposed settlement. The committee was advised by outside counsel on the merits of the proposed settlement. The committee determined that the settlement was in the best interest of Switchboard and that we should accept the proposed settlement. There is no guarantee that the settlement will become final, as it is subject to a number of conditions, including court approval; however, based on this proposed settlement, we do not believe we will suffer material future losses related to this lawsuit.

  In the third quarter of 2003, Switchboard was informed by outside counsel that all but two of the non-bankrupt issuers decided to accept the terms and conditions of a proposed settlement of this case. The two issuers who did not accept the proposal were in unique circumstances that do not apply to other issuers. In addition, Switchboard was notified that the final settlement agreements are currently being drafted, and that they are expected to be available for distribution sometime in the first quarter of 2005.

  From time to time, we are involved in various legal proceedings incidental to the conduct of our business.

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

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

  Our executive officers and directors and their respective ages and positions with Switchboard as of September 30, 2003 are as follows:

NAME                                           AGE                       POSITION
----                                           ---                       --------
William P. Ferry.............................  51    Chairman and Director
Dean Polnerow................................  47    President, Chief Executive Officer and Director
Robert P. Orlando............................  45    Vice President, Chief Financial Officer,
                                                     Treasurer and Secretary
James M. Canon...............................  52    Vice President, Business Development
Kevin P. Lawler..............................  43    Vice President, Human Resources
James Carrington.............................  51    Vice President, Sales
Robert M. Wadsworth..........................  43    Director
Richard M. Spaulding.........................  44    Director
David N. Strohm..............................  55    Director
Michael A. Ruffolo...........................  41    Director

  William P. Ferry has served as a director since 1997 and as our Chairman of the Board of Directors since 1998. Mr. Ferry has served as Chairman of the Board of Directors of ePresence (formerly Banyan Worldwide), a provider of security and identity management solutions, since 1997 and as President, Chief Executive Officer and a director of ePresence since 1997. From 1990 to 1997, Mr. Ferry served in various capacities, most recently as President, Services Division, at Wang Laboratories, Inc., an information technology service provider.

  Dean Polnerow founded Switchboard and has served as our President since March 1998 and as a director since September 1998. Mr. Polnerow has also served as our Chief Executive Officer since August 21, 2003. From our inception in 1996 to March 1998, Mr. Polnerow served as our Vice President, Product and Business Development. From 1983 to 1996, Mr. Polnerow served in various capacities, including as Vice President, Advanced Development, at ePresence (formerly Banyan Worldwide).

  Robert P. Orlando has served as our Vice President, Chief Financial Officer, Treasurer and Secretary since October 2001. Prior to joining Switchboard, Mr. Orlando was the Chief Financial Officer and Treasurer of Virtual Ink Corporation, a designer of hardware and software collaboration tools, from 2000 to 2001. From 1991 through 2000, Mr. Orlando was the Chief Financial Officer and Treasurer of Mathsoft, Inc., a provider of math, engineering and scientific software solutions. Mr. Orlando also held financial management positions with Bitstream, Inc., Unicco Service Company, Orion Research, Inc. Previous to these positions, Mr. Orlando served as an auditor for Arthur Andersen LLP.

  James M. Canon has served as our Vice President, Business Development since March 1998. Prior to his appointment as our Vice President, Business Development, from 1997 to March 1998, Mr. Canon served in various capacities at Switchboard, most recently as Director, Product Management. From 1991 to 1997, Mr. Canon served in various capacities, including as Information Products Architect at ePresence.

  Kevin P. Lawler has served as our Vice President, Human Resources since May 2000. Prior to joining Switchboard, Mr. Lawler served as Director of Human Resources at EMC Corporation, an information storage systems provider, from 1999 to 2000. From 1998 to 1999, Mr. Lawler served as Vice President, Human Resources for Scriptgen Pharmaceuticals Incorporated, a pharmaceuticals company. From 1990 to 1998, Mr. Lawler served as Vice President, Human Resources for Immulogic Pharmaceutical Corporation, a pharmaceuticals company.

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

  James Carrington was recently appointed our Vice President, Sales. Prior to joining Switchboard, Mr. Carrington served in various capacities at Monster, Inc., formerly TMP Worldwide, for 15 years, most recently as Vice President of Sales of Monstermoving, Inc.

  Robert M. Wadsworth has served as a director since September 1999. Mr. Wadsworth is a Managing Director of HarbourVest Partners, LLC, a venture capital management company. He joined Hancock Venture Partners, the predecessor of HarbourVest Partners, in 1986. Mr. Wadsworth is a general partner of several private equity funds managed by HarbourVest Partners. Mr. Wadsworth has been a director of ePresence since March 1998. He is also a director of Concord Communications, Inc., Network Engines, Inc., Outsourcing Services Group, Trintech Group plc and several private companies.

  Richard M. Spaulding has served as a director since 1996. Mr. Spaulding is Senior Vice President and Chief Financial Officer of ePresence, where he has served in various capacities since 1990. From 1985 to 1990, Mr. Spaulding held several financial management positions with C.R. Bard, Inc. and previous to these positions, served as an auditor for Arthur Andersen, LLP. Mr. Spaulding also serves as a director of several private organizations.

  David N. Strohm has served as a director since February 1998. Mr. Strohm is a private venture capital investor who has been affiliated with Greylock Partners, a venture capital group, since 1980, and serves as a general partner of several funds managed by Greylock. Mr. Strohm served as a director of ePresence from its inception in 1983 until November 1999. He is also a director of Doubleclick Inc., EMC Corp., Internet Security Systems, Inc., and several private technology companies.

  Michael A. Ruffolo became a director in December 2003. Mr. Ruffolo is the Chief Operating Officer of Akamai Technologies, Inc. Prior to joining Akamai in 2001, Mr. Ruffolo served as Executive Vice President, Global Sales, Service and Marketing at EMC Corporation from January 2001 through April 2001. Additionally, from April 1998 through December 1999, Mr. Ruffolo served as President of the Document Solutions Group at Xerox Corporation.

  Executive officers serve at the discretion of our board of directors.

  We have a classified board of directors consisting of two class I directors, two class II directors and two class III directors. The class I, class II and class III directors serve until the annual meeting of stockholders to be held in 2004, 2005 and 2006, respectively, and until their respective successors are elected and qualified. At each annual meeting of stockholders, directors are elected for a full term of three years to succeed those whose terms are expiring.

  Currently, the authorized number of directors is seven. We have six directors, three of whom (Messrs. Strohm, Ruffolo and Wadsworth) have been determined by the Board to meet current Nasdaq independence standards. To satisfy the director independence requirements of the provisions of the Sarbanes-Oxley Act of 2002, recently adopted accounting rules, and recent amendments to the Nasdaq National Market listing rules, after the completion of this offering we will be required to reconfigure the makeup of our board of directors, our audit committee, nominating committee, and compensation committee, and appoint a corporate governance committee such that all committees are comprised entirely of independent directors. We have engaged a search firm to identify candidates for one additional independent director. Although we do not anticipate any problems in identifying such a candidate, we may not be successful in identifying a qualified individual who is deemed to be independent under applicable standards and willing to serve on our board of directors or board committees. Any failure to reconfigure our board of directors and board committees with qualified independent directors could cause us to be in violation of the Sarbanes-Oxley Act of 2002 and Nasdaq listing requirements, which could have an adverse effect on our business and the trading market for our common stock.

BOARD COMMITTEES

  Our board of directors has a standing audit committee, which, among other things, reviews the results and scope of the audit and other services provided by our independent auditors. The current members of the audit committee are Mr. Spaulding, Mr. Strohm and Mr. Wadsworth. Mr. Spaulding serves as the chairman of the audit committee. The audit committee met on twelve occasions in 2002.

  Our board of directors has a standing compensation committee, which provides recommendations to the board of directors regarding our compensation programs and administers certain of our employee benefit plans. The current members of the compensation committee are Mr. Ferry, Mr. Strohm and Mr. Wadsworth. Mr. Ferry serves as the chairman of the compensation committee. The compensation committee met on ten occasions in 2002.

  Our board of directors has a standing nominating committee, which advises and makes recommendations to the board of directors as to the selection of candidates for election to the board of directors. The current members of the nominating committee are Mr. Ferry and Mr. Wadsworth. The nominating committee considers nominees recommended by our stockholders.

  After the completion of this offering, in order to satisfy the director independence requirements of the provisions of the Sarbanes-Oxley Act of 2002, recently adopted accounting rules, and proposed amendments to the Nasdaq listing rules, we will be required to reconfigure the makeup of our audit committee, nominating committee, and compensation committee as well as form a corporate governance committee, such that all such committees are comprised entirely of independent directors and that at least one member of the audit committee meets the requirement of an independent financial expert.

DIRECTOR COMPENSATION

  We reimburse directors for reasonable out-of-pocket expenses incurred in attending meetings of the board of directors and any meetings of its committees. Employee directors receive no additional compensation. During 2002, we granted 200,000 options to our non-employee directors. Messrs. Ferry, Spaulding, Strohm and Wadsworth each received a grant of 40,000 stock options at an exercise price of $4.45 per share, which will become vested in equal annual installments over a four-year period. In addition, each of them received a grant of 10,000 stock options during 2002 at an exercise price of $6.15 per share, which became fully vested on May 15, 2003.

  The board of directors recently revised its compensation policy for outside directors. Formerly, we granted only equity awards in our discretion to non-employee directors under our stock incentive plans. Beginning in 2003 each outside director will now receive $25,000 annually, an additional $3,000 for serving as a committee member, and an additional $2,000 for serving as a committee chair. Each new outside director will also receive an initial grant of 40,000 options, which will vest over a four-year period. At each annual shareholders' meeting, outside directors will also receive equity awards, currently 15,000 options per director per year, which will vest over a one-year period. Additionally, every four years, each outside director will receive a grant of 20,000 options while that director is a member of the board. The board may revise its compensation policy from time to time in its discretion. During 2003, we granted 120,000 options to our non-employee directors at an exercise price of $7.00 per share. We also granted 40,000 options to Mr. Ruffolo at an exercise price of $6.25 per share upon becoming board member.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

  As of June 30, 2003, our compensation committee consisted of Mr. Ferry, Mr. Strohm and Mr. Wadsworth. No executive officer of Switchboard served during the year ended December 31, 2002 as a director or member of the compensation committee (or other committee serving an equivalent function) of any other entity, whose executive officers served on our board of directors or compensation committee.

  Mr. Ferry is Chairman of the Board of Directors, President and Chief Executive Officer of ePresence. Mr. Wadsworth is also a director of ePresence. Mr. Strohm served as a director of ePresence from 1983 until November 1999. Another of our directors, Richard M. Spaulding, is Senior Vice President and Chief Financial Officer of ePresence.


  As of January 15, 2004, ePresence beneficially owned approximately 51.1% of our common stock. A change of control of Switchboard occurred upon the closing of the Restructuring Agreement among Switchboard, Viacom, Inc., and ePresence dated August 28, 2001. At the closing, among other things, Switchboard repurchased from Viacom 7,488,560 shares of our common stock then held by Viacom. As the result of this repurchase, ePresence became the owner of the majority of Switchboard's issued and outstanding common stock.



  On March 7, 2002, we entered into a corporate services agreement with ePresence under which ePresence provides us with telephone service and support for an amount of $75,000 per year. This services agreement expired on February 28, 2003. In March 2003, we entered into a new services agreement with ePresence to provide telephone service and support only from March 2003 through December 2003 for $62,500. We also sublease our facilities in Westborough, Massachusetts from ePresence. Since January 2001, we have subleased our current facilities at 120 Flanders Road from ePresence. The current sublease will expire on September 30, 2005 and the annual rent for 2004 is $210,000.


EMPLOYMENT, CHANGE OF CONTROL AND SEVERANCE AGREEMENTS

  Our board approved the acceleration of vesting of options for certain of our officers and our directors in the event of a change in control. A change of control includes a merger or consolidation of Switchboard, or a change in ownership of our securities resulting in one person or entity owning more than 50% of the combined voting power of our outstanding voting securities. Switchboard has a general policy of hiring its employees on an at-will basis, with no specific termination dates.

  Mr. Polnerow serves as our Chief Executive Officer, President and as a member of our board. On December 1, 1999, we entered into an employment agreement with Mr. Polnerow. Mr. Polnerow's annual base salary is currently $240,000 per year and he is also eligible for an annual performance-based bonus. In the event of a change of control, fifty-percent of Mr. Polnerow's then unvested shares will vest if he remains employed for six months after such change of control, or resigns within six months after the change of control due to relocation over 35 miles from our offices in Westborough. Mr. Polnerow's severance also includes six months base salary plus a prorated bonus if he is terminated other than for cause, resigns due to relocation, or suffers a material reduction in title or compensation. If, upon a change in control, Mr. Polnerow is terminated other than for cause within twelve months of said change in control, 100% of his then unvested shares will vest.

  Mr. Orlando serves as our Chief Financial Officer, Vice President, Secretary and Treasurer. On September 20, 2001, we entered into employment agreement with Mr. Orlando, and on August 2, 2002 we entered into a memorandum of employment. Mr. Orlando's annual base salary is currently $200,000 per year and he is also eligible for an annual performance-based bonus. Upon a change of control, 50% of Mr. Orlando's unvested shares will immediately vest; twelve months after the change in control, or if Mr. Orlando's title, responsibilities or compensation are materially reduced within twelve months of the change in control, 100% of his unvested shares will vest. Mr. Orlando is entitled to, among other things, six months base salary and benefits if terminated, other than termination for cause.

  Mr. Canon serves as our Vice President of Business Development. On December 31, 1999 we entered into an employment agreement with Mr. Canon. Mr. Canon's annual salary is currently $140,000 and he is also eligible for an annual performance-based bonus. In the event of a change of control, 50% of Mr. Canon's unvested shares will vest if he remains employed for six months after the change of control, or resigns within six months due to relocation over 35 miles from our offices or material reduction in title or compensation. If Mr. Canon is terminated other than for cause within twelve months of a change in control, 100% of his then unvested shares will vest. If terminated other than for cause at any time, Mr. Canon is entitled to, among other things, six months salary and benefits.

  Mr. Lawler serves as our Vice President of Human Resources. On May 9, 2000 we entered into an employment agreement with Mr. Lawler. Mr. Lawler's annual salary is currently $135,000, and he is also eligible for an annual performance-based bonus. In the event of a change of control, 50% of Mr. Lawler's unvested shares will vest if he remains employed for six months after the change of control, or resigns due to a material reduction in title or compensation. If terminated other than for cause at any time, Mr. Lawler is entitled to, among other things, six months salary and benefits.

  Mr. Carrington serves as our Vice President of Sales. On December 3, 2003, we entered into an employment agreement with Mr. Carrington. Mr. Carrington's annual salary is currently $130,000, and he is also eligible for an annual performance-based bonus. In the event of a change of control, 50% of Mr. Carrington's unvested shares will immediately vest. If terminated other than for cause at any time, Mr. Carrington is entitled to, among other things, six months salary and benefits.

SUMMARY COMPENSATION


  The following table provides information about the compensation for Switchboard's last three fiscal years (2003, 2002 and 2001) of Switchboard's Chief Executive Officer during fiscal 2003, plus the four other most highly compensated executive officers as of the end of fiscal 2003.


  In accordance with the rules of the Securities and Exchange Commission, the compensation set forth in the table below does not include medical, group life or other benefits which are available to all of our salaried employees, and perquisites and other personal benefits, securities or property which do not exceed the lesser of $50,000 or 10% of the total annual salary and bonuses for each of the persons shown in the table.

                           SUMMARY COMPENSATION TABLE


                                                                       LONG TERM COMPENSATION AWARDS
                                   ANNUAL COMPENSATION              -----------------------------------
                        -----------------------------------------                      SHARES OF COMMON
NAME AND PRINCIPAL                                   OTHER ANNUAL   RESTRICTED STOCK   STOCK UNDERLYING
POSITIONS               YEAR    SALARY    BONUS(1)   COMPENSATION       AWARD(S)           OPTIONS
------------------      ----   --------   --------   ------------   ----------------   ----------------
Douglas J. Greenlaw...  2003   $166,154   $101,483     $182,978(2)           --                 --
  Former Chief          2002    240,000     24,972           --              --(3)              --
  Executive Officer     2001    239,423     50,000           --              --            150,000
Dean Polnerow.........  2003    229,538    105,000           --              --                 --
  President and Chief   2002    220,000     26,300           --              --            100,000
  Executive Officer     2001    218,654     65,290           --              --            150,000
Robert P.
  Orlando(3)..........  2003    199,192    100,000           --              --             50,000
  Vice President and    2002    170,000     76,250           --              --             30,000
  Chief Financial
  Officer               2001     39,231     17,500           --              --            160,000
James M. Canon........  2003    140,000     55,000           --              --                 --
  Vice President,       2002    140,000     13,800           --              --             30,000
  Business Development  2001    139,615     33,218           --              --             50,000
Kevin P. Lawler(4)....  2003    135,000      7,500           --              --                 --
  Vice President,       2002    135,000     10,706           --              --             20,000
  Human Resources       2001    130,807     28,169           --              --             25,000


---------------


(1) Bonus amounts listed for fiscal 2003 include estimated amounts of $42,000, $40,000, $22,000 for Dean Polnerow, Robert P. Orlando and James M. Canon, respectively, which were earned but not paid in fiscal 2003.



(2) Represents $170,000 of compensation pursuant to Mr. Greenlaw's separation of employment and $12,978 for unused vacation time.

(3) In January 2002, Mr. Greenlaw purchased 450,000 restricted shares of our common stock for an aggregate purchase price of $1,449,000, or $3.22 per share. The purchase price represented the fair market value of the stock on the date of purchase. These shares constituted all of the shares of restricted stock held by Mr. Greenlaw at December 31, 2002. The shares are entitled to any dividends we may pay on our common stock. Pursuant to pre-existing agreements with Mr. Greenlaw, on September 2, 2003, Switchboard repurchased 225,000 of the shares held by Mr. Greenlaw as consideration for cancellation of indebtedness under his loan from Switchboard in the amount of $724,500, which is now paid in full.



(4) Represents compensation for unused vacation time.



(5) Mr. Orlando joined Switchboard in October 2001.



(6) Mr. Lawler joined Switchboard in May 2000 and became an executive officer in January 2001.


OPTION GRANTS IN LAST FISCAL YEAR

  The following table contains information concerning stock option grants made in 2002 to each of the executive officers identified in the Summary Compensation Table above. Each stock option grant has a term of ten years and vests as to 25% of the total shares available for grant under such option as of the first anniversary of the date of grant. Every three months thereafter, an additional 6.25% of the shares vests on a schedule that ends on the four-year anniversary of the grant date. The per share exercise price of all options described below represents the fair market value of our common stock on the grant date, unless otherwise noted.

  Amounts described in the following table under the heading "Potential Realizable Value at Assumed Rates of Stock Price Appreciation for Option Term" represent hypothetical gains that could be achieved for the options if exercised at the end of the option term. These gains are based on assumed rates of stock appreciation of 5% and 10% compounded annually from the date the options were granted to their expiration date. Actual gains, if any, on stock option exercises will depend on the future performance of the common stock and the date on which the options are exercised. No gain to the optionees is possible without an appreciation in stock price, which will benefit all stockholders commensurately.

                                                                                              POTENTIAL REALIZABLE
                                        OPTION GRANTS IN LAST FISCAL YEAR                       VALUE AT ASSUMED
                       --------------------------------------------------------------------   ANNUAL RATES OF STOCK
                       NUMBER OF SHARES OF   PERCENT OF TOTAL                                  PRICE APPRECIATION
                          COMMON STOCK       OPTIONS GRANTED    EXERCISE                         FOR OPTION TERM
                       UNDERLYING OPTIONS    TO EMPLOYEES IN    PRICE PER                     ---------------------
NAME                         GRANTED           FISCAL YEAR        SHARE     EXPIRATION DATE      5%          10%
----                   -------------------   ----------------   ---------   ---------------   ---------   ---------
Douglas J. Greenlaw..             --                 --%          $  --               --      $     --    $     --
Dean Polnerow........        100,000              18.32%          $3.22         1/3/2012      $202,504    $513,185
Robert P. Orlando....         10,000               1.83%          $3.22         1/3/2012      $ 20,250    $ 51,319
                              20,000               3.66%          $2.00       10/27/2012      $ 25,156    $ 63,750
James M. Canon.......         30,000               5.50%          $3.22         1/3/2012      $ 60,751    $153,956
Kevin P. Lawler......         20,000               3.66%          $3.22         1/3/2012      $ 40,501    $102,637

AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND YEAR-END OPTION VALUES

  The following table sets forth information concerning options exercised during 2002 by each of the executive officers identified in the Summary Compensation Table above and the number and value of unexercised stock options held by each of those executive officers. Amounts described in the following table under the heading "Value of Unexercised In-the-Money Options at Year End" are based on the aggregate fair market value of the underlying shares of common stock on December 31, 2002 ($2.99 per share), less the aggregate option exercise price. Amounts described in the following table under the heading "Value Realized" represent the difference between the aggregate fair market value of the underlying shares of common stock on the date of exercise and the aggregate exercise price. Amounts described in the following table under the heading "Number of Shares Underlying Unexercised Options at Year-End" include stock options that are exercisable subject to Switchboard's right to repurchase at their exercise price, as described in "Security Ownership of Certain Beneficial Owners and Management."

   AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR-END OPTION
                                     VALUES

                                                     NUMBER OF SHARES           VALUE OF UNEXERCISED
                                                  UNDERLYING UNEXERCISED        IN-THE-MONEY OPTIONS
                                                   OPTIONS AT YEAR-END              AT YEAR-END
                         SHARES                 --------------------------   --------------------------
                       ACQUIRED ON    VALUE     EXERCISABLE   EXERCISABLE    EXERCISABLE   EXERCISABLE
NAME                    EXERCISE     REALIZED   AND VESTED    AND UNVESTED   AND VESTED    AND UNVESTED
----                   -----------   --------   -----------   ------------   -----------   ------------
Douglas J.
  Greenlaw...........        --      $    --       87,500        62,500       $     --       $     --
Dean Polnerow........        --      $    --      367,063       270,937       $427,500       $199,000
Robert P. Orlando....        --      $    --       40,000       150,000       $ 18,400       $ 75,000
James M. Canon.......     6,000      $25,296      239,770        76,030       $299,345       $     --
Kevin P. Lawler......        --      $    --       33,280        41,720       $     --       $     --

EQUITY COMPENSATION PLAN INFORMATION

                                                     WEIGHTED-AVERAGE       NUMBER OF SECURITIES REMAINING
                          NUMBER OF SECURITIES TO    EXERCISE PRICE OF      AVAILABLE FOR FUTURE ISSUANCE
                          BE ISSUED UPON EXERCISE       OUTSTANDING        UNDER EQUITY COMPENSATION PLANS
                          OF OUTSTANDING OPTIONS,    OPTIONS, WARRANTS    (EXCLUDING SECURITIES REFLECTED IN
PLAN CATEGORY               WARRANTS AND RIGHTS         AND RIGHTS         THE FIRST COLUMN IN THIS TABLE)
-------------             -----------------------   -------------------   ----------------------------------
Equity compensation
  plans approved by
  security holders......         3,304,803                 $4.85                      1,861,322(1)
Equity compensation
  plans not approved by
  security holders......           261,800                  3.32                        184,200(2)
                                 ---------                 -----                      ---------
Total...................         3,566,603                 $4.74                      2,045,522
                                 =========                 =====                      =========

---------------

(1) Includes 205,291 shares issuable under our 1999 Employee Stock Purchase Plan, of which up to 62,496 shares are issuable in connection with the current offering period which ends on August 29, 2003. Also includes 1,656,031 shares issuable under our 1999 Stock Incentive Plan. In addition to being available for future issuance upon exercise of options that may be granted after December 31, 2002, all shares available for issuance under the 1999 Stock Incentive Plan may be issued in the form of restricted stock or other stock-based awards.

(2) Consists of shares issuable under our 2000 Envenue Nonstatutory Stock Option Plan. In addition to being available for future issuance upon exercise of options that may be granted after December 31, 2002, all shares available for issuance under the 2000 Envenue Nonstatutory Stock Option Plan may be issued in the form of restricted stock or other stock-based awards.

BENEFIT PLANS

  1996 Stock Incentive Plan


  Our 1996 stock incentive plan was adopted by our board of directors and approved by our stockholders in September 1996. The 1996 plan authorizes the issuance of up to 3,000,000 shares of our common stock. As of January 15, 2004, options to purchase an aggregate of 1,213,800 shares of our common stock at a weighted average exercise price of $5.05 per share were outstanding under the 1996 plan. No additional grants of stock options or other awards may be made under the 1996 plan.

  1999 Stock Incentive Plan

  Up to 4,051,890 shares of our common stock (subject to adjustment in the event of stock splits and other similar events) may be issued pursuant to awards granted under our 1999 stock incentive plan. The 1999 plan is intended to replace our 1996 plan. Of the 4,051,890 total shares authorized under the plan, 1,276,890 were transferred from the 1996 plan. The 1999 plan provides for the grant of incentive stock options intended to qualify under Section 422 of the Internal Revenue Code, nonstatutory stock options, restricted stock awards and other stock-based awards. The granting of awards under the 1999 plan is discretionary.


  Our officers, employees, directors, consultants and advisors and those of our subsidiaries are eligible to receive awards under the 1999 plan. Under present law, however, incentive stock options may only be granted to employees. No participant may receive any award for more than 1,000,000 shares in any calendar year. As of January 15, 2004, approximately 72 persons would have been eligible to receive awards under the 1999 plan, including five executive officers and five non-employee directors.


  Optionees receive the right to purchase a specified number of shares of our common stock at a specified option price and subject to such other terms and conditions as are specified in connection with the option grant. We may grant options at an exercise price less than, equal to or greater than the fair market value of our common stock on the date of grant. Under present law, incentive stock options and options intended to qualify as performance-based compensation under Section 162(m) of the Internal Revenue Code may not be granted at an exercise price less than the fair market value of the common stock on the date of grant or less than 110% of the fair market value in the case of incentive stock options granted to optionees holding more than 10% of the voting power of Switchboard. The 1999 plan permits our board of directors to determine how optionees may pay the exercise price of their options, including by cash, check or in connection with a "cashless exercise" through a broker, by surrender to us of shares of common stock, by delivery to us of a promissory note, or by any combination of the permitted forms of payment.

  Our board of directors administers the 1999 plan. Our board of directors has the authority to adopt, amend and repeal the administrative rules, guidelines and practices relating to the plan and to interpret its provisions. It may delegate authority under the 1999 plan to one or more committees of the board of directors. Subject to any applicable limitations contained in the 1999 plan, our board of directors or a committee of the board of directors or executive officer to whom our board of directors delegates authority, as the case may be, selects the recipients of awards and determines:

  - the number of shares of common stock covered by options and the dates upon which such options become exercisable;

  - the exercise price of options;

  - the duration of options; and

  - the number of shares of common stock subject to any restricted stock or other stock-based awards and the terms and conditions of such awards, including the conditions for repurchase, issue price and repurchase price.

  In the event of a merger, liquidation or other acquisition event, our board of directors is authorized to provide for outstanding options or other stock-based awards to be assumed or substituted for by the acquiror. If the acquiror refuses to assume or substitute for outstanding options, the board shall provide that up to 25% of all then unvested and outstanding options will accelerate to become exercisable in full prior to consummation of the acquisition event. The remaining 75% of the unvested and outstanding options will also accelerate, but are subject to a repurchase right at the option exercise price. However, in the event that an acquisition event results in the holders of common stock receiving a cash payment for each share surrendered, then the board may instead provide that all then outstanding options, without regard to any acceleration, shall terminate upon consummation of the acquisition event and that each participant shall receive a cash payment for all options then outstanding in exchange therefor. The board may, at any time, accelerate the vesting of options granted under the 1999 plan.

  Participants in the 1999 plan who have received options have the right to exercise such options prior to the time they become vested. Upon an exercise of unvested options, participants receive shares of restricted stock that are subject to the same vesting schedule as the original options.

  No award may be granted under the 1999 plan after October 2009, but the vesting and effectiveness of awards previously granted may extend beyond that date. Our board of directors may at any time amend, suspend or terminate the 1999 plan, except that no award granted after an amendment of the 1999 plan and designated as subject to Section 162(m) of the Internal Revenue Code by our board of directors shall become exercisable, realizable or vested, to the extent the amendment was required to grant such award, unless and until such amendment is approved by our stockholders.

  2000 Non-Statutory Stock Option Plan


  Under our 2000 Non-Statutory Stock Option Plan, all of Switchboard's employees, consultants and advisors, other than those who are officers or directors of Switchboard, are eligible to be granted options, restricted stock awards or other stock-based awards for up to 446,000 shares of common stock. As of January 15, 2004, options to purchase 201,089 shares are outstanding under the plan, with an average exercise price of $3.26 per share.


  Our board of directors administers the 2000 plan. Our board of directors has the authority to adopt, amend and repeal the administrative rules, guidelines and practices relating to the plan and to interpret its provisions. It may delegate authority under the 2000 plan to one or more executive officers or committees of the board of directors. Subject to any applicable limitations contained in the 2000 plan, our board of directors or a committee of the board of directors or executive officer to whom our board of directors delegates authority, as the case may be, selects the recipients of awards and determines:

  - the number of shares of common stock covered by options and the dates upon which such options become exercisable;

  - the exercise price of options;

  - the duration of options; and

  - the number of shares of common stock subject to any restricted stock or other stock-based awards and the terms and conditions of such awards, including the conditions for repurchase, issue price and repurchase price.

  In the event of a merger, liquidation or other acquisition event, our board of directors is authorized to provide for outstanding options or other stock-based awards to be assumed or substituted for by the acquiror. If the acquiror refuses to assume or substitute for outstanding options, the board shall provide that up to 25% of all then unvested and outstanding options will accelerate to become exercisable in full prior to consummation of the acquisition event. The remaining 75% of the unvested and outstanding options will also accelerate, but are subject to a repurchase right by Switchboard at the option exercise price. However, in the event that an acquisition event results in the holders of common stock receiving a cash payment for each share surrendered, then the board may instead provide that all then outstanding options, without regard to any acceleration, shall terminate upon consummation of the acquisition event and that each participant shall receive a cash payment for all options then outstanding in exchange therefor. The board may, at any time, accelerate the vesting of options granted under the 2000 plan.

  Participants in the 2000 plan who have received options have the right to exercise such options prior to the time they become vested. Upon an exercise of unvested options, participants receive shares of restricted stock that are subject to the same vesting schedule as the original options.

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

  1999 Employee Stock Purchase Plan

  Under our 1999 employee stock purchase plan, up to a total of 300,000 shares of our common stock may be issued to participating employees.

  The following employees, including our directors who are employees and employees of any participating subsidiaries, are eligible to participate in the purchase plan:

  - Employees who are customarily employed for more than 20 hours per week;

  - and for more than five months per year; and

  - Employees employed for at least three months prior to enrolling in the purchase plan.


  Employees who would immediately after the grant own 5% or more of the total combined voting power or value of our stock or any subsidiary are not eligible to participate. As of January 15, 2004, approximately 66 of our employees would have been eligible to participate in the purchase plan.


  On the first day of a designated payroll deduction period, or "offering period", we will grant to each eligible employee who has elected to participate in the purchase plan an option to purchase shares of our common stock as follows: the employee may authorize between 1% to 10% of his or her base pay to be deducted by us from his or her base pay during the offering period. On the last day of this offering period, the employee is deemed to have exercised the option, at the option exercise price, to the extent of accumulated payroll deductions. Under the terms of the purchase plan, the option price is an amount equal to 85% of the per share closing price of our common stock on either the first day or the last day of the offering period, whichever is lower. No employee is permitted to purchase shares exceeding a total value of $25,000 for each calendar year, or exceeding a total value of $12,500 for each of our semi-annual offering periods. The board of directors will choose the timing and length of offering periods under the purchase plan.

  An employee who is not a participant on the last day of the offering period is not entitled to exercise any option, and the employee's accumulated payroll deductions will be refunded. An employee's rights under the purchase plan terminate upon voluntary withdrawal from the purchase plan at any time, or when the employee ceases employment for any reason.

401(K) PLAN

  In 2001, our board of directors adopted an employee savings and profit sharing plan qualified under Section 401(k) of the Internal Revenue Code covering all of our employees. Pursuant to the plan, employees may elect to reduce their current compensation by up to the statutorily prescribed annual limit and have the amount of such reduction contributed to the plan. Our board of directors initially elected to match employee's elective deferrals to the plan based upon a prescribed formula. The maximum matching contribution was 2% of an employee's annual compensation. Vesting is over a four-year period and begins on the date of hire. In December 2001, our board of directors elected to modify the matching of employee's elective deferrals from a prescribed formula to a discretionary decision by the board. We did not match employee contributions in 2002, or in 2003 to date.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

DOUGLAS J. GREENLAW

  In January 2002 Switchboard loaned Douglas J. Greenlaw, its former Chief Executive Officer, the sum of $1,449,000. The loan, which is evidenced by Mr. Greenlaw's promissory note in the principal amount of $1,449,000, bears interest at the rate of 4.875%, compounded annually, and is due and payable on December 1, 2003. Mr. Greenlaw used all of the proceeds from the loan to pay for 450,000 shares of Switchboard's common stock, which he purchased pursuant to a Restricted Stock Purchase Agreement between him and Switchboard dated January 4, 2002. Mr. Greenlaw resigned effective September 2, 2003. As of September 2, 2003, and in accordance with the existing terms of our agreement, Switchboard repurchased 225,000 shares from Mr. Greenlaw in exchange for cancellation of indebtedness under the loan in the amount of $724,500. In November 2003, Mr. Greenlaw repaid the remaining $724,500 principal balance of the loan, together with all accrued interest.

EPRESENCE, INC.


  As of January 15, 2004, ePresence beneficially owned approximately 51.1% of our common stock. A change in control of Switchboard occurred upon the closing of the Restructuring Agreement among Switchboard, Viacom, Inc., and ePresence dated August 28, 2001. At the closing, among other things, Switchboard repurchased from Viacom 7,488,560 shares of our common stock then held by Viacom. As the result of this repurchase, ePresence became the owner of the majority of Switchboard's issued and outstanding common stock. At the close of this offering, ePresence will beneficially own approximately 5.6% of our common stock or, if the over-allotment option is exercised in full, none of our common stock. Additionally, ePresence has the benefit of demand registration rights, whereby they may request that we register their shares under certain circumstances.



  On March 2, 2002, we entered into a corporate services agreement with ePresence, under which ePresence will provide us with telephone service and support at a rate of $75,000 per year. This agreement expires on December 31, 2003, and we intend to extend the term of the agreement on a short-term basis until such time as we are able to provide the services ourselves. We also sublease our facilities in Westborough, Massachusetts from ePresence. The current sublease will expire on September 30, 2005 and the annual rent for 2004 is $210,000. For more information on our relationship with ePresence, see the sections in this prospectus titled "Management -- Compensation Committee Interlocks and Insider Participation" and "Description of Capital Stock:
Registration Rights."


AMERICA ONLINE, INC.


  As of January 15, 2004, AOL beneficially owned approximately 7.8% of our common stock. In December 2000, we entered into a Directory and Local Advertising Platform Services Agreement with AOL, under which we formed a technology, marketing and services alliance with AOL to develop a new directory and local advertising platform and product set to be featured across specified AOL properties.


  In October 2003, we substantially renegotiated the provisions of the Directory Agreement, and we and AOL amended and restated the directory agreement to reflect these changes. The Agreement provides that we will receive $4.8 million annually from AOL, payable in monthly increments of $400,000, in exchange for providing, maintaining and customizing the AOL yellow pages directory platform and inclusion of approximately 10,000 current AOL merchants in our yellow pages platform.

  In addition, the October 2003 amendment creates the opportunity for both parties to sell advertising products that provide local and national merchant and national advertisers with access to the combined consumer audience of both AOL and Switchboard yellow pages. The revenue sharing arrangement, based on percentage of AOL merchant subscription revenue that was previously in effect, has been eliminated. Under the new amendment, Switchboard and AOL will be able to sell advertising products offering local merchant and national advertisers the combined distribution, or consumer audience, of both the AOL and Switchboard yellow pages. Switchboard and AOL will share in resulting revenue associated with the sale of the combined products.

  The Directory Agreement as amended expires on December 11, 2005, with the option to extend by mutual agreement of the parties. In the event that the Agreement is terminated pursuant to the terms of the Agreement, the parties will begin a "Wind-Down Period" for a period of time to be determined by AOL, up to a maximum of three years from the date of termination. During the Wind-Down Period, we will continue to provide AOL with directory platform services, and AOL shall pay us a monthly fee of $250,000 (reduced from $400,000 per month) and shall also pay us for any engineering hours in excess of 300 hours per month. See "Management's Discussion and Analysis of Financial Condition and Results of Operation -- Significant Relationship."

  If we renew the Directory Agreement with AOL for at least an additional four years after the initial term, we agreed to issue to AOL a warrant to purchase up to 721,385 shares of common stock at a per share purchase price of $4.32. Additionally, AOL has the benefit of demand registration rights, whereby they may request that we register their shares under certain circumstances. For more information on AOL's registration rights, see the section in this prospectus entitled "Description of Capital Stock: Registration Rights."

  In fiscal 2002, we recorded a total of $4.9 million in net revenue from AOL, net of our payment to AOL of $2.0 million. In fiscal 2003, we have recorded a total of $5.1 million in net revenue from AOL through September 30, 2003.

                       PRINCIPAL AND SELLING STOCKHOLDERS

  ePresence is our largest shareholder and initiated this offering in order to facilitate an orderly disposition of its Switchboard holdings in connection with its recently announced plan of liquidation. The following table shows how much Switchboard common stock was beneficially owned as of December 12, 2003 by:

  - each selling stockholder

  - each entity or person who is known to us to own 5% or more of Switchboard's common stock

  - each director

  - each executive officer listed in the Summary Compensation Table

  - all directors and executive officers as a group.

  As of December 12, 2003, there were 19,175,770 shares of Switchboard's common stock issued and outstanding. The address of each of our executive officers and directors listed below is c/o Switchboard Incorporated, 120 Flanders Road, Westborough, Massachusetts 01581.

                          SHARES BENEFICIALLY
                             OWNED PRIOR TO
                              OFFERING(1)                             NUMBER OF SHARES   SHARES BENEFICIALLY
                       --------------------------                        OFFERED IN          OWNED AFTER
                                                       NUMBER OF       UNDERWRITERS'         OFFERING(3)
NAME OF BENEFICIAL       NUMBER OF     PERCENT OF   SHARES OFFERED     OVER-ALLOTMENT    -------------------
OWNER                     SHARES        CLASS(2)    IN THE OFFERING        OPTION         NUMBER     PERCENT
------------------     -------------   ----------   ---------------   ----------------   ---------   -------
SELLING STOCKHOLDERS:
ePresence, Inc. .....      9,802,421      51.1%        8,715,171         1,087,250              --       *
  120 Flanders Road
  Westborough, MA
  01581
5% STOCKHOLDERS:
America Online,
  Inc. ..............    1,496,260(4)      7.8%               --                --       1,496,260(17)   7.8%
  22000 AOL Way
  Dulles, VA 20166
DIRECTORS AND
  EXECUTIVE OFFICERS:
James M. Canon.......      315,800(5)      1.6%               --            35,000         280,800(18)   1.4%
James A.
  Carrington.........       70,000(6)        *                --                --          70,000(19)     *
William P. Ferry.....   10,027,421(7)(16)    51.8%     8,715,171(16)     1,137,250(16)     175,000(20)     *
Kevin P. Lawler......       75,500(8)        *                --            15,000          60,500(21)     *
Robert P. Orlando....      240,000(9)      1.2%               --            25,000         215,000(22)   1.1%
Dean Polnerow........     700,166(10)      3.5%               --            50,000         650,166(23)   3.2%
Michael A. Ruffolo...      40,000(11)        *                --                --          40,000(24)     *
Richard M.
  Spaulding..........   9,957,421(12)(16)    51.5%     8,715,171(16)     1,107,250(16)     135,000(25)     *
David N. Strohm......     140,000(13)        *                --            20,000         120,000(26)     *
Robert M. Wadsworth..   9,942,421(14)(16)    51.5%     8,715,171(16)     1,107,250(16)     120,000(27)     *
All executive
  officers and
  directors as a
  group (10
  persons)...........  11,903,887(15)(16)    56.3%     8,715,171(16)     1,322,250(16)   1,866,416(28)   8.8%

---------------

  *  Less than 1%.

 (1) This table is based upon information supplied by officers and directors, and upon reports filed by principal stockholders under Section 13(d) or 13(g) of the Securities Exchange Act of 1934. Unless otherwise indicated in the footnotes to this table, each of the stockholders named in this table has sole voting and investment power with respect to the shares indicated as beneficially owned. Applicable percentages are based on 19,175,770 shares of common stock outstanding on

     December 12, 2003. The number of shares beneficially owned by each stockholder is determined under rules promulgated by the Securities and Exchange Commission. The information is not necessarily indicative of beneficial ownership for any other purpose.

 (2) For purposes of calculating the ownership percentage of individual directors and officers, the number of shares deemed outstanding includes 19,175,770 shares of Switchboard's common stock issued and outstanding as of December 12, 2003 plus any shares subject to options held by the individual in question which are exercisable on or before February 10, 2004.

 (3) Assumes full exercise of the underwriters' over-allotment option.

 (4) 1,121,260 of these shares are held directly by America Online, Inc., a wholly-owned subsidiary of Time Warner Inc. 375,000 of these shares are held directly by Digital City, Inc., a wholly-owned subsidiary of America Online, Inc.

 (5) James M. Canon. Consists of shares of our common stock issuable pursuant to options exercisable on or before February 4, 2004, 19,203 of which would be subject to Switchboard's right to repurchase at their exercise price.

 (6) James A. Carrington. Consists of shares of our common stock issuable pursuant to options exercisable on or before February 10, 2004, all of which would be subject Switchboard's right to repurchase at their exercise price.

 (7) William P. Ferry. Includes 200,000 shares of our common stock issuable pursuant to options exercisable on or before February 10, 2004, of which 50,000 would be subject to Switchboard's right to repurchase at their exercise price.

 (8) Kevin P. Lawler. Includes 75,000 shares of our common stock issuable pursuant to options exercisable on or before February 10, 2004, 15,844 of which would be subject to Switchboard's right to repurchase at their exercise price.

 (9) Robert P. Orlando. Consists of shares of our common stock issuable pursuant to options exercisable on or before February 10, 2004, 126,250 of which would be subject to Switchboard's right to repurchase at their exercise price.

(10) Dean Polnerow. Includes 638,000 shares of our common stock issuable pursuant to options exercisable on or before February 10, 2004, 100,187 of which would be subject to Switchboard's right to repurchase at their exercise price. As of December 12, 2003, Mr. Polnerow also owned 4,000 shares, or less than 1%, of the issued and outstanding common stock of ePresence.

(11) Michael A. Ruffolo. Consists of shares of our common stock issuable pursuant to options exercisable on or before February 10, 2004 all of which would be subject to Switchboard's right to repurchase at their exercise price.

(12) Richard M. Spaulding. Includes 141,250 shares of our common stock issuable pursuant to options exercisable on or before February 10, 2004, 5,000 of which would be subject to Switchboard's right to repurchase at their exercise price. Also includes 1,000 shares of our common stock held by Mr. Spaulding's spouse.

(13) David N. Strohm. Includes 100,000 shares of our common stock issuable pursuant to options exercisable on or before February 10, 2004, 50,000 of which would be subject to Switchboard's right to repurchase at their exercise price.

(14) Robert M. Wadsworth. Consists of shares of our common stock issuable pursuant to options exercisable on or before February 10, 2004, 50,000 of which would be subject to Switchboard's right to repurchase at their exercise price.

(15) Includes 9,802,421 shares owned by ePresence and 1,960,050 shares issuable upon the exercise of options exercisable on or before February 10, 2004, 423,597 of which would be subject to Switchboard's right to repurchase at their purchase price.

(16) Mr. Ferry is President, Chief Executive Officer and Chairman of the Board of Directors of ePresence and as of December 12, 2003 beneficially owned 2,090,000 shares, or approximately 8.6% of ePresence's common stock. Mr. Spaulding is Senior Vice President and Chief Financial

     Officer of ePresence, and as of December 12, 2003 beneficially owned 302,746 shares, or approximately 1.3% of ePresence's common stock. Mr. Wadsworth is a director of ePresence and as of December 12, 2003 beneficially owned 4,004,380 shares, or approximately 16.6% of ePresence's common stock, including 3,947,380 share beneficially owned by an investment fund with which he is affiliated, and of which he disclaims beneficial ownership except to the extent of his pecuniary interest therein. The number of shares listed for Messrs. Ferry, Spaulding and Wadsworth, and under "All executive officers and directors as a group" include shares of our common stock beneficially owned by those individuals. Accordingly, the listed shares include 9,802,421 shares owned by ePresence under the column 'Shares Beneficially Owned prior to Offering"; 8,715,171 shares owned by ePresence under the column "Number of Shares Offered in the Offering"; and 1,087,250 shares owned by ePresence under the column "Number of Shares Offered in Underwriters' Over-Allotment Option." Messrs. Ferry, Spaulding and Wadsworth each disclaim beneficial ownership of the shares beneficially owned by ePresence.

(17) 1,121,260 of these shares are held directly by America Online, Inc., a wholly-owned subsidiary of Time Warner Inc. 375,000 of these shares are held directly by Digital City, Inc., a wholly-owned subsidiary of America Online, Inc.

(18) James M. Canon. Consists of shares of our common stock issuable pursuant to options exercisable on or before February 10, 2004, 19,203 of which would be subject to Switchboard's right to repurchase at their exercise price.

(19) James A. Carrington. Consists of shares of our common stock issuable pursuant to options exercisable on or before February 10, 2004, all of which would be subject Switchboard's right to repurchase at their exercise price.

(20) William P. Ferry. Includes 175,000 shares of our common stock issuable pursuant to options exercisable on or before February 10, 2004, of which 50,000 would be subject to Switchboard's right to repurchase at their exercise price. Mr. Ferry is President, Chief Executive Officer and Chairman of the Board of Directors of ePresence and as of December 12, 2003 beneficially owned 2,090,000 shares, or approximately 8.6%, of ePresence's common stock. Mr. Ferry disclaims beneficial ownership of 9,802,421 shares of Switchboard common stock beneficially owned by ePresence.

(21) Kevin P. Lawler. Includes 60,000 shares of our common stock issuable pursuant to options exercisable on or before February 10, 2004, 15,844 of which would be subject to Switchboard's right to repurchase at their exercise price.

(22) Robert P. Orlando. Consists of shares of our common stock issuable pursuant to options exercisable on or before February 10, 2004, 126,250 of which would be subject to Switchboard's right to repurchase at their exercise price.

(23) Dean Polnerow. Includes 638,000 shares of our common stock issuable pursuant to options exercisable on or before February 10, 2004, 100,187 of which would be subject to Switchboard's right to repurchase at their exercise price. As of December 12, 2003, Mr. Polnerow also owned 4,000 shares, or less than 1%, of the issued and outstanding common stock of ePresence.

(24) Michael A. Ruffolo. Consists of shares of our common stock issuable pursuant to options exercisable on or before February 10, 2004, all of which would be subject to Switchboard's right to repurchase at their exercise price.

(25) Richard M. Spaulding. Includes 135,000 shares of our common stock issuable pursuant to options exercisable on or before February 10, 2004, 50,000 of which would be subject to Switchboard's right to repurchase at their exercise price. Also includes 1,000 shares of our common stock held by Mr. Spaulding's spouse. Mr. Spaulding is Senior Vice President and Chief Financial Officer of ePresence, and as of December 12, 2003 beneficially owned 302,746 shares, or approximately 1.3%, of ePresence's common stock. Mr. Spaulding disclaims beneficial ownership of 9,802,421 shares of Switchboard common stock beneficially owned by ePresence.

(26) David N. Strohm. Includes 100,000 shares of our common stock issuable pursuant to options exercisable on or before February 10, 2004, 50,000 of which would be subject to Switchboard's right to repurchase at their exercise price.

(27) Robert M. Wadsworth. Consists of shares of our common stock issuable pursuant to options exercisable on or before February 10, 2004, 50,000 of which would be subject to Switchboard's right to repurchase at their exercise price. Mr. Wadsworth is a director of ePresence and as of December 12, 2003 beneficially owned 4,004,380 shares, or approximately 16.6%, of ePresence's common stock, including 3,947,380 shares beneficially owned by an investment fund with which he is affiliated, and of which he disclaims beneficial ownership except to the extent of his pecuniary interest therein. Mr. Wadsworth disclaims beneficial ownership of 9,802,421 shares of Switchboard common stock beneficially owned by ePresence.

(28) Includes 1,833,800 shares issuable upon the exercise of options exercisable on or before February 10, 2004, 571,484 of which would be subject to Switchboard's right to repurchase at their purchase price.

  We will pay all costs and expenses of this offering, other than the underwriting discount relating to shares sold by the selling stockholders, the fees and disbursements of separate legal counsel and other advisors to the selling stockholders and stock transfer and other taxes attributable to the sale of shares by the selling stockholders, which will be paid by the selling stockholders.

  This offering was initiated by our largest shareholder, ePresence, in order to facilitate an orderly disposition of its Switchboard holdings in conjunction with its recently announced plan of liquidation. The sale of Switchboard shares in this offering by ePresence is subject to the approval of ePresence's shareholders. If ePresence is unable to obtain the approval of its shareholders to sell the shares offered by it, ePresence will not be able to sell all of the shares offered by this prospectus. In the event that shareholder approval is not obtained, or if ePresence desires to sell certain of its shares prior to obtaining shareholder approval, the offering contemplated hereby would be modified to offer of a smaller number of shares to be sold by ePresence.

                          DESCRIPTION OF CAPITAL STOCK


  We are authorized to issue 85,000,000 shares of common stock, $.01 par value per share, and 5,000,000 shares of preferred stock, $0.01 par value per share. As of January 15, 2004, we had outstanding 19,186,653 shares of common stock held by 112 stockholders of record, and options to purchase an aggregate of 3,213,384 shares of our common stock.


  The following summary of certain provisions of our common stock, preferred stock, certificate of incorporation and by-laws is not intended to be complete. It is qualified by reference to the provisions of applicable law and to our certificate of incorporation and by-laws included as exhibits to the registration statement of which this prospectus is a part. See "Where You Can Find More Information." You should refer to, and read this summary together with, our certificate of incorporation and bylaws to review all of the terms of our common stock that may be important to you.

COMMON STOCK

  Under our amended and restated certificate of incorporation, holders of common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. Accordingly, holders of a majority of the shares of common stock entitled to vote in any election of directors may elect all of the directors standing for election. Holders of common stock are entitled to receive proportionately any dividends as may be declared by our board of directors, subject to any preferential dividend rights of outstanding preferred stock. Upon our liquidation, dissolution or winding up, the holders of common stock are entitled to receive proportionately our net assets available after the payment of all debts and other liabilities and subject to the prior rights of any outstanding preferred stock. Holders of common stock have no preemptive, subscription, redemption or conversion rights. Our outstanding shares of common stock are, and the shares offered by us in this offering will be, when issued and paid for, fully paid and nonassessable. The rights, preferences and privileges of holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock, which we may designate, and issue in the future.

PREFERRED STOCK

  Under our amended and restated certificate of incorporation, our board of directors is authorized to issue shares of preferred stock in one or more series without stockholder approval. Our board of directors has the discretion to determine the rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, of each series of preferred stock.

  The purpose of authorizing our board of directors to issue preferred stock and determine its rights and preferences is to eliminate delays associated with a stockholder vote on specific issuances. The issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or could discourage a third party from acquiring, a majority of our outstanding voting stock. We have no present plans to issue any shares of preferred stock.

DELAWARE LAW AND CERTAIN CHARTER AND BY-LAW PROVISIONS

  We are subject to the provisions of Section 203 of the General Corporation Law of Delaware. Section 203 prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the person became an interested stockholder, unless the business combination is approved in a prescribed manner. A "business combination" includes mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an "interested stockholder" is a person who, together with affiliates and associates, owns, or within the prior three years did own, 15% or more of the corporation's voting stock.

  Our certificate of incorporation provides that directors may be removed only for cause by the affirmative vote of the holders of at least seventy-five percent (75%) of our shares of capital stock entitled to vote. Any vacancy on our board of directors, including a vacancy resulting from an enlargement of our board of directors, may only be filled by vote of a majority of our directors then in office, or by a sole remaining director. The limitations on the removal of directors and filling of vacancies could make it more difficult for a third party to acquire, or discourage a third party from acquiring, control of us.

  Provisions of Delaware law and our charter documents could make acquiring us and removing our incumbent officers and directors more difficult. These provisions are expected to discourage certain types of coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of our company to negotiate with us first. We believe that the benefits of increased protection of our ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure our company outweigh the disadvantages of discouraging such proposals because, among other things, negotiation of such proposals could result in an improvement of their terms.

  Our board of directors is divided into three classes of directors serving staggered three-year terms. As a result, approximately one-third of the board of directors will be elected each year. These provisions are likely to increase the time required for stockholders to change the composition of our board of directors. For example, in general at least two annual meetings will be necessary for stockholders to effect a change in the majority of our board of directors.

  Our certificate of incorporation also provides that any action required or permitted to be taken by our stockholders at an annual meeting or special meeting of stockholders may only be taken if it is properly brought before such meeting and may not be taken by written action in lieu of a meeting. Our certificate of incorporation further provides that special meetings of the stockholders may only be called by our chairman of the board, president or board of directors. Under our by-laws, in order for any matter to be considered "properly brought" before a meeting, a stockholder must comply with certain advance notice requirements. These provisions could have the effect of delaying, until the next stockholders' meeting, stockholder actions which are favored by the holders of a majority of our outstanding voting securities. These provisions may also discourage a third party from making a tender offer for our common stock, because even if it acquired a majority of our outstanding voting securities, the third party would be able to take action as a stockholder (such as electing new directors or approving a merger) only at a duly called stockholders' meeting, and not by written consent.

  The General Corporation Law of Delaware provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation's certificate of incorporation or by-laws, unless a corporation's certificate of incorporation or by-laws, as the case may be, requires a greater percentage. Our certificate of incorporation and by-laws require the affirmative vote of the holders of at least 75% of the shares of our capital stock issued and outstanding and entitled to vote to amend or repeal any of the provisions described in the prior two paragraphs.

  Our certificate of incorporation contains certain provisions permitted under the General Corporation Law of Delaware relating to the liability of directors. The provisions eliminate a director's liability for monetary damages for a breach of fiduciary duty as a director, except in certain circumstances involving wrongful acts, such as the breach of a director's duty of loyalty or acts or omissions that involve intentional misconduct or a knowing violation of law. Further, our certificate of incorporation contains provisions to indemnify our directors and officers to the fullest extent permitted by the General Corporation Law of Delaware. We believe that these provisions will assist us in attracting and retaining qualified individuals to serve as directors.

  Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling our board pursuant to the foregoing provisions, we have been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than our payment of expenses incurred or paid by a director, officer or controlling person of our board in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it us is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                              REGISTRATION RIGHTS

  Upon completion of the Offering, AOL and ePresence, as the holders of approximately 2,583,510 shares of common stock (or just AOL with respect to its 1,496,260 shares if the over allotment option is exercised in full) may have the right to cause us to register their shares of common stock pursuant to various registration rights agreements. All of the registration rights are subject to various conditions and limitations, among them the right of the underwriters of an offering to limit the number of shares included in a registration and our right not to effect a requested registration within six months after the effective date of any other registration statement and the loss of registration rights for those shares eligible for sale under Rule 144(k). To the extent shares are eligible for sale under Rule 144(k), and therefore not entitled to registration, they could be sold without restriction or volume limitation.

DEMAND REGISTRATION RIGHTS


  As of January 15, 2004, AOL holds 1,496,260 shares of our common stock that are entitled to the benefit of demand registration rights pursuant to the terms of registration rights agreements with us. Our obligation to register AOL's shares terminates on March 2, 2005, five years after our initial public offering. Under the terms of the registration rights agreements with AOL, we are not required to effect more than one registration on Form S-1 and in the aggregate, not more than two registrations on Forms S-1 and S-3. ePresence is entitled to the benefit of demand registration rights for shares of our common stock it holds that are not sold under this offering.


INCIDENTAL REGISTRATION RIGHTS

  If we propose to register any of our securities under the Securities Act, either for our own account or for the account of other security holders exercising registration rights, AOL and ePresence are entitled to notice of and to include shares of common stock in the registration. We are required to use our best efforts to effect that registration.

TRANSFER AGENT AND REGISTRAR

  The transfer agent and registrar for our common stock is EquiServe Trust Company, N.A.

                                  UNDERWRITING

  Subject to the terms and conditions set forth in an underwriting agreement, each of the underwriters named below has severally agreed to purchase from us and the selling stockholders the aggregate number of shares of common stock set forth opposite their respective names below:

                                                              NUMBER OF
UNDERWRITERS                                                   SHARES
------------                                                  ---------
Thomas Weisel Partners LLC..................................
SG Cowen Securities Corporation.............................
                                                              --------
  Total.....................................................
                                                              ========

  Of the 8,815,171 shares to be purchased by the underwriters, 100,000 shares will be purchased from us and 8,715,171 shares will be purchased from ePresence.

  The underwriting agreement provides that the obligations of the several underwriters are subject to various conditions, including approval of legal matters by counsel. The nature of the underwriters' obligations commits them to purchase and pay for all of the shares of common stock listed above if any are purchased.

  The underwriting agreement provides that we and the selling stockholders will indemnify the underwriters against liabilities specified in the underwriting agreement under the Securities Act, or will contribute to payments that the underwriters may be required to make relating to these liabilities.

  The underwriters expect to deliver the shares of common stock to purchasers on
or about           , 2004.

  A prospectus in electronic format may be made available on the websites maintained by one or more of the underwriters, or selling group members, if any, participating in the offering and one or more of the underwriters participating in this offering may distribute prospectuses electronically. The representative may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make Internet distributions on the same basis as other allocations.

OVER-ALLOTMENT OPTION

  The selling stockholders have granted a 30-day over-allotment option to the underwriters to purchase up to 1,322,250 shares of our common stock at the public offering price, less the underwriting discount payable by us, as set forth on the cover page of this prospectus. If the underwriters exercise this option in whole or in part, then each of the underwriters will be separately committed, subject to the conditions described in the underwriting agreement, to purchase the additional shares of our common stock in proportion to their respective commitments set forth in the table above.

COMMISSIONS AND DISCOUNTS

  The underwriters propose to offer the shares of common stock directly to the public at the public offering price set forth on the cover page of this
prospectus, and at this price less a concession not in excess of $     per share
of common stock to other dealers specified in a master agreement among underwriters who are members of the National Association of Securities Dealers, Inc. The underwriters may allow, and the other dealers specified may reallow,
concessions not in excess of $     per share of common stock to these other
dealers. After this offering, the offering price, concessions and other selling terms may be changed by the underwriters. Our common stock is offered subject to receipt and acceptance by the underwriters and to the other conditions, including the right to reject orders in whole or in part.

  The following table summarizes the compensation to be paid to the underwriters by us and the proceeds, before expenses, payable to us and the selling stockholders:

                                                                         TOTAL
                                                                 ---------------------
                                                                  WITHOUT      WITH
                                                         PER       OVER-       OVER-
                                                        SHARE    ALLOTMENT   ALLOTMENT
                                                        ------   ---------   ---------
Public offering price.................................  $         $          $
Underwriting discount on shares sold by Switchboard...
Underwriting discount on shares sold by selling
  stockholders........................................
Proceeds, before expenses, to us......................
Proceeds, before expenses, to selling stockholders....

INDEMNIFICATION OF THE UNDERWRITERS

  We and the selling stockholders will indemnify the underwriters against some civil liabilities, including liabilities under the Securities Act and liabilities arising from breaches of our representations and warranties contained in the underwriting agreement. If we or the selling stockholders are unable to provide this indemnification, we and the selling stockholders will contribute to payments the underwriters may be required to make in respect of those liabilities.

NO SALES OF SIMILAR SECURITIES

  We have agreed that for a period of 90 days after the date of this prospectus, we will not, without the prior written consent of Thomas Weisel Partners LLC, offer, sell, or otherwise dispose of any shares of common stock or any securities convertible into or exchangeable for shares of common stock except for the shares of common stock offered in this offering, the shares of common stock issuable upon exercise of outstanding options on the date this prospectus and the shares of our common stock that are issues under the option plans.

  Each of the selling stockholders have agreed that for a period of 90 days after the date of this prospectus, they will not, without the prior written consent of Thomas Weisel Partners LLC, offer, sell or otherwise dispose of any shares of common stock, or any securities convertible into or exchangeable for shares of common stock except for the shares of common stock offered in this offering.

NASDAQ NATIONAL MARKET LISTING

  Our common stock is quoted on the Nasdaq National Market under the symbol "SWBD."

SHORT SALES, STABILIZING TRANSACTIONS AND PENALTY BIDS

  In order to facilitate this offering, persons participating in this offering may engage in transactions that stabilize, maintain or otherwise affect the price of our common stock during and after this offering. Specifically, the underwriters may engage in the following activities in accordance with the rules of the Securities and Exchange Commission.

  Short Sales. Short sales involve the sales by the underwriters of a greater number of shares than they are required to purchase in the offering. Covered short sales are short sales made in an amount not greater than the underwriters' over-allotment option to purchase additional shares from the selling stockholders in this offering. The underwriters may close out any covered short position by either exercising their over-allotment option to purchase shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. Naked short sales are any short sales in excess of such over-allotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering.

  Stabilizing Transactions. The underwriters may make bids for or purchases of the shares for the purpose of pegging, fixing or maintaining the price of the shares, so long as stabilizing bids do not exceed a specified maximum.

  Penalty Bids. If the underwriters purchase shares in the open market in a stabilizing transaction or syndicate covering transaction, they may reclaim a selling concession from the underwriters and selling group members who sold those shares as part of this offering. Stabilization and syndicate covering transactions may cause the price of the shares to be higher than it would be in the absence of these transactions. The imposition of a penalty bid might also have an effect on the price of the shares if it discourages presales of the shares.

  The transactions above may occur on the Nasdaq National Market or otherwise. Neither we nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the price of our common stock. If these transactions are commenced, they may be discontinued without notice at any time.

  We estimate that our total expenses of this offering will be $700,000.

OTHER RELATIONSHIPS

  Thomas Weisel Partners LLC has performed investment banking and advisory services for us from time to time for which they have received customary fees and expenses. SG Cowen Securities Corporation has performed investment banking and advisory services for ePresence. The underwriters may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business.

                                 LEGAL MATTERS

  The validity of the common stock being offered by us will be passed upon by Weil, Gotshal & Manges LLP, Boston, Massachusetts. Certain legal matters in connection with this offering will be passed upon for the underwriters by Shearman & Sterling LLP, New York, New York. Additional legal matters in connection with this offering will be passed upon for ePresence by Hale and Dorr LLP, Boston, Massachusetts.

                                    EXPERTS

  The consolidated financial statements of Switchboard Incorporated appearing in this prospectus at December 31, 2002 and 2001, and for the years then ended have been audited by Ernst & Young LLP, independent auditors, and for the year ended December 31, 2000, by PricewaterhouseCoopers LLP, independent auditors, as set forth in their respective reports thereon appearing elsewhere herein, and are included in reliance upon such reports given on the authority of such firms as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION

  We have filed with the Securities and Exchange Commission a registration statement on Form S-1 under the Securities Act for the common stock offered by this prospectus. This prospectus does not contain all of the information contained in the registration statement and the exhibits and schedules. For further information regarding us and the common stock offered by this prospectus, we refer you to the registration statement and to the exhibits and schedules. Statements made in this prospectus concerning the contents of any document referred to herein are not necessarily complete. With respect to each such document filed as an exhibit to the registration statement, we refer you to the exhibit for a more complete description of the matter involved. The registration statement and the exhibits and schedules may be inspected without charge at the public reference facilities maintained by the Securities and Exchange Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the public reference facilities by calling the Securities and Exchange Commission at 1-800-SEC-0330. Copies of all or any part of the registration statement may be obtained from the Securities and Exchange Commission's offices upon payment of fees prescribed by the Securities and Exchange Commission. The Securities and Exchange Commission maintains a website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Securities and Exchange Commission. The address of the site is http://www.sec.gov. To obtain a copy of these filings at no cost, you may also write or telephone us at the following address: Switchboard Incorporated, 120 Flanders Road, Westborough, Massachusetts 01581; (508) 898-8000. In addition, these filings may also be found, free of charge on our website at www.switchboard.com. Information on our website is not included or incorporated into, and does not otherwise form a part of, this prospectus.

  We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and file periodic reports on Forms 10-K, 10-Q and 8-K, proxy and information statements and other information with the Securities and Exchange Commission. Such reports are available for inspection and copying at the Securities and Exchange Commission's public reference rooms or its website, as noted above.

                            SWITCHBOARD INCORPORATED

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000


                                                               PAGE
                                                               ----
Report of Ernst & Young LLP, Independent Auditors...........    F-2
Report of PricewaterhouseCoopers LLP, Independent
  Accountants...............................................    F-3
Consolidated Balance Sheets as of December 31, 2002 and
  2001......................................................    F-4
Consolidated Statements of Operations for each of the years
  in the three-year period ended December 31, 2002, 2001 and
  2000......................................................    F-5
Consolidated Statements of Stockholders Equity for each of
  the years in the three-year period ended December 31,
  2002, 2001 and 2000.......................................    F-6
Consolidated Statements of Cash Flows for each of the years
  in the three-year period ended December 31, 2002, 2001 and
  2000......................................................    F-7
Notes to Consolidated Financial Statements..................    F-8
NINE MONTHS ENDED SEPTEMBER 30, 2003 AND 2002
Consolidated Balance Sheet as of September 30, 2003
  (Unaudited)...............................................   F-30
Consolidated Statements of Operations for the nine months
  ended September 30, 2003 and 2002 (Unaudited).............   F-31
Consolidated Statements of Cash Flows for the nine months
  ended September 30, 2003 and 2002 (Unaudited).............   F-32
Notes to Unaudited Consolidated Financial Statements........   F-33

                         REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Stockholders of Switchboard Incorporated

  We have audited the accompanying consolidated balance sheets of Switchboard Incorporated as of December 31, 2002 and 2001 and the related consolidated statements of operations, stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of Switchboard's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Switchboard Incorporated at December 31, 2002 and 2001 and the consolidated results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States.

                                          /s/ ERNST & YOUNG LLP

Boston, Massachusetts
January 24, 2003,
except as to the settlement of the lawsuit described in Note M, as to which the date is February 19, 2003

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of Switchboard, Inc.:

  In our opinion, the consolidated statement of operations, shareholders' equity and cash flows for the year ended December 31, 2000 present fairly, in all material respects the results of operations and cash flows of Switchboard, Inc. and its subsidiaries for the year then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of Switchboard's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

                                          /s/ PRICEWATERHOUSECOOPERS LLP

Boston, Massachusetts
February 1, 2001

                            SWITCHBOARD INCORPORATED

                          CONSOLIDATED BALANCE SHEETS
                      (IN THOUSANDS, EXCEPT SHARE AMOUNTS)

                                                                  DECEMBER 31,
                                                              ---------------------
                                                                2002        2001
                                                              ---------   ---------
Assets:
Cash and cash equivalents...................................  $  38,390   $   4,212
Short-term marketable securities............................      3,589      36,547
Restricted cash (Note G)....................................      1,640         874
Accounts receivable, net of allowance of $350 and $500,
  respectively..............................................      1,558       1,635
Unbilled receivables........................................        160         623
Other current assets........................................        330         631
                                                              ---------   ---------
  Total current assets......................................     45,667      44,522
Long-term marketable securities.............................     10,244      18,333
Property and equipment, net.................................      1,877       2,885
Other assets, net...........................................         --          95
                                                              ---------   ---------
  Total assets..............................................  $  57,788   $  65,835
                                                              =========   =========
Liabilities and stockholders' equity:
Accounts payable............................................  $     966   $   2,279
Accrued expenses............................................      1,437       3,253
Deferred revenue............................................        475         761
Payable related to acquisition..............................      1,600       2,000
Note payable, current portion...............................      1,099          --
Capital lease obligation, current portion...................         --         357
                                                              ---------   ---------
  Total current liabilities.................................      5,577       8,650
Note payable, net of current portion........................      1,124          --
Capital lease obligation, net of current portion............         --         518
                                                              ---------   ---------
  Total liabilities.........................................      6,701       9,168
Commitments and contingencies (Note M)......................         --          --
Stockholders' equity:
Preferred Stock, $0.01 par value per share; 4,999,999 shares authorized and undesignated, none issued and
  outstanding...............................................         --          --
Series E special voting preferred stock, $0.01 par value per share; one share authorized and designated. No shares
  issued and outstanding....................................         --          --
Common stock, $0.01 par value per share; authorized
  85,000,000 shares. Issued 19,227,230 shares and
  outstanding 18,840,928 shares as of December 31, 2002.
  Issued and outstanding 18,265,065 shares as of
  December 31, 2001.........................................        192         183
Treasury stock, at cost, 386,302 shares as of December 31,
  2002......................................................     (1,255)         --
Additional paid-in capital..................................    162,437     160,681
Note and interest receivable for issuance of restricted
  common stock..............................................     (1,520)         --
Unearned compensation.......................................       (178)       (334)
Accumulated other comprehensive income......................        156         923
Accumulated deficit.........................................   (108,745)   (104,786)
                                                              ---------   ---------
  Total stockholders' equity................................     51,087      56,667
                                                              ---------   ---------
Total liabilities and stockholders' equity..................  $  57,788   $  65,835
                                                              =========   =========

                            See accompanying notes.

                            SWITCHBOARD INCORPORATED

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                YEARS ENDED DECEMBER 31,
                                                              -----------------------------
                                                               2002       2001       2000
                                                              -------   --------   --------
Revenue.....................................................  $13,747   $ 13,326   $ 20,310
Consideration given to a customer...........................   (2,000)    (4,048)      (412)
                                                              -------   --------   --------
  Net revenue...............................................   11,747      9,278     19,898
Cost of revenue.............................................    3,744      3,518      3,490
                                                              -------   --------   --------
Gross profit................................................    8,003      5,760     16,408
Operating expenses:
Sales and marketing.........................................    4,683     24,606     29,183
Research and development....................................    5,446      6,702      3,474
General and administrative..................................    4,057      4,181      3,303
Amortization of goodwill, intangibles and other assets......       --        719      1,156
Loss on Viacom transaction..................................       --     22,203         --
Special (credit) charges....................................     (262)    17,324         --
                                                              -------   --------   --------
  Total operating expenses..................................   13,924     75,735     37,116
                                                              -------   --------   --------
Loss from operations........................................   (5,921)   (69,975)   (20,708)
Other income (expense):
Interest income (net).......................................    1,712      3,426      4,526
Realized gain on sales of marketable securities, net........      382         92          6
Other-than-temporary unrealized loss on investment..........       --        (55)      (714)
Other expense...............................................     (132)      (242)      (128)
                                                              -------   --------   --------
  Total other income........................................    1,962      3,221      3,690
                                                              -------   --------   --------
Net loss....................................................   (3,959)   (66,754)   (17,018)
Accrued dividends for preferred stockholders................       --         --        270
                                                              -------   --------   --------
Net loss attributable to common stockholders................  $(3,959)  $(66,754)  $(17,288)
                                                              =======   ========   ========
Basic and diluted net loss per share attributable to common
  stockholders..............................................  $ (0.21)  $  (2.83)  $  (0.75)
                                                              =======   ========   ========
Shares used in computing basic and diluted net loss per
  share attributable to common stockholders.................   18,515     23,590     22,974
Unaudited pro forma basic and diluted net loss per share
  (Note B)..................................................                       $  (0.72)
                                                                                   ========
Shares used in computing unaudited pro forma basic and
  diluted net loss per share................................                         23,607

                            See accompanying notes.

                            SWITCHBOARD INCORPORATED

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                      (IN THOUSANDS, EXCEPT SHARE AMOUNTS)

                                                SERIES E SPECIAL
                                                     VOTING                                TREASURY STOCK
                                                 PREFERRED STOCK       COMMON STOCK            AT COST
                                                -----------------   ------------------   -------------------   ADDITIONAL
                                                 NUMBER             NUMBER OF             NUMBER                PAID IN
                                                OF SHARES   VALUE     SHARES     VALUE   OF SHARES    VALUE     CAPITAL
                                                ---------   -----   ----------   -----   ---------   -------   ----------
BALANCE, DECEMBER 31, 1999....................      1       $ --    14,663,934   $147          --    $    --    $ 75,666
Issuance of common stock under stock option
 and stock purchase plans.....................     --         --      157,627       2          --         --         631
Issuance of stock options to non-Employees....     --         --           --      --          --         --          38
Issuance of common stock pursuant to
 Switchboard's initial public offering........     --         --    6,325,000      62          --         --      86,241
Conversion of preferred to common stock in
 connection with the Company's initial public
 offering.....................................     --         --    3,552,421      36          --         --      16,555
Issuance of common stock and warrants related
 to third party agreements....................     --         --      934,632       9          --         --       3,482
Non-cash advertising and promotion Expenses...     --         --           --      --          --         --          --
Accrued dividends for preferred
 Stockholders.................................     --         --           --      --          --         --        (271)
Change in net unrealized gain on
 Investments..................................     --         --           --      --          --         --          --
Net loss......................................     --         --           --      --          --         --          --
Comprehensive loss............................     --         --           --      --          --         --          --
                                                   --       -----   ----------   ----     -------    -------    --------
BALANCE, DECEMBER 31, 2000....................      1         --    25,633,614    256          --         --     182,342
Issuance of common stock under stock option
 and stock purchase plans.....................     --         --      120,011       1          --         --         259
Expenses resulting from issuance of common
 stock and warrants related to third party
 agreements...................................     --         --           --      --          --         --        (110)
Unearned compensation associated with grant of
 below market stock options to an employee....     --         --           --      --          --         --         436
Amortization of unearned compensation.........     --         --           --      --          --         --          --
Restructuring of Viacom Inc. relationship.....     (1)        --    (7,488,560)   (74)         --         --     (22,246)
Non-cash advertising and promotion Expenses...     --         --           --      --          --         --          --
Change in net unrealized gain on
 Investments..................................     --         --           --      --          --         --          --
Net loss......................................     --         --           --      --          --         --          --
Comprehensive loss............................     --         --           --      --          --         --          --
                                                   --       -----   ----------   ----     -------    -------    --------
BALANCE, DECEMBER 31, 2001....................     --         --    18,265,065    183          --         --     160,681
Issuance of common stock under stock option
 and stock purchase plans.....................     --         --      125,863      --          --         --         316
Issuance of common stock to officer under
 stock incentive plan.........................     --         --      450,000       5          --         --       1,444
Issuance of common stock under warrant
 agreement....................................     --         --      386,302       4          --         --          (4)
Repurchase of shares..........................     --         --           --      --     386,302     (1,255)         --
Interest due under note receivable............     --         --           --      --          --         --          --
Amortization of unearned compensation.........     --         --           --      --          --         --          --
Change in net unrealized gain on
 Investments..................................     --         --           --      --          --         --          --
Net loss......................................     --         --           --      --          --         --          --
Comprehensive loss............................     --         --           --      --          --         --          --
                                                   --       -----   ----------   ----     -------    -------    --------
BALANCE, DECEMBER 31, 2002....................     --       $ --    19,227,230   $192     386,302    $(1,255)   $162,437
                                                   ==       =====   ==========   ====     =======    =======    ========


                                                                                            ACCUMULATED
                                                                                               OTHER
                                                   NOTE      CONTRIBUTION     UNEARNED     COMPREHENSIVE   ACCUMULATED
                                                RECEIVABLE    RECEIVABLE    COMPENSATION      INCOME         DEFICIT
                                                ----------   ------------   ------------   -------------   -----------
BALANCE, DECEMBER 31, 1999....................   $    --       $(66,243)       $  --          $ 1,856       $ (21,014)
Issuance of common stock under stock option
 and stock purchase plans.....................        --             --           --               --              --
Issuance of stock options to non-Employees....        --             --           --               --              --
Issuance of common stock pursuant to
 Switchboard's initial public offering........        --             --           --               --              --
Conversion of preferred to common stock in
 connection with the Company's initial public
 offering.....................................        --             --           --               --              --
Issuance of common stock and warrants related
 to third party agreements....................        --            214           --               --              --
Non-cash advertising and promotion Expenses...        --         11,825           --               --              --
Accrued dividends for preferred
 Stockholders.................................        --             --           --               --              --
Change in net unrealized gain on
 Investments..................................        --             --           --           (1,488)             --
Net loss......................................        --             --           --               --         (17,018)
Comprehensive loss............................        --             --           --               --              --
                                                 -------       --------        -----          -------       ---------
BALANCE, DECEMBER 31, 2000....................        --        (54,204)          --              368         (38,032)
Issuance of common stock under stock option
 and stock purchase plans.....................        --             --           --               --              --
Expenses resulting from issuance of common
 stock and warrants related to third party
 agreements...................................        --             --           --               --              --
Unearned compensation associated with grant of
 below market stock options to an employee....        --             --         (436)              --              --
Amortization of unearned compensation.........        --             --          102               --              --
Restructuring of Viacom Inc. relationship.....        --         44,524           --               --              --
Non-cash advertising and promotion Expenses...        --          9,680           --               --              --
Change in net unrealized gain on
 Investments..................................        --             --           --              555              --
Net loss......................................        --             --           --               --         (66,754)
Comprehensive loss............................        --             --           --               --              --
                                                 -------       --------        -----          -------       ---------
BALANCE, DECEMBER 31, 2001....................        --             --         (334)             923        (104,786)
Issuance of common stock under stock option
 and stock purchase plans.....................        --             --           --               --              --
Issuance of common stock to officer under
 stock incentive plan.........................    (1,449)            --           --               --              --
Issuance of common stock under warrant
 agreement....................................        --             --           --               --              --
Repurchase of shares..........................        --             --           --               --              --
Interest due under note receivable............       (71)            --           --               --              --
Amortization of unearned compensation.........        --             --          156               --              --
Change in net unrealized gain on
 Investments..................................        --             --           --             (767)             --
Net loss......................................        --             --           --               --          (3,959)
Comprehensive loss............................        --             --           --               --              --
                                                 -------       --------        -----          -------       ---------
BALANCE, DECEMBER 31, 2002....................   $(1,520)      $     --        $(178)         $   156       $(108,745)
                                                 =======       ========        =====          =======       =========


                                                    TOTAL
                                                STOCKHOLDERS'
                                                   EQUITY
                                                  (DEFICIT)
                                                -------------
BALANCE, DECEMBER 31, 1999....................    $ (9,588)
Issuance of common stock under stock option
 and stock purchase plans.....................         633
Issuance of stock options to non-Employees....          38
Issuance of common stock pursuant to
 Switchboard's initial public offering........      86,303
Conversion of preferred to common stock in
 connection with the Company's initial public
 offering.....................................      16,591
Issuance of common stock and warrants related
 to third party agreements....................       3,705
Non-cash advertising and promotion Expenses...      11,825
Accrued dividends for preferred
 Stockholders.................................        (271)
Change in net unrealized gain on
 Investments..................................      (1,488)
Net loss......................................     (17,018)
                                                  --------
Comprehensive loss............................     (18,506)
                                                  --------
BALANCE, DECEMBER 31, 2000....................      90,730
Issuance of common stock under stock option
 and stock purchase plans.....................         260
Expenses resulting from issuance of common
 stock and warrants related to third party
 agreements...................................        (110)
Unearned compensation associated with grant of
 below market stock options to an employee....          --
Amortization of unearned compensation.........         102
Restructuring of Viacom Inc. relationship.....      22,204
Non-cash advertising and promotion Expenses...       9,680
Change in net unrealized gain on
 Investments..................................         555
Net loss......................................     (66,754)
                                                  --------
Comprehensive loss............................     (66,199)
                                                  --------
BALANCE, DECEMBER 31, 2001....................      56,667
Issuance of common stock under stock option
 and stock purchase plans.....................         316
Issuance of common stock to officer under
 stock incentive plan.........................          --
Issuance of common stock under warrant
 agreement....................................          --
Repurchase of shares..........................      (1,255)
Interest due under note receivable............         (71)
Amortization of unearned compensation.........         156
Change in net unrealized gain on
 Investments..................................        (767)
Net loss......................................      (3,959)
                                                  --------
Comprehensive loss............................      (4,726)
                                                  --------
BALANCE, DECEMBER 31, 2002....................    $ 51,087
                                                  ========

                            See accompanying notes.

                            SWITCHBOARD INCORPORATED

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                YEARS ENDED DECEMBER 31,
                                                              -----------------------------
                                                               2002       2001       2000
                                                              -------   --------   --------
Cash flows from operating activities:
Net loss....................................................  $(3,959)  $(66,754)  $(17,018)
  Adjustments to reconcile net loss to net cash used in
    operating activities:
    Depreciation and amortization...........................    1,551      2,649      1,312
    Amortization of unearned compensation...................      156        102         --
    Non-cash interest income on note receivable.............      (71)        --         --
    Gain on sale of marketable securities...................     (414)        --         --
    Loss on disposal of property and equipment..............       --        176        124
    Expense related to warrant grants.......................                  --        552
    Amortization of AOL assets..............................    2,000      4,048        412
    Non-cash advertising and promotion expense..............       --      9,680     11,824
    Loss on Viacom Inc. transaction.........................       --     22,203         --
    Special (credit) charges, non-cash portion..............     (262)    16,955         --
    Other-than-temporary unrealized loss on available for
      sale investments......................................        6         55        714
    Expenses resulting from issuance of common stock and
      warrants related to third party agreements............       --       (110)        --
  Changes in operating assets and liabilities:
    Accounts receivable.....................................       76      3,937     (5,479)
    Unbilled receivables....................................      463        954      1,391
    Other current assets....................................      300     (5,608)      (220)
    Other assets............................................       95      1,833     (6,384)
    Directory services agreement............................   (2,000)        --     (6,500)
    Accounts payable........................................   (1,313)       991        501
    Accrued expenses........................................     (325)    (1,266)       158
    Accrued restructuring...................................     (922)     1,410         --
    Deferred revenue........................................     (286)      (751)       163
                                                              -------   --------   --------
      Net cash used in operating activities.................   (4,905)    (9,496)   (18,450)
Cash flows from investing activities:
  Purchases of property and equipment.......................     (847)    (2,942)    (1,017)
  Acquisition of business...................................       --         --        (77)
  Restricted cash...........................................     (766)      (874)        --
  Proceeds from sales (purchases) of marketable securities,
    net.....................................................   40,687     (2,383)   (51,568)
                                                              -------   --------   --------
      Net cash provided by (used in) investing activities...   39,074     (6,199)   (52,662)
Cash flows from financing activities:
  Proceeds from issuance of common stock, net...............      316        260     86,907
  Purchase of treasury stock................................   (1,255)        --         --
  Proceeds from issuance of note payable....................    2,747         --         --
  Proceeds from sales-type leases...........................       --      1,101         --
  Payments on capital leases and notes payable..............   (1,799)      (226)      (628)
                                                              -------   --------   --------
      Net cash provided by financing activities.............        9      1,135     86,279
                                                              -------   --------   --------
Net increase (decrease) in cash and cash equivalents........   34,178    (14,560)    15,167
Cash and cash equivalents at beginning of year..............    4,212     18,772      3,605
                                                              -------   --------   --------
Cash and cash equivalents at end of year....................  $38,390   $  4,212   $ 18,772
                                                              =======   ========   ========
Supplemental schedule of cash flow information:
  Interest paid.............................................  $   161   $     66   $     42
Supplemental statement of non-cash investing and financing
  activity:
  Conversion of redeemable preferred stock into common
    stock...................................................       --         --   $ 16,590
  Issuance of common stock for Directory Agreement..........       --         --   $  2,968
  Issuance of payable and stock options related to
    acquisition.............................................       --         --   $  2,038
  Unrealized (gain) loss on investments.....................  $   767   $   (555)  $  1,488

                            See accompanying notes.

                            SWITCHBOARD INCORPORATED

                       NOTES TO THE FINANCIAL STATEMENTS
                               DECEMBER 31, 2002

A.  NATURE OF BUSINESS

  Switchboard Incorporated, a Delaware corporation (the "Company"), commenced operations in February 1996. From Switchboard's inception (February 19, 1996) until March 7, 2000, Switchboard was a unit and later a subsidiary of ePresence Inc. (formerly Banyan Worldwide, "ePresence"). As of December 31, 2002, ePresence beneficially owned approximately 52.0% of Switchboard's common stock. Switchboard is a provider of local online advertising products, enabled by its consumer-oriented online yellow and white pages directory technology.


  Switchboard generates revenue primarily from merchant and national advertisers that pay to advertise in the Switchboard-powered yellow pages directories of its licensees, as well as in its own directory website, www.switchboard.com. Switchboard licenses its yellow pages directory technology to Internet portals, traditional yellow pages publishers and newspaper publishers. Switchboard operates in one business segment as a provider of advertising solutions through its web-hosted directory technologies and customized yellow pages directory technology, and we classify our revenue into two categories, namely net merchant network revenue and national banner and site sponsorship.



  Net merchant network revenue includes revenue from various licensing agreements with our directory technology licensees and also includes engineering and other fees for services provided to support the directories and programs of our licensees. In addition, net merchant network revenue includes revenue from running priority placement, local performance based, and content targeted advertising in the Switchboard.com yellow pages directory, and building and hosting websites for local merchant advertisers. During the years ended December 31, 2002, 2001 and 2000, merchant network comprised 87.9%, 66.9% and 41.6% of our net revenue, respectively.



  We also continue to generate revenue from the sale of national banner and site sponsorship advertising on white and yellow pages, as well as maps pages, across both www.switchboard.com and the websites of several directory technology licensees. During the years ended December 31, 2002, 2001 and 2000, 12.1%, 33.1% and 58.4% of our net revenue, respectively, was derived from the sale of national banner and site sponsorship advertising.


  Switchboard is subject to risks and uncertainties common to growing technology-based companies, including rapid technological change, growth and commercial acceptance of the Internet, acceptance and effectiveness of Internet advertising, dependence on principal products and third-party technology, new product development, new product introductions and other activities of competitors, dependence on key personnel, security and privacy issues, dependence on strategic customer and vendor relationships and limited operating history.

  Switchboard has also experienced substantial net losses since its inception and, as of December 31, 2002, had an accumulated deficit of $108.7 million. Such losses and accumulated deficit resulted from Switchboard's lack of substantial revenue and significantly increased costs incurred in the development of Switchboard's products and services, in the preliminary establishment of Switchboard's infrastructure and in the development of Switchboard's brand. Switchboard expects to continue to incur significant operating expenses in order to execute its current business plan, particularly sales and marketing and product development expenses. Switchboard believes that the funds currently available would be sufficient to fund operations through at least the next 12 months.

                            SWITCHBOARD INCORPORATED

                               DECEMBER 31, 2002

B.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION

  The accompanying financial statements, which are derived from both the independent books and records of Switchboard and its subsidiaries and the historical books and records of ePresence, include the assets, liabilities, revenues and expenses of Switchboard at historical cost. Intercompany accounts and transactions have been eliminated.

  These financial statements are intended to present management's estimates of the results of operations and financial condition of Switchboard as if it had operated as a stand-alone company since inception. Certain of the costs and expenses are management estimates of the cost of services provided by ePresence and its subsidiaries. As a result, the financial statements presented may not be indicative of the results that would have been achieved had Switchboard operated as a nonaffiliated entity.

USE OF ESTIMATES

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosures of contingent liabilities at the period end, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

CASH EQUIVALENTS AND MARKETABLE SECURITIES

  Switchboard considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. Those instruments with maturities as of the balance sheet date between three and twelve months are considered to be short-term marketable securities, and investments with maturities as of the balance sheet date of greater than one year are classified as long-term marketable securities. Cash equivalents and marketable securities are carried at market, and consist primarily of interest bearing deposits with major financial institutions.

  In accordance with Statement of Financial Accounting Standards ("SFAS") No. 115 "Accounting for Certain Investments in Debt and Equity Securities" ("SFAS 115"), Switchboard classifies all of its marketable equity securities as available for sale securities. These securities are valued at fair value and consist primarily of U.S. government securities, corporate and municipal issues and interest bearing deposits with major banks. Unrealized holdings gains and losses are reported as a component of accumulated other comprehensive income, a separate component of Stockholders' Equity. Other-than-temporary unrealized losses are reported as a component of other income (expense) within the Statement of Operations.

  In 2002, 2001 and 2000, purchases of marketable securities were $12.8 million, $81.9 million and $408.7 million respectively. In 2002, 2001 and 2000, proceeds from sales and maturities of marketable securities were $53.5 million, $79.5 million and $357.1 million, respectively. In 2002, Switchboard recorded $57,000 in realized losses on marketable securities.

                            SWITCHBOARD INCORPORATED

                               DECEMBER 31, 2002

PROPERTY AND EQUIPMENT

  Property and equipment are stated at cost. Depreciation is computed using the straight-line method over the following estimated asset lives:

Computers, peripherals and servers..........................    3 years
Office equipment............................................  3-5 years
Software....................................................    3 years
Furniture and fixtures......................................    5 years

  Leasehold improvements are depreciated over the asset's estimated useful life or the remaining life of the lease, whichever is shorter. Maintenance and repairs are charged to expense when incurred, while betterments are capitalized. When property is retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the respective amounts and any gain or loss is reflected in operations.

GOODWILL AND INTANGIBLES

  Switchboard recorded amounts in excess of assets acquired pursuant to its acquisition of Envenue, Inc. ("Envenue") in November 2000 as goodwill. Pursuant to a distribution agreement Switchboard entered into with America Online, Inc. ("AOL", the "Directory Agreement"), Switchboard issued shares of its common stock to AOL. The value of these shares of common stock had been recorded as an intangible asset, and had been amortized on a straight-line basis over the life of the Directory Agreement. As of December 31, 2001, Switchboard evaluated the net realizable value of all of its assets related to AOL and Envenue as a result of lower than anticipated revenues in accordance with the Financial Accounting Standards Board ("FASB") SFAS No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" ("SFAS 121") and determined that both its assets related to AOL and Envenue had been impaired. As a result, Switchboard recorded a loss on impairment as a component of its fourth quarter of 2001 special charges to earnings (Notes F, G and R).

  Effective January 1, 2002, Switchboard adopted the provisions of SFAS No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"). This statement affects Switchboard's treatment of goodwill and other intangible assets. The statement requires that goodwill existing at the date of adoption be reviewed for possible impairment and that impairment tests be periodically repeated, with impaired assets written down to fair value. Additionally, existing goodwill and intangible assets must be assessed and classified within the statement's criteria. The adoption of SFAS 142 did not have a material effect on the financial statements as of December 31, 2002 or for the year then ended.

  Impairment of Long-Lived Assets


  In accordance with SFAS No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144"), Switchboard periodically evaluates its long-lived assets for potential impairment. Potential impairment is assessed when there is evidence that events or changes in circumstances indicate that the carrying amount of an asset may not be recovered. Recoverability of these assets is assessed based on undiscounted expected future cash flows from the assets, considering a number of factors including past operating results, budgets and economic projections, market trends and product development cycles. An impairment in the carrying value of each asset is assessed when the undiscounted expected future cash flows derived from the asset are less than its carrying value. The adoption of SFAS 144 did not have a material effect on the financial statements as of December 31, 2002 or for the year then ended.

                            SWITCHBOARD INCORPORATED

                               DECEMBER 31, 2002

ADVERTISING EXPENSE

  Advertising costs are expensed as incurred and totaled $34,000, $15,430,000 and $16,719,000 in the years ended December 31, 2002, 2001 and 2000, respectively. In 2001 and 2000, the costs included $9,680,000 and $11,824,000 of non-cash advertising received from Viacom Inc. (formerly CBS Corporation) (Note
L), respectively.

REVENUE RECOGNITION

  Switchboard generates its revenue primarily from merchant advertising placements promoted in the Switchboard-powered directories of its licensees, as well as in its own directory website. Generally, revenue is recognized as services are delivered, so long as no significant obligations remain and collection of the resulting receivable is probable. Switchboard believes that it is able to make reliable judgments regarding the creditworthiness of its customers based upon historical and current information available to Switchboard. There can be no assurances that Switchboard's payment experience with its customers will be consistent with past experience or that the financial condition of these customers will not decline in future periods, the result of which could be the failure to collect invoiced amounts. Some of these amounts could be material, resulting in an increase in Switchboard's provision for bad debts.

  Switchboard licenses its directory technology to its licensees. Licensees can enter into a development and licensing arrangement with Switchboard whereby Switchboard creates and/or modifies a private labeled web-hosted directory. Switchboard recognizes revenue under these agreements when evidence of an arrangement exists, delivery of products and/or services has occurred, the related fee is fixed or determinable, and collection of the fee is reasonably assured, in accordance with Staff Accounting Bulletin No. 101 ("SAB"), "Revenue Recognition in Financial Statements" ("SAB No. 101"). Revenue received by Switchboard for such development and licensing arrangements is deferred until such time as the customer accepts the directory. Switchboard considers customer acceptance to occur at the time the directory is made accessible to the licensee for general use. After acceptance by the customer, revenue from such development and licensing agreements is recognized on a straight-line basis over the remaining life of the agreement. Once the web-hosted directory is operational, Switchboard may earn additional fees based on the number of merchants promoted within the directory. Per merchant license fees or additional engineering and other services fees are recognized as earned. Per merchant fees are considered earned in the period during which the merchant advertisement is displayed in our website and/or the website of our licensees. Additional engineering and other services fees are considered earned in the period during which the services are delivered.


  Switchboard's most significant licensee is America Online, Inc. ("AOL"). Revenues recognized under Switchboard's agreement with AOL are recognized in accordance with SAB No. 101. Switchboard receives a share of directory advertisement revenue earned by AOL from the sales of advertisements on the yellow pages directory we provide to AOL, less an estimate for amounts deemed uncollectable by AOL. Switchboard records as merchant licensing revenue the net amount received from AOL in accordance with Emerging Issues Task Force ("EITF") Issue No. 99-19, "Reporting Revenue Gross as a Principal versus Net as an Agent" ("EITF No. 99-19"), as it is earned. Switchboard considers this merchant licensing revenue earned during the period that AOL displays the advertisements sold to its customers in its yellow page directory. Switchboard also earns revenue from AOL through the provision of engineering and other services to AOL. Switchboard considers the delivery of engineering and other services to be a separate earnings process and recognizes revenue from engineering and other services in the period during which these services are delivered. In addition, included as an offset to revenue is

                            SWITCHBOARD INCORPORATED

                               DECEMBER 31, 2002

consideration given to AOL, for which the benefits of such consideration are not separately identifiable from the revenue obtained from AOL (Note C).

  Switchboard sells national and local advertisements in Switchboard.com through its direct sales force, as well as through third-parties. For these advertisements, Switchboard is generally paid a monthly fee based on the number of advertisements placed into www.switchboard.com. Switchboard recognizes this monthly fee as revenue as it is earned. Switchboard considers this fee earned during the period that they provide the advertising on www.switchboard.com.

  Deferred revenue is principally comprised of billings relating to advertising agreements and licensing fees received pursuant to advertising or services agreements in advance of revenue recognition. Unbilled receivables are principally comprised of revenues earned and recognized in advance of invoicing customers, resulting primarily from contractually defined billing schedules.

COST OF REVENUE

  Switchboard's cost of revenue consists primarily of expenses paid to third parties under data licensing and website creation and hosting agreements, search engine database inclusion expenses and employee compensation expense associated with the delivery of additional engineering, as well as other direct expenses incurred to maintain the operations of Switchboard's website and the web-hosted platforms of its licensees. Expenses associated with data licensing are largely fixed in nature and are recorded as expense on a straight-line basis. Direct expenses incurred to maintain the operations of Switchboard's website and those of its licensees are recorded as expense as incurred. Website creation and hosting expenses and search engine database inclusion expenses are variable based upon the number of merchants receiving website services and the amount of search engine database inclusion purchased. Switchboard recognizes these expenses as the website creation and hosting expense and search engine database inclusion expenses are incurred. Employee compensation expense associated with the delivery of additional engineering is recorded as a cost of revenue in the period during which the additional engineering was performed.

RISKS, CONCENTRATIONS AND UNCERTAINTIES

  Switchboard invests its cash and cash equivalents primarily in deposits, money market funds and investment grade securities with financial institutions. Switchboard has not experienced any realized losses to date on its invested cash.

  A potential exposure to Switchboard is a concentration of credit risk in accounts receivable. Switchboard minimizes this risk by maintaining reserves for credit losses and, to date, such losses have been within management's expectations. As of December 31, 2002 and 2001, AOL accounted for 28.8% and 47.3% of accounts receivable, respectively. AOL accounted for 41.8% of net revenue for the year ended December 31, 2002. One customer accounted for 11.6% of net revenue in the year ended December 31, 2001. One customer accounted for 16.1% of net revenue for the year ended December 31, 2000.

INCOME TAXES

  Switchboard accounts for income taxes under the liability method. Under this method, deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted rates in effect for the year in which those temporary differences are expected to be recovered or settled. A deferred tax asset is

                            SWITCHBOARD INCORPORATED

                               DECEMBER 31, 2002

established for the expected future benefit of net operating loss and tax credit carry-forwards. A valuation reserve against net deferred tax assets is required if, based upon available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized.

FAIR VALUE OF FINANCIAL INSTRUMENTS

  The carrying amounts of Switchboard's financial instruments, which include cash equivalents, marketable securities, accounts receivable, accounts payable, accrued expenses and a note payable, approximate their fair values.

ACCOUNTING FOR STOCK-BASED COMPENSATION

  Switchboard accounts for stock-based awards to employees using the intrinsic value method as prescribed by Accounting Principles Board ("APB") No. 25, "Accounting for Stock Issued to Employees," ("APB 25") and related interpretations. Accordingly, no compensation expense is recorded for options issued to employees in fixed amounts and with fixed exercise prices at least equal to the fair market value of Switchboard's common stock at the date of grant. Switchboard has adopted the provisions of SFAS No. 123, "Accounting for Stock-Based Compensation," ("SFAS 123") through disclosure only (Note O). All stock-based awards to non-employees are accounted for at their fair value in accordance with SFAS 123.

  In January 2003, FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation-Transition and Disclosure, an amendment of FASB Statement No. 123" ("SFAS 148"), which provides alternative methods of transition for a voluntary change to a fair value based method of accounting for stock-based employee compensation. In addition, SFAS 148 amends the disclosure requirements of SFAS 123 to require prominent disclosures in annual financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. SFAS 148 is effective for Switchboard for the year ended December 31, 2002. Switchboard has determined that it will continue to account for stock-based compensation for employees under APB 25, and elect the disclosure-only alternative under SFAS 123 and provide the enhanced disclosures as required by SFAS 148.

  At December 31, 2002, Switchboard has three stock-based employee compensation plans, which are more fully described in Note Q. Switchboard accounts for those plans under the recognition and measurement principles of APB 25 and related interpretations. The table below illustrates the effect on the net loss if Switchboard had applied the fair value recognition provisions of SFAS 123 to stock-based employee compensation (in thousands, except per share data). Because options vest over several years and additional option grants are expected to be made in future years, the below pro-forma effects are not necessarily indicative of the pro-forma effects on future years.

                            SWITCHBOARD INCORPORATED

                               DECEMBER 31, 2002

                                                                YEARS ENDED DECEMBER 31,
                                                              -----------------------------
                                                               2002       2001       2000
                                                              -------   --------   --------
Net loss attributable to common stockholders as reported....  $(3,959)  $(66,754)  $(17,288)
Add: Stock-based employee compensation expense included in
  reported net loss attributable to common stockholders, net
  of related tax effects....................................      156        102         --
Deduct: Total stock-based employee compensation expense
  determined under fair value based method for all awards,
  net of related tax effects................................   (1,220)    (6,568)    (5,842)
                                                              -------   --------   --------
Pro-forma net loss attributable to common stockholders......  $(5,023)  $(73,220)  $(23,130)
                                                              =======   ========   ========
Basic and diluted pro forma net loss per share attributable
  to common stockholders....................................  $ (0.27)  $  (3.10)  $  (1.01)
                                                              =======   ========   ========
Shares used in computing basic and diluted pro forma net
  loss per share attributable to common stockholders........   18,515     23,590     22,974
Unaudited pro forma basic and diluted pro forma net loss per
  Share.....................................................                       $  (0.72)
                                                                                   ========
Shares used in computing unaudited pro forma basic and
  diluted pro forma net loss per share......................                         23,607

  The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions used for grants in each of the following periods:

                                                               YEARS ENDED DECEMBER 31,
                                                              ---------------------------
                                                               2002      2001      2000
                                                              -------   -------   -------
Dividend yield..............................................        0%        0%        0%
Expected volatility.........................................      130%      130%      100%
Risk free interest rate.....................................      3.9%      4.3%      6.2%
Expected lives..............................................  4 years   4 years   4 years

  The weighted average grant date fair values using the Black-Scholes option pricing model were $3.28, $3.99 and $5.85 during the years ended December 31, 2002, 2001 and 2000, respectively.

NET LOSS PER SHARE AND PRO FORMA NET LOSS PER SHARE

  Basic net loss per share is computed using the weighted average number of shares of common stock outstanding less any restricted shares. In 2000, the net loss used in the calculation of basic net loss per share attributable to common stockholders is increased by the accrued dividends for the preferred stock outstanding in the period. Diluted net loss per share does not differ from basic net loss per share since potential common shares from conversion of preferred stock, stock options and warrants are antidilutive for all periods presented and are therefore excluded from the calculation. During the years ended December 31, 2002, 2001 and 2000, options to purchase 3,566,603, 4,206,080 and 3,526,080 shares of common stock, respectively, preferred stock convertible into none, none and one shares of common stock, respectively, warrants for 918,468, 918,468 and 1,451,937 shares of common stock, respectively, and restricted common stock of 300,000, 746,260 and none, respectively, were not included in the computation of diluted net loss per share since their inclusion would be antidilutive. Pro forma basic and diluted net loss per share have been calculated in 2000 assuming the conversion of all outstanding shares of preferred stock into common stock, as if the shares had converted immediately upon their issuance.

                            SWITCHBOARD INCORPORATED

                               DECEMBER 31, 2002

  Comprehensive Loss

  Switchboard adheres to SFAS No. 130, "Reporting Comprehensive Income", which requires companies to report all changes in stockholders' equity during a period, except those resulting from investment by owners and distribution to owners, in comprehensive income in the period in which they are recognized.

DERIVATIVE INSTRUMENTS AND HEDGING

  During 2002, 2001 and 2000, Switchboard had no derivative investments or accounting hedges in place.

RECENT ACCOUNTING PRONOUNCEMENTS

  In January 2002, the EITF issued Issue No. 01-14 "Income Statement Characterization of Reimbursements Received for "Out-of-Pocket" Expenses Incurred" ("EITF 01-14"), relating to the accounting for reimbursements received for out-of-pocket expenses. In accordance with EITF 01-14, reimbursements received for out-of-pocket expenses incurred should be characterized as revenue in the statement of operations. EITF 01-14 is effective for all financial reporting periods beginning after December 15, 2001 and upon adoption, there is a requirement to present comparative prior period financial information. The adoption of EITF 01-14 did not have an impact on Switchboard's financial position, results of operations or cash flows.

  In June 2002, the FASB issued SFAS No. 146 "Accounting for Costs Associated with Exit or Disposal Activities" ("SFAS 146"), which addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies EITF Issue No. 94-3 "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)". SFAS 146 is effective for Switchboard on January 1, 2003. SFAS 146 creates a model whereby a liability is recognized at its fair value in the period in which it is incurred, rather than at the date of commitment to a plan. Switchboard does not expect the adoption of SFAS 146 to have a material impact on its financial position, results of operations and cash flows.

  In November 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness to Others" (FIN 45). FIN 45 elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The initial recognition and initial measurement provisions of the interpretation are applicable on a prospective basis to guarantees issued or modified after December 31, 2002 and the disclosure requirements in this interpretation are effective for financial statements of interim or annual periods ending after December 15, 2002. The adoption of FIN 45 is not expected to have a material impact on Switchboard's financial position or results of operations.

  In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities" (FIN 46) to clarify the conditions under which assets, liabilities and activities of another entity should be consolidated into the financial statements of a company. FIN 46 requires the consolidation of a variable interest entity by a company that bears the majority of the risk of loss from the variable interest entity's activities, is entitled to receive a majority of the variable interest entity's residual returns, or both. The provisions of FIN 46, required to be adopted in fiscal 2003, are not expected to have a material impact on Switchboard's financial position or results of operations.

                            SWITCHBOARD INCORPORATED

                               DECEMBER 31, 2002

  In November 2002, the EITF finalized its consensus on EITF Issue 00-21, "Revenue Arrangements with Multiple Deliverables" (EITF 00-21), which provides guidance on the timing and method of revenue recognition for sales arrangements that include the delivery of more than one product or service. EITF 00-21 is effective prospectively for arrangements entered into in fiscal periods beginning after June 15, 2003. Under EITF 00-21, revenue must be allocated to all deliverables regardless of whether an individual element is incidental or perfunctory. Switchboard does not expect the adoption of EITF 00-21 to have a material impact on its financial position, results of operations and cash flows.

C.  ADOPTION OF EITF 01-9

  Effective January 2002, Switchboard adopted Emerging Issues Task Force Issue 01-9 "Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor's Products)" ("EITF 01-9"), which became effective for fiscal years beginning after December 15, 2001. Switchboard has concluded that EITF 01-9 is applicable to the accounting for its directory and local advertising platform services agreement with AOL ("Directory Agreement"). The 2000 and 2001 results have been adjusted to conform to the presentation required by EITF 01-9. Accordingly, Switchboard has decreased its merchant network revenue by $2,000,000, $4,000,000 and $412,000 for the years ended December 31, 2002, 2001 and 2000, respectively, and reduced its operating expenses by corresponding amounts for the same periods. The adoption of EITF 01-9 had no effect on net income or Switchboard's capital resources. The following table illustrates the effect of the application of EITF 01-9 (in thousands):

                                                                YEAR ENDED DECEMBER 31,
                                                              ---------------------------
                                                               2002      2001      2000
                                                              -------   -------   -------
Gross revenue...............................................  $13,747   $13,326   $20,310
  Less: Amortization of consideration given to AOL..........   (2,000)   (4,048)     (412)
                                                              -------   -------   -------
Net revenue.................................................  $11,747   $ 9,278   $19,898
                                                              =======   =======   =======
Operating expenses..........................................  $15,924   $79,783   $37,528
  Less: Amortization of consideration given to AOL..........   (2,000)   (4,048)     (412)
                                                              -------   -------   -------
Net operating expenses......................................  $13,924   $75,735   $37,116
                                                              =======   =======   =======

D.  CONCURRENT TRANSACTIONS

  Switchboard had no barter transactions in the year ended December 31, 2002. Switchboard had barter transactions totaling $836,000, or 9.0% of net revenue, and $1,630,000, or 8.2% of net revenue, for the years ended December 31, 2001 and 2000, respectively in which Switchboard received promotion in exchange for promotion on Switchboard's website or through direct e-mail distributions. Revenue from advertising barter has been valued based on similar cash transactions which occurred within six months prior to the date of the barter transaction in accordance with Emerging Issues Task Force Issue No. 99-17 "Accounting for Advertising Barter Transactions". Switchboard had no other concurrent transactions in the year ended December 31, 2002. Switchboard had other concurrent transactions totaling $42,000, or 0.4% of net revenue, and $3,940,000, or 19.8% of net revenue, for the years ended December 31, 2001 and 2000, respectively, in which Switchboard received certain marketing assets in exchange for promotion on Switchboard's website or through direct e-mail distributions. Revenues from other concurrent transactions are recorded at the fair value of the goods or services provided or received, whichever is more readily determinable. The marketing assets received consisted of a racing sponsorship and the use of email addresses and certain content for use in our sales and marketing programs. Amounts paid for the racing sponsorship were recorded as expenses on

                            SWITCHBOARD INCORPORATED

                               DECEMBER 31, 2002

a straight-line basis over the term of the sponsorship agreement. Amounts paid for internet user addresses and content were recorded as expenses on a straight-line basis over the period we had use of the addresses and content. As of December 31, 2001, these marketing assets have been fully amortized.

E.  PROPERTY AND EQUIPMENT

  Property and equipment consisted of the following at:

                                                                DECEMBER 31,
                                                              -----------------
                                                               2002      2001
                                                              -------   -------
                                                               (IN THOUSANDS)
Computers, peripherals and servers..........................  $ 4,250   $ 4,120
Office equipment............................................      236       269
Software....................................................      882       593
Furniture and fixtures......................................        5       144
Leasehold improvements......................................      326       342
                                                              -------   -------
                                                                5,699     5,468
Accumulated depreciation....................................   (3,822)   (2,583)
                                                              -------   -------
  Total.....................................................  $ 1,877   $ 2,885
                                                              =======   =======

  Depreciation expense for the years ended December 31, 2002, 2001 and 2000 was $1,521,000, $1,235,000 and $662,000, respectively.

F.  AOL

  In December 2000, Switchboard entered into a Directory Agreement with AOL to develop a new directory and local advertising platform and product set to be featured across specified AOL properties (the "Directory Platform"). In November 2001, April 2002, August 2002 and November 2002, certain terms of the agreement were amended. Under the four-year term of the amended Directory Agreement, Switchboard shares with AOL specified directory advertisement revenue. In general, Switchboard receives a majority of the first $12.0 million of such directory advertisement revenue, less any billable engineering revenue earned from AOL after June 30, 2002, and a lesser share of any additional directory advertisement revenue pursuant to the August 2002 amendment. Switchboard paid AOL and recorded an asset of $13.0 million at the signing of the Directory Agreement. Following the incorporation of the Directory Platform on the AOL.com, AOL Service and Digital City properties ("AOL Roll-In") in January 2002, Switchboard recorded a second asset and a liability related to future payments of $13.0 million. In April 2002, Switchboard established an additional asset and liability of $1.0 million and paid $2.0 million upon the execution of the April 2002 amendment. Under the April 2002 amended agreement, Switchboard was scheduled to make six additional quarterly payments of $2.0 million each, replacing the $13.0 million originally owed upon the AOL Roll-In.

  The August 2002 amendment, among other things, eliminated the $12.0 million in remaining additional payments established in the April 2002 amendment. AOL committed to pay Switchboard at least $2.0 million in consulting or service fees over the term of the agreement under a payment schedule which ended in September 2002, of which AOL has paid all $2.0 million and Switchboard has delivered all $2.0 million in services to AOL. In addition, Switchboard is required to provide up to 300 hours of engineering services per month to AOL at no charge, if requested by AOL for the term of the agreement. These 300 hours are provided to support the Directory Platform, from which we share in directory revenue over the term of the amended agreement. Any engineering services provided by

                            SWITCHBOARD INCORPORATED

                               DECEMBER 31, 2002

Switchboard in excess of 300 hours per month are charged to AOL on a time and materials basis. AOL typically exceeds these 300 hours each month. In 2002 and 2001, consulting and service fees totaled $1.5 million and $1.9 million, respectively. The August 2002 amended Directory Agreement has an initial term of four years, expiring in December 2004, and is subject to earlier termination upon the occurrence of specified events, including, without limitation (1) Switchboard being acquired by one of certain third parties, or (2) AOL acquiring one of certain third parties and AOL pays Switchboard a termination fee of $25.0 million.

  In connection with entering into the Directory Agreement, in December 2000, Switchboard issued to AOL 746,260 shares of its common stock, which were restricted from transfer until the AOL Roll-In, which occurred on January 2, 2002. Switchboard valued these shares using the fair market value for its common stock at the time of issuance, recording an asset of $3.1 million in December 2000. Switchboard also agreed to issue to AOL an additional 746,260 shares of common stock if the Directory Agreement continued after two years and a further 746,260 shares of common stock if the Directory Agreement continued after three years. Under the amended agreement, the requirement to issue additional shares upon the two and three-year continuations has been eliminated. If Switchboard renews the Directory Agreement with AOL for at least an additional four years after the initial term, it agreed to issue to AOL a warrant to purchase up to 721,385 shares of common stock at a per share purchase price of $4.32. Switchboard will record the value of this potential warrant when it is issuable.

  The $13.0 million paid and the value of the stock issued upon the signing of the Directory Agreement was amortized on a straight-line basis over the original four-year estimated life of the agreement. As of December 2001, the remaining unamortized amounts were written down to zero as a result of an impairment analysis as of December 31, 2001 (Note R). In 2002, Switchboard recorded amortization based upon the remaining net book value of its AOL assets established upon the AOL Roll-In and April 2002 amendment on a straight-line basis over the remaining term of the amended agreement. As a result of the elimination in the August 2002 amendment of the remaining $12.0 million owed to AOL, an adjustment to amortization of consideration given to a customer of $482,000 was recorded in 2002, offsetting amortization recorded in the period. Throughout the remaining initial term of the amended agreement, Switchboard will no longer record amortization of consideration given to AOL as these assets are now fully amortized and no further consideration is due AOL. Amortization of assets related to AOL has been reflected as a reduction of revenue in accordance with EITF 01-9 (Note C). The following table illustrates the amounts provided to AOL and the associated amortization expense and impairment charge in each of the years ended December 31, 2000, 2001 and 2002 (in thousands).

                                                                YEARS ENDED DECEMBER 31,
                                                              ----------------------------
                                                               2000       2001      2002
                                                              -------   --------   -------
Net value of AOL related assets at beginning of period......  $    --   $ 15,771   $    --
Value of stock issued to AOL(a).............................    3,183         --        --
Cash paid to AOL(b).........................................   13,000         --     2,000
Amortization of AOL assets(c)...............................     (412)    (4,048)   (2,000)
Impairment of AOL assets(d).................................       --    (11,723)       --
                                                              -------   --------   -------
Net value of AOL related assets at end of period............  $15,771   $     --   $    --
                                                              =======   ========   =======

---------------

(a)  Recorded as a component of other assets.
(b)  Recorded as prepaid Directory Agreement.
(c)  Recorded as consideration given to a customer.
(d)  Recorded as a component of special charges.

                            SWITCHBOARD INCORPORATED

                               DECEMBER 31, 2002

  Revenue recognized from AOL, net of amortization of consideration given to AOL, was $4,906,000, or 41.8% of net revenue, and $26,000 for the years ended December 31, 2002 and 2001, respectively. There was no revenue from AOL in the year ended December 31, 2000. Net amounts due from AOL included in accounts receivable at December 31, 2002 and 2001 were $549,000 and $774,000, respectively. Unbilled receivables related to AOL at December 31, 2001 were $618,000. As of December 31, 2002, AOL beneficially owned 7.9% of Switchboard's outstanding common stock.

G.  ENVENUE ACQUISITION

  On November 24, 2000, Switchboard acquired Envenue, a wireless provider of advanced product searching technologies designed to drive leads to traditional retailers. The transaction was accounted for as a purchase. The total purchase price included consideration of $2.0 million in cash, which was to be paid on or before May 24, 2002, and $38,000 in recorded value of stock options to purchase 10,200 shares of Switchboard's common stock issued to non-employees. Switchboard did not pay the $2.0 million on or before May 24, 2002, as it was involved in a contractual dispute with the previous owners of Envenue. In June 2002, Switchboard placed $2.0 million into an escrow account, which is to be held until the resolution of this dispute. In October 2002, Switchboard paid $410,000 out of the escrowed funds, representing the undisputed portion of the purchase price plus interest from the original maturity date to the former stockholders of Envenue. The remaining $1.6 million of the note payable, which is non-interest bearing, is classified separately in the accompanying financial statements. Switchboard has recorded $1.6 million as restricted cash at December 31, 2002 related to the cash held in escrow. Switchboard used a 0% dividend yield, 100% expected volatility, 6.297% risk free interest rate, 5.0 year life and fair value of $4.750 per share as inputs to the Black-Scholes option pricing model to determine the value attributable to the options to purchase 10,200 shares of Switchboard's common stock. Additionally, there was an 18-month earn-out of up to $2.0 million contingent on performance to be paid on or before July 8, 2002. These performance criteria were not met, therefore no liability related to this contingency has been recorded.

  The estimated total purchase price of the Envenue acquisition, excluding any earn-out payment, is as follows (in thousands):


Payable related to acquisition..............................  $2,000
Options issued to non-employees.............................      38
Estimated expenses of transaction...........................      79
                                                              ------
                                                              $2,117
                                                              ======

  The purchase price allocation is as follows (in thousands):


Net liabilities acquired....................................  $ (168)
Goodwill....................................................   2,285
                                                              ------
                                                              $2,117
                                                              ======

  Switchboard recorded $2,285,000 of goodwill from the acquisition in 2000. Goodwill represents the excess of the purchase price of an investment in an acquired business over the fair value of the underlying net identifiable assets. Switchboard was amortizing this goodwill on a straight-line basis using an estimated useful life of 5 years.

                            SWITCHBOARD INCORPORATED

                               DECEMBER 31, 2002

  In December 2001, Switchboard exercised its rights under the acquisition agreement to substantially reduce the funding of its Envenue acquisition. Additionally, Switchboard evaluated the carrying value of its goodwill in Envenue, and determined it would not be fully recovered through estimated undiscounted future operating cash flows. As a result during the three months ending December 31, 2001, Switchboard recorded an impairment charge of $1,859,000 related to the Envenue goodwill. This impairment charge was recorded as a component of special charges within our statement of operations (Note R).

H. OTHER ASSETS

  Other assets totaling $95,000 at December 31, 2001 consisted of deferred project costs. Deferred project costs represent costs incurred that are directly associated with customer contracts for which Switchboard has not yet started recognizing revenue. These costs, which consist mainly of salary and benefits costs, are deferred until revenue on the related project is recognized in order to properly match revenue and associated expenses. Deferred costs are amortized over the same period as the related revenue, and are included in cost of revenue. Switchboard recognized expense of $95,000, $202,000 and $246,000 related to these deferred project costs in the years ended December 31, 2002, 2001 and 2000, respectively.

  Amortization expense for other assets, excluding deferred project costs and the value of stock issued under Switchboard's Directory Agreement, was none, $1,414,000 and $649,000 for the years ended December 31, 2002, 2001 and 2000, respectively, and is included in operating expenses. In December 2001, Switchboard wrote down the value of the stock issued under its Directory Agreement with AOL to zero as a result of an impairment analysis. The write down was included as a component of Switchboard's special charges recorded in December 2001 (See Notes F and T).

I.  MARKETABLE SECURITIES

  The following is a summary of investments at December 31, 2002 and 2001 (in thousands):

                                                                 UNREALIZED
2002                                                           --------------
                                              AMORTIZED COST   GAINS   LOSSES   ESTIMATED FAIR VALUE
                                              --------------   -----   ------   --------------------
SHORT TERM
U.S. corporate debt securities..............     $ 1,540       $  7    $  --          $ 1,547
U.S. Government obligations.................       2,032         10       --            2,042
                                                 -------       ----    -----          -------
  Total short term investments..............       3,572         17       --            3,589
LONG TERM
U.S. corporate debt securities..............       2,548         42       --            2,590
U.S. Government obligations.................       6,057         97       --            6,154
Municipal obligations.......................       1,500         --       --            1,500
                                                 -------       ----    -----          -------
  Total long term investments...............      10,105        139       --           10,244
                                                 -------       ----    -----          -------
  Total investments.........................     $13,677       $156    $  --          $13,833
                                                 =======       ====    =====          =======

                            SWITCHBOARD INCORPORATED

                               DECEMBER 31, 2002

                                                                 UNREALIZED
2001                                                           --------------
                                              AMORTIZED COST   GAINS   LOSSES   ESTIMATED FAIR VALUE
                                              --------------   -----   ------   --------------------
SHORT TERM
U.S. corporate debt securities..............     $14,738       $148     $11           $14,875
U.S. Government obligations.................      13,784        310      --            14,094
Municipal obligations.......................       5,511         60      --             5,571
Marketable CDs..............................       2,001         --      --             2,001
Warrant.....................................           6         --      --                 6
                                                 -------       ----     ---           -------
  Total short term investments..............      36,040        518      11            36,547
LONG TERM
U.S. corporate debt securities..............      15,856        384      --            16,240
U.S. Government obligations.................       2,061         32      --             2,093
                                                 -------       ----     ---           -------
  Total long term investments...............      17,917        416      --            18,333
                                                 -------       ----     ---           -------
  Total investments.........................     $53,957       $934     $11           $54,880
                                                 =======       ====     ===           =======

  In August 1999, in connection with a Development, Access and License agreement with a third party, Switchboard was issued a warrant for 150,000 shares of common stock, with an exercise price of $9.19 per share. In December 2000, September 2001 and March 2002, Switchboard assessed a decline in market value of the third party's publicly traded common stock and determined that the decline in value was other-than-temporary. As a result, Switchboard recorded as a component of other income and expense unrealized losses on investments of $6,000, $55,000 and $714,000 in the years ended December 31, 2002, 2001 and
2000, respectively. In June 2002, the warrant expired.

  In June 2002, Switchboard entered into a loan and security agreement (the "SVB Financing Agreement") with Silicon Valley Bank ("SVB") (Note Q). As a result of the conditions contained within the SVB Financing Agreement, Switchboard liquidated $35.7 million in marketable securities previously held at Fleet for transfer to SVB. This liquidation resulted in $402,000 in realized gains during 2002.

J.  ACCRUED EXPENSES

  Accrued expenses consist of the following at:

                                                               DECEMBER 31,
                                                              ---------------
                                                               2002     2001
                                                              ------   ------
                                                              (IN THOUSANDS)
Compensation................................................  $  776   $  835
Professional services.......................................     260      162
Special charges (Note R)....................................      52    1,541
Franchise and excise tax....................................      36      163
Royalties...................................................      31       77
Other.......................................................     282      475
                                                              ------   ------
Total.......................................................  $1,437   $3,253
                                                              ======   ======

K.  RELATED PARTIES

  Switchboard and ePresence entered into a corporate services agreement dated November 1, 1996 under which ePresence's corporate staff provided certain administrative services, including financial and accounting and payroll advice, treasury, tax and insurance services for which Switchboard paid ePresence a monthly fee based on Switchboard's headcount and the level of services provided by

                            SWITCHBOARD INCORPORATED

                               DECEMBER 31, 2002

ePresence. Under a revised agreement dated March 7, 2000, ePresence continued to provide certain administrative, technical support and equipment maintenance services for Switchboard. On March 7, 2001, the agreement expired. Switchboard and ePresence entered into a new corporate services agreement dated March 7, 2002, under which ePresence will provide Switchboard with telephone service and support only, for an amount of $75,000 per year. The new agreement included past services incurred since the March 7, 2001 expiration of the previous agreement, as well as future telephone services through February 28, 2003. As of December 31, 2002 and 2001, Switchboard had accrued expenses of $6,000 and $63,000 related to these services. For these services Switchboard paid ePresence $131,000, $29,000, and $195,000 in 2002, 2001 and 2000, respectively.
Subsequently in March 2003, Switchboard entered into an agreement with ePresence to provide telephone service and support only from March 2003 through December 2003 for $62,500. Management believes that the service fees charged by ePresence are reasonable and that such fees are representative of the expenses Switchboard would have incurred on a stand-alone basis.

  For additional items such as legal support and support in financing and acquisition transactions, Switchboard is charged based on ePresence's labor costs for the employee performing the services. Further, Switchboard reimburses ePresence for its pro rata share of employee benefit plan expenses.

  Switchboard leased the space it occupied in 2002 under a sublease entered into in January 2001, which expired on December 31, 2002. Under the sublease, Switchboard paid approximately $475,000 and $488,000 to ePresence during 2002 and 2001, respectively, and had $43,000 accrued related to the lease as of December 31, 2002. Previous to this sublease agreement, Switchboard paid ePresence rent in an amount that was approximately equal to its pro rata share of ePresence's rent and occupancy costs. Switchboard's share of ePresence's rent and occupancy costs was $51,000 and $288,000 in 2001 and 2000, respectively. Subsequently, in January 2003, Switchboard entered into a new lease agreement with ePresence to lease the space it occupies for a total amount of $227,000, which expires on December 31, 2003.

  Certain directors of Switchboard hold positions as officers or directors of ePresence. The Chairman of the Board of Directors of Switchboard is also Chairman of the Board of Directors, President and Chief Executive Officer of ePresence. One director of Switchboard is Senior Vice President and Chief Financial Officer of ePresence. Another director of Switchboard is also a director of ePresence. In 2002, 2001 and 2000, no compensation was paid to these directors by Switchboard for their services other than option grants under Switchboard's equity incentive plans.

L.  RESTRUCTURING OF VIACOM RELATIONSHIP

  In 1999, Switchboard and Viacom Inc. ("Viacom", formerly CBS Corporation) consummated a number of agreements under which Viacom acquired a 35% equity stake in Switchboard, through the issuance of 7,468,560 shares of Switchboard's common stock and one share of Series E Special Voting Preferred Stock. In exchange, Switchboard received $5,000,000 in cash and the right to receive advertising and promotional value over a term of seven years, across the full range of CBS media properties, as well as those of its radio and outdoor subsidiary, Infinity Broadcasting Corporation. As part of the transactions, Viacom was also issued warrants to purchase up to an additional 1,066,937 shares of Switchboard's common stock at a per share exercise price of $1.00, which would have increased its ownership position in Switchboard to 40% at the time of the transaction. The number of shares of common stock and warrants issued to Viacom were subject to adjustment in the event of certain future issuances of securities by Switchboard.

  The Advertising and Promotion Agreement dated as of June 30, 1999 among Switchboard, ePresence and Viacom provided advertising with a future value of $95 million to Switchboard over a seven-year

                            SWITCHBOARD INCORPORATED

                               DECEMBER 31, 2002

period, subject to one year renewals upon the mutual written agreement of Switchboard, ePresence and Viacom. The net present value of the advertising was recorded as a contribution receivable for the common stock issued. The contribution receivable was reduced as Switchboard utilized advertising based on the proportion of advertising provided to the total amount to be provided over the seven-year term.

  In August 2001, Switchboard entered into a restructuring agreement with Viacom and ePresence, under which, among other things, Switchboard agreed to terminate its right to the placement of advertising on Viacom's CBS properties with an expected net present value of approximately $44,524,000 in exchange for, primarily, the reconveyance by Viacom to Switchboard of 7,488,560 shares of Switchboard's common stock, the cancellation of warrants held by Viacom to purchase 533,469 shares of Switchboard's common stock and the reconveyance to Switchboard of the one outstanding share of Switchboard's series E special voting preferred stock. In addition, as part of the restructuring of Switchboard's relationship with Viacom, its license to use specified CBS trademarks terminated on January 26, 2002.

  On October 26, 2001, Switchboard obtained approval for the restructuring agreement by its stockholders and closed the transactions contemplated by the restructuring agreement. At the closing, the two individuals who had been elected directors by Viacom pursuant to Viacom's rights as the holder of Switchboard's special voting preferred stock resigned as directors of Switchboard. Due to the reduction in the number of outstanding shares of Switchboard's stock associated with the closing, ePresence became Switchboard's majority stockholder, beneficially owning approximately 54% of Switchboard's outstanding stock on October 26, 2001.

  In connection with the termination of its advertising and promotion agreement with Viacom, Switchboard recorded a one-time, non-cash accounting loss of $22,203,000 in Switchboard's 2001 statement of operations. The non-cash accounting loss resulted from the difference between the net present value of Switchboard's remaining advertising rights with Viacom, which were terminated, and the value of the shares of Switchboard's common and preferred stock that were reconveyed and the warrants that were cancelled. Switchboard determined the value of the 7,488,560 shares of common stock reconveyed and one share of preferred stock cancelled to be $20,968,000 using the closing market price of Switchboard's common stock of $2.80 per share on October 26, 2001. Switchboard used the Black-Scholes warrant pricing model to determine a value of $1,352,544 attributable to the canceled warrants.

  Subsequently, on February 27, 2002, Viacom exercised its warrant pursuant to a cashless exercise provision in the warrant, resulting in the net issuance of 386,302 shares of common stock. On March 12, 2002, Switchboard repurchased these 386,302 shares of common stock from Viacom at a price of $3.25 per share, for a total cost of $1.3 million. Switchboard has recorded the value of these shares as treasury stock at cost.

M.  COMMITMENTS AND CONTINGENCIES

  Switchboard leases facilities and certain equipment under non-cancelable lease agreements which expire at various dates through March of 2005. Under these agreements, Switchboard is obligated to pay for utilities, taxes, insurance and maintenance. Excluding rent paid to ePresence (Note K), Switchboard recorded rent expense of $17,000, $357,000 and $100,000 in the years ended December 31, 2002, 2001 and 2000, respectively. Under various agreements, Switchboard paid rent of approximately $517,000, $539,000 and $288,000 in 2002, 2001 and 2000 to
ePresence, respectively. In addition, Switchboard has entered into certain license agreements, under which Switchboard is required to pay minimum royalty payments through October 2005 based upon Switchboard's revenue.

                            SWITCHBOARD INCORPORATED

                               DECEMBER 31, 2002

  At December 31, 2002, future minimum lease payments under operating leases, excluding our operating lease with ePresence, and license agreements with minimum terms exceeding one year are as follows (in thousands):

2003........................................................  $  984
2004........................................................     650
2005........................................................     389
                                                              ------
Total future minimum payments...............................  $2,023
                                                              ======

  On May 31, 2002 Switchboard was sued by the former stockholders of Envenue, Inc., from whom Switchboard purchased all of the stock of Envenue in November 2000. The suit alleges that Switchboard breached its agreement with the plaintiffs by failing to pay the purchase price of the Envenue stock when it became due on May 24, 2002. Switchboard paid $400,000, plus interest, representing a portion of the purchase price, to the plaintiffs. The suit seeks payment of $1.6 million, representing the balance of the purchase price, plus additional unquantified damages including treble damages. The court heard oral argument on Switchboard's motion to dismiss the complaint in November 2002, and subsequently granted that motion in part. Switchboard has moved to dismiss the amended complaint and is awaiting the court's ruling on that motion. At this time, Switchboard is unable to predict whether such motion to dismiss will be granted.

  On November 21, 2001, a class action lawsuit was filed in the United States District Court for the Southern District of New York naming as defendants Switchboard, the managing underwriters of Switchboard's initial public offering, Douglas J. Greenlaw, Dean Polnerow, and John P. Jewett. Mr. Greenlaw and Mr. Polnerow are officers of Switchboard, and Mr. Jewett is a former officer of Switchboard. In July 2002, Switchboard, Douglas J. Greenlaw, Dean Polnerow and John P. Jewett joined in an omnibus motion to dismiss which challenges the legal sufficiency of plaintiffs' claims. The motion was filed on behalf of hundreds of issuer and individual defendants named in similar lawsuits. The plaintiffs opposed the motion. On September 30, 2002, the lawsuit against Messrs. Greenlaw, Polnerow and Jewett was dismissed without prejudice. The Court heard oral argument on the motion in November 2002. On February 19, 2003, the court issued its decision on the defendants' motion to dismiss, denying it in large part, but granting portions of it. In doing so, the court dismissed the plaintiffs' claims against certain defendants, including Switchboard.

  Switchboard is currently involved in other legal proceedings that are incidental to the conduct of its business, none of which it believes could reasonably be expected to have a materially adverse effect on Switchboard's financial condition.

N.  INCOME TAXES

  Switchboard has not provided for income taxes in each of the years ended December 31, 2002, 2001 and 2000 due to its significant pre-tax losses. Switchboard has not recorded a benefit for income taxes as Switchboard believes it is more likely than not that net operating losses and tax credits will not be utilized.

  In assessing the realizability of deferred tax assets, Switchboard considers whether it is more likely than not that some or all of the deferred tax assets will not be realized. Switchboard believes that sufficient uncertainty exists regarding the realizability of the deferred tax assets such that a valuation of $40,346,000 and $38,574,000 for December 31, 2002 and 2001, respectively, has been established for

                            SWITCHBOARD INCORPORATED

                               DECEMBER 31, 2002

deferred tax assets. The components of the net deferred tax assets (liabilities) and the related valuation allowance are as follows:

                                                                 DECEMBER 31,
                                                          ---------------------------
                                                              2002           2001
                                                          ------------   ------------
DEFERRED TAX ASSETS:
Net operating loss carryforwards........................  $ 35,769,000   $ 29,350,000
AOL impairment..........................................     1,187,000      4,827,000
Other deferred tax assets...............................     3,390,000      4,397,000
                                                          ------------   ------------
                                                            40,346,000     38,574,000
                                                          ------------   ------------
Less valuation allowance................................   (40,346,000)   (38,574,000)
                                                          ------------   ------------
Net deferred tax assets.................................  $         --   $         --
                                                          ============   ============

  As of December 31, 2002, Switchboard has net operating loss carryforwards for federal and state tax purposes of approximately $86,874,000 and $86,848,000, respectively. The federal and state net operating loss carryforwards will begin to expire in 2012 and 2002, respectively. Ownership changes resulting from Switchboard's issuance of capital stock may limit the amount of net operating loss carryforwards that can be utilized annually to offset future taxable income.

O.  STOCK OPTION PLANS

  In November 2000, with its acquisition of Envenue, Switchboard adopted the 2000 Non-Statutory Stock Option Plan ("2000 Non-Statutory Plan"). A total of 446,000 shares of common stock have been reserved for issuance under the 2000 Non-Statutory Plan. As of December 31, 2002, options to purchase 261,800 shares were issued and outstanding under the 2000 Non-Statutory Plan.

  In October 1999, Switchboard adopted the 1999 Stock Incentive Plan (the "1999 Option Plan"). A total of 4,044,390 shares of common stock have been reserved for issuance under the 1999 Option Plan. As of December 31, 2002, options to purchase 1,918,403 shares were issued and outstanding under the 1999 Option Plan. The 1999 Option Plan also permits awards of restricted stock at a price determined by the Compensation Committee or the Board of Directors subject to Switchboard's right to repurchase such stock in specified circumstances prior to the expiration of a restricted period. In January 2002, Switchboard issued 450,000 shares of restricted common stock to its Chief Executive Officer, who is also a director of Switchboard, at fair market value (Note S). As of December 31, 2002, 300,000 shares of such common stock remain unvested and are restricted from transfer.

  Switchboard also has the 1996 Stock Incentive Plan (the "1996 Option Plan"), which provides for the issuance of options to purchase 1,386,400 shares of Switchboard's common stock. As of December 31, 2002, options to purchase 1,386,400 shares were issued and outstanding under the 1996 Option Plan.

  Generally, options under the 1996, 1999 and 2000 Non-Statutory Option Plans vest over four years and have a maximum term of ten years. All options are fully exercisable upon the date of grant into shares of restricted stock, for which the restrictions laps over in accordance with the vesting under the

                            SWITCHBOARD INCORPORATED

                               DECEMBER 31, 2002

original stock option grant. A summary of the status of Switchboard's stock plans as of December 31, 2002, 2001 and 2000 and the changes during the years ending on those dates is presented below.

                                                                       WEIGHTED AVERAGE
                                                            SHARES      EXERCISE PRICE
                                                          ----------   ----------------
Outstanding and exercisable at December 31, 1999........   2,951,600        $6.23
Granted.................................................   1,005,730         7.31
Exercised...............................................    (147,036)        3.80
Canceled................................................    (284,214)        7.99
                                                          ----------        -----
Outstanding and exercisable at December 31, 2000........   3,526,080         6.50
Granted.................................................   1,359,000         4.16
Exercised...............................................     (73,700)        1.00
Canceled................................................    (605,300)        5.76
                                                          ----------        -----
Outstanding and exercisable at December 31, 2001........   4,206,080         5.95
Granted.................................................   1,193,365         3.51
Exercised...............................................    (538,056)        3.15
Canceled................................................  (1,294,786)        8.15
                                                          ----------        -----
Outstanding and exercisable at December 31, 2002........   3,566,603        $4.74
                                                          ==========        =====

  As of December 31, 2002, 1,656,031 shares and 184,200 shares were available for grant under the 1999 Option Plan and the 2000 Non-Statutory Plan, respectively. There were no shares available for grant under the 1996 Option Plan.

  The following table summarizes information about the stock options at December 31, 2002:

                                       OPTIONS OUTSTANDING
                                ---------------------------------   OPTIONS VESTED AND EXERCISABLE
                                    WEIGHTED                        ------------------------------
                                    AVERAGE           WEIGHTED         NUMBER         WEIGHTED
   RANGE OF         NUMBER         REMAINING          AVERAGE        VESTED AND        AVERAGE
EXERCISE PRICES   OUTSTANDING   CONTRACTUAL LIFE   EXERCISE PRICE   EXERCISABLE    EXERCISE PRICE
---------------   -----------   ----------------   --------------   ------------   ---------------
$1.00 -  $2.53...  1,041,100          5.70             $1.45          801,100           $1.33
$2.63 -  $5.00...    843,925          8.79             $3.61          144,251           $3.58
$5.07 -  $7.50...    970,198          7.80             $5.83          520,043           $5.78
$8.25 - $11.00...    711,380          6.90             $9.41          521,251           $9.37

  In June 2001, Switchboard issued to a director and officer of Switchboard options to purchase 150,000 shares of its common stock under the 1999 Option Plan at a price below market value. Switchboard recorded $437,000 in value resulting from the difference between the market value on the date of grant of $3.91 per share and the $1.00 per share exercise price as unearned compensation as a component of Stockholders' Equity. Switchboard is amortizing this amount over the two-year and nine-month vesting period. In 2002 and 2001, Switchboard recognized $156,000 and $102,000 of amortization expense.

  In 1999, the Board of Directors adopted the 1999 Employee Stock Purchase Plan (the "Purchase Plan"). A total of 300,000 shares of Switchboard's common stock have been reserved for issuance to eligible employees under the Purchase Plan. Under the Purchase Plan, Switchboard is authorized to make a series of offerings during which employees may purchase shares of common stock through payroll deductions made over the term of the offering. The per-share purchase price at the end of each offering is equal to 85% of the fair market value of the common stock at the beginning or end of the offering period (as defined by the Purchase
Plan), whichever is lower. As of December 31, 2002, 94,709 shares of common stock were issued under the Purchase Plan.

                            SWITCHBOARD INCORPORATED

                               DECEMBER 31, 2002

P.  CAPITAL LEASE

  In March 2001, Switchboard entered into a computer equipment sale-leaseback agreement with Fleet Capital Corporation ("FCC") under which Switchboard was able to lease up to $3.0 million of equipment. Under the agreement, Switchboard was to have leased computer equipment over a three-year period ending on June 28, 2004. At December 31, 2001, Switchboard had utilized approximately $1.1 million of this lease facility. The agreement had an estimated effective annual percentage rate of approximately 7.90%. Under the terms of the agreement, Switchboard was required to maintain on deposit with Fleet a compensating balance, restricted as to use, in an amount equal to the principal outstanding under the lease. Switchboard had accounted for the transaction as a capital lease.

  In May 2002, Switchboard paid $794,000 to FCC to terminate its lease obligations with FCC through an early buy-out. The $794,000 was comprised of $764,000 in outstanding principal under the lease and $30,000 in expenses associated with the early termination. In exchange for the amount paid, Switchboard assumed all right and title to the assets leased under the facility. Additionally, Switchboard's requirement to maintain a compensating balance with Fleet was eliminated.

Q.  NOTES PAYABLE AND LINE OF CREDIT

  In June 2002, Switchboard entered into the SVB Financing Agreement, under which Switchboard has the ability to borrow up to $4.0 million for the purchase of equipment. Amounts borrowed under the facility accrue interest at a rate equal to prime plus 0.25%, and are repaid monthly over a 30 month period. As of December 30, 2002, Switchboard had utilized $2.7 million of this facility. The facility provided for the ability to fund additional equipment purchases of up to $1.3 million through March 31, 2003. The agreement also provides for a $1.0 million revolving line of credit at an interest rate equal to prime. At December 31, 2002, no borrowings were outstanding under the revolving line of credit. Switchboard has recorded a note payable to SVB on its balance sheet totaling $2.2 million for equipment financed as of December 31, 2002, of which $1.1 million is classified as a current liability.

  As a condition of the Financing Agreement, Switchboard is required to maintain in deposit or investment accounts at SVB not less than 95% of its cash, cash equivalents and marketable securities. Covenants in the Agreement require Switchboard to maintain in deposit or in investment accounts with SVB at least $20.0 million in unrestricted cash. Borrowings under the Agreement are collateralized by all of Switchboard's tangible and intangible assets, excluding intellectual property.

R.  SPECIAL CREDITS AND CHARGES

  For the year ended December 31, 2002, Switchboard recorded the reversal of $262,000 in excess restructuring reserves as a special credit. This reversal resulted primarily from better than expected results in the subleasing of idle office space which Switchboard had reserved for as part of its 2002 special charges. Under a non-cancelable sublease, Switchboard received $72,000 in 2002, and anticipates receiving $144,000, $144,000 and $60,000 in 2003, 2004 and 2005,
respectively.

  In December 2001, Switchboard recorded net pre-tax special charges of approximately $17.3 million, comprised primarily of $15.6 million for the impairment of certain assets, $1.0 million for costs related to facility closures and $700,000 in severance costs related to the reduction of approximately 21% of Switchboard's workforce. The restructuring resulted in 21 employee separations.

  Included in the $15.6 million impairment charge for certain assets is an amount recorded for the impairment of the unamortized portion of the value of the common stock issued and amounts prepaid to AOL. Switchboard assessed the value of its assets related to its AOL Directory Agreement for impairment as revenues were lower at the end of the first year of the Directory Agreement than

                            SWITCHBOARD INCORPORATED

                               DECEMBER 31, 2002

originally anticipated. Based upon impairment analysis which indicated that the carrying amount of these assets would not be fully recovered through estimated undiscounted future operating cash flows, a charge of $11.7 million was recorded as an additional component of special charges during 2001. The impairment was measured as the amount by which the carrying amount of these assets exceeded the present value of the estimated discounted future cash flows attributable to these assets.

  In December 2001, Switchboard exercised its rights under the Envenue acquisition agreement to substantially reduce the funding of Envenue. Switchboard evaluated the carrying value of its goodwill in Envenue, and determined it would not be fully recovered through estimated undiscounted future operating cash flows. As a result during the three months ending December 31, 2001, Switchboard recorded as a component of the $15.6 million impairment charge, $1.9 million related to the Envenue goodwill. The impairment was measured as the amount by which the carrying amount of these assets exceeded the present value of the estimated discounted future cash flows attributable to these assets.

  Also included in the impairment charge for certain assets are amounts related to prepaid advertising expenses. As a result of our change in overall strategy from a destination site to a technology provider, Switchboard no longer considered this prepaid advertising to be complementary to its corporate strategy. Accordingly, Switchboard recorded $1.4 million for the impairment of these prepaid advertising assets.

  Of the total $1.4 million facilities and severance charge, which is net of the $262,000 special credit recorded in 2002, approximately $1.2 million is cash related. As of December 31, 2002, $1.3 million of the original $1.4 million accrual had been utilized. Switchboard has a remaining liability of $52,000 on its balance sheet as of December 31, 2002 relating to the special charges.

S.  NOTE RECEIVABLE FOR THE ISSUANCE OF RESTRICTED COMMON STOCK

  In January 2002, Switchboard recorded a note receivable from its Chief Executive Officer, who is also a member of its Board of Directors, for approximately $1.4 million arising from the financing of a purchase of 450,000 shares of its common stock as restricted stock by that individual. As of December 31, 2002, 300,000 of such shares were unvested and restricted from transfer. On each of January 4, 2003, 2004, 2005 and 2006, 75,000 of these restricted shares vests, respectively. The note bears interest at a rate of 4.875%, which is deemed to be fair market value, compounding annually and is 100% recourse as to principal and interest. The note is payable upon the earlier of the occurrence of the sale of all or part of the shares by the issuer of the note, or January 4, 2008. At December 31, 2002, Switchboard has recorded $1.5 million in principal and interest as a note receivable classified within stockholders' equity. During 2002, Switchboard recorded $71,000 in interest income resulting from this note receivable.

T.  CONDENSED QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

  In thousands except per share data:

                                                         MAR 31,   JUN 30,   SEP 30,   DEC 31,
                                                         -------   -------   -------   -------
2002 QUARTERS ENDED
  Revenue..............................................  $ 4,023   $ 3,014   $ 3,325   $3,385
  Net revenue..........................................  $ 2,920   $ 2,068   $ 3,374   $3,385
  Gross profit.........................................  $ 2,002   $   956   $ 2,423   $2,622
  Operating loss.......................................  $(1,637)  $(2,229)  $(1,688)  $ (367)
  Net loss attributable to common stockholders.........  $(1,042)  $(1,355)  $(1,382)  $ (180)
  Basic and diluted net loss per share.................  $ (0.06)  $ (0.07)  $ (0.07)  $(0.01)

                            SWITCHBOARD INCORPORATED

                               DECEMBER 31, 2002

                                                      MAR 31,   JUN 30,   SEP 30,    DEC 31,(A)
                                                      -------   -------   --------   -----------
2001 QUARTERS ENDED
  Revenue...........................................  $ 2,551   $ 3,817   $  3,172    $  3,786
  Net revenue.......................................  $ 1,539   $ 2,805   $  2,160    $  2,774
  Gross profit......................................  $   688   $ 1,966   $  1,307    $  1,799
  Operating loss....................................  $(8,591)  $(6,356)  $(11,850)   $(43,178)
  Net loss attributable to common stockholders......  $(7,682)  $(5,479)  $(11,065)   $(42,528)
  Basic and diluted net loss per share..............  $ (0.31)  $ (0.22)  $  (0.44)   $  (2.18)

---------------

(a) Operating loss and net loss attributable to common stockholders in the fiscal quarter ended December 31, 2001 includes a $22.2 million non-cash loss on Viacom transaction (See Note L) and a $17.3 million special charges (See Note R).

                            SWITCHBOARD INCORPORATED

                          CONSOLIDATED BALANCE SHEETS
         (UNAUDITED; IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

                                                              SEPTEMBER 30,
                                                                  2003
                                                              -------------
Assets:
Cash and cash equivalents...................................    $  42,106
Short-term marketable securities............................        8,685
Restricted cash.............................................           36
Accounts receivable, net of allowance of $242...............        2,543
Unbilled receivables........................................           --
Other current assets........................................          775
                                                                ---------
  Total current assets......................................       54,145
Long-term marketable securities.............................        2,095
Property and equipment, net.................................        1,007
                                                                ---------
  Total assets..............................................    $  57,247
                                                                =========
Liabilities:
Accounts payable............................................    $   1,013
Accrued expenses............................................        1,635
Deferred revenue............................................          532
Payable related to acquisition..............................           --
Note payable, current portion...............................           --
                                                                ---------
  Total current liabilities.................................        3,180
Note payable, net of current portion........................           --
                                                                ---------
  Total liabilities.........................................        3,180
Stockholders' equity:
Preferred stock, $0.01 par value per share; 5,000,000 shares authorized and undesignated, none issued and
  outstanding...............................................           --
Common stock, $0.01 par value per share; authorized
  85,000,000 shares.
  Issued 19,368,749 shares as of September 30, 2003.........          194
Treasury stock, 386,302 shares at cost......................       (1,255)
Additional paid-in capital..................................      163,363
Note and interest receivable for issuance of restricted
  common stock..............................................         (848)
Unearned compensation.......................................          (69)
Accumulated other comprehensive income......................           82
Accumulated deficit.........................................     (107,400)
                                                                ---------
  Total stockholders' equity................................       54,067
                                                                ---------
Total liabilities and stockholders' equity..................    $  57,247
                                                                =========

                            See accompanying notes.

                            SWITCHBOARD INCORPORATED

                     CONSOLIDATED STATEMENTS OF OPERATIONS
              (UNAUDITED; IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                              NINE MONTHS ENDED
                                                                SEPTEMBER 30,
                                                              -----------------
                                                               2003      2002
                                                              -------   -------
Revenue.....................................................  $11,423   $10,362
Consideration given to a customer...........................       --    (2,000)
                                                              -------   -------
  Net revenue...............................................   11,423     8,362
Cost of revenue.............................................    2,183     2,981
                                                              -------   -------
Gross profit................................................    9,240     5,381
                                                              -------   -------
Operating expenses:
Sales and marketing.........................................    2,440     3,699
Research and development....................................    3,416     4,200
General and administrative..................................    2,569     3,036
Revision of restructuring estimate..........................      (35)       --
                                                              -------   -------
  Total operating expenses..................................    8,390    10,935
                                                              -------   -------
Income (loss) from operations...............................      850    (5,554)
Other income:
Interest income.............................................      607     1,560
Interest expense............................................      (74)      (60)
Realized gain (loss) on sale of investments.................       (1)      399
Other expense...............................................       (9)     (124)
                                                              -------   -------
  Total other income........................................      523     1,775
                                                              -------   -------
Income (loss) before income taxes...........................    1,373    (3,779)
Provision for income taxes..................................       28        --
                                                              -------   -------
Net income (loss)...........................................  $ 1,345   $(3,779)
                                                              =======   =======
Net income (loss) per share:
  Basic.....................................................  $  0.07   $ (0.20)
                                                              =======   =======
  Diluted...................................................  $  0.07   $ (0.20)
                                                              =======   =======
Weighted average number of common shares:
  Basic.....................................................   18,692    18,506
  Diluted...................................................   19,654    18,506

                            See accompanying notes.

                            SWITCHBOARD INCORPORATED

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                           (UNAUDITED, IN THOUSANDS)

                                                              NINE MONTHS ENDED
                                                                SEPTEMBER 30,
                                                              ------------------
                                                               2003       2002
                                                              -------   --------
Cash flows from operating activities:
Net income (loss)...........................................  $ 1,345   $ (3,779)
  Adjustments to reconcile net income (loss) to net cash
     used in operating activities:
     Depreciation and amortization..........................      938      1,173
     Amortization of unearned compensation..................      109        120
     Non-cash interest income on note receivable............      (53)       (53)
     Loss (gain) on sales of marketable securities..........        1       (431)
     Consideration given to a customer......................       --      2,000
  Changes in operating assets and liabilities:
     Accounts receivable....................................     (984)        29
     Unbilled receivables...................................      160        508
     Other current assets...................................     (444)       (12)
     Other assets...........................................       --         95
     Accounts payable.......................................       47     (1,504)
     Accrued expenses.......................................      337       (161)
     Accrued restructuring..................................      (39)      (927)
     Payment on AOL Directory Agreement.....................       --     (2,000)
     Deferred revenue.......................................       57       (405)
                                                              -------   --------
       Net cash provided by (used in) operating
        activities..........................................    1,474     (5,347)
                                                              -------   --------
Cash flows from investing activities:
  Purchases of property and equipment.......................      (68)      (815)
  Decrease (increase) in restricted cash....................    1,602     (1,162)
  Purchase of marketable securities.........................     (229)   (10,789)
  Proceeds from sales of marketable securities..............    3,208     49,274
                                                              -------   --------
       Net cash provided by investing activities............    4,513     36,508
                                                              -------   --------
Cash flows from financing activities:
  Proceeds from issuance of common stock, net...............    1,652        316
  Purchase of treasury stock................................       --     (1,255)
  Proceeds from issuance of note payable....................       --      2,747
  Settlement of Envenue litigation..........................   (1,700)        --
  Payments on notes payable.................................   (2,223)    (1,124)
                                                              -------   --------
       Net cash (used in) provided by financing
        activities..........................................   (2,271)       684
                                                              -------   --------
Net increase in cash and cash equivalents...................    3,716     31,845
Cash and cash equivalents at beginning of period............   38,390      4,212
                                                              -------   --------
Cash and cash equivalents at end of period..................  $42,106   $ 36,057
                                                              =======   ========
Supplemental statement of non-cash investing and financing
  activity:
  Repurchase of restricted stock and reduction of note
     receivable.............................................  $   725   $     --
  Note receivable from officer for issuance of common
     stock..................................................  $    --   $  1,499
  Asset and liability related to AOL Directory Agreement....  $    --   $ 12,000
  Unrealized loss on investments............................  $    74   $    747

                            See accompanying notes.

                            SWITCHBOARD INCORPORATED

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                                  (UNAUDITED)

A.  BASIS OF PRESENTATION

  The accompanying unaudited consolidated financial statements include all adjustments, consisting only of normal recurring adjustments, that, in the opinion of management, are necessary to present fairly the financial information set forth therein. Certain information and note disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States have been condensed or omitted pursuant to the rules and regulations of the Securities and Exchange Commission. Results of operations for the nine-month periods ended September 30, 2003 are not necessarily indicative of future financial results.


  Although we operate in one segment, we classify our revenue into two categories, namely net merchant network revenue and national banner and site sponsorship. During the nine months ended September 30, 2003, net merchant network revenue comprised approximately 89.0% of our total net revenue as compared to 88.1% in the nine months ended September 30, 2002. During the nine months ended September 30, 2003, approximately 11.0% of our net revenue was derived from the sale of national banner and site sponsorship advertising, as compared to 11.9% in the nine months ended September 30, 2002.


B.  ACCOUNTING FOR STOCK-BASED COMPENSATION

  Switchboard accounts for stock-based awards to employees using the intrinsic value method as prescribed by Accounting Principles Board ("APB") No. 25, "Accounting for Stock Issued to Employees," ("APB 25") and related interpretations. Accordingly, no compensation expense is recorded for options issued to employees in fixed amounts and with fixed exercise prices at least equal to the fair market value of Switchboard's common stock at the date of grant. Switchboard has adopted the provisions of Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation," ("SFAS 123") through disclosure only. All stock-based awards to non-employees are accounted for at their fair value in accordance with SFAS 123.

  In January 2003, Financial Accounting Standards Board ("FASB") issued SFAS No. 148, "Accounting for Stock Based Compensation Transition and Disclosure, an amendment of FASB Statement No. 123" ("SFAS 148") which provides alternative methods of transition for a voluntary change to a fair value based methods of accounting for stock based employee compensation. Switchboard has determined that it will continue to account for stock based compensation for employees under APB 25, and elect the disclosure-only alternative under SFAS 123 and provide the enhanced disclosures as required by SFAS 148.

  At September 30, 2003, Switchboard had three stock-based employee compensation plans (as defined within SFAS 123). Switchboard accounts for those plans under the recognition and measurement principles of APB 25 and related interpretations. The table below illustrates the effect on the net loss if Switchboard had applied the fair value recognition provisions of SFAS 123 to stock-based employee compensation (in thousands, except per share data). Because options vest over several years and additional option grants are expected to be made in future periods, the pro-forma effects detailed below are not necessarily indicative of the pro-forma effects on future years.

                            SWITCHBOARD INCORPORATED

                                  (UNAUDITED)

                                                               NINE MONTHS ENDED
                                                                 SEPTEMBER 30,
                                                              -------------------
                                                                2003       2002
                                                              --------   --------
Net income (loss) as reported...............................  $  1,345   $ (3,779)
Add: Stock-based employee compensation expense included in
  reported net loss, net of related tax effects.............       109        120
Add: Adjustment for previously amortized expense associated
  with the unvested portion of options canceled in the
  period....................................................       293      2,509
Deduct: Total stock-based employee compensation expense
  determined under fair value based method for all awards,
  net of related tax effects................................    (1,366)    (3,004)
Pro-forma net income (loss).................................  $    381   $ (4,154)
Pro-forma net income (loss) per share
  Basic.....................................................  $   0.02   $  (0.22)
  Diluted...................................................  $   0.02   $  (0.22)
Shares used in computing pro-forma net income (loss) per
  share
  Basic.....................................................    18,692     18,506
  Diluted...................................................    19,654     18,506

C.  NET INCOME (LOSS) PER SHARE

  Basic net income (loss) per share is computed using the weighted average number of shares of common stock outstanding less any restricted shares. Diluted income (loss) per share includes the dilutive effect of potential common shares outstanding during the period. Potential common shares result from the assumed exercise of outstanding stock options and warrants, the proceeds of which are then assumed to have been used to repurchase outstanding common stock using the treasury stock method. Potential common shares also include the unvested portion of restricted stock, as well as the effect of unearned compensation resulting from the unvested portion of stock options issued at an exercise price lower than the market price on the date of issuance of the stock option.

  For the nine months ended September 30, 2003, options to purchase 1,464,334 shares of common stock were excluded from the calculation of diluted earnings per share, as their inclusion would be antidilutive. This is due to the fact that the exercise price of these options and the purchase price of these restricted shares is in excess of the average price of Switchboard's common stock of and $4.60 per share for the nine months ended September 30, 2003. For the nine months ended of September 30, 2002, options to purchase 3,578,256 shares of common stock, warrants to purchase 918,468 shares of common stock, and 300,000 shares of restricted stock, were not included in the computation of diluted net loss per share since their inclusion would be antidilutive.

                            SWITCHBOARD INCORPORATED

                                  (UNAUDITED)

D.  COMPREHENSIVE INCOME (LOSS)

  Other comprehensive income (loss) is as follows (in thousands):

                                                              NINE MONTHS ENDED
                                                                SEPTEMBER 30,
                                                              ------------------
                                                               2003       2002
                                                              -------   --------
Net income (loss)...........................................  $1,345    $(3,779)
Other comprehensive (loss) income:
  Unrealized (loss) income on investment....................     (74)      (747)
Comprehensive income (loss).................................  $1,271    $(4,526)

E.  NOTES PAYABLE AND LINE OF CREDIT

  In June 2002, Switchboard entered into a loan and security agreement (the "SVB Financing Agreement") with Silicon Valley Bank ("SVB"), under which Switchboard was able to borrow up to $4.0 million for the purchase of equipment. Amounts borrowed under the facility accrued interest at a rate equal to prime plus 0.25%, and were to have been repaid monthly over a 30-month period. Switchboard had utilized $2.7 million of this facility through borrowings that occurred in June 2002 and September 2002. Switchboard has recorded a note payable to SVB on its balance sheet totaling $2.2 million for the equipment financed as of December 31, 2002, of which $1.1 million is classified as a current liability. The SVB Financing Agreement also provided for a $1.0 million revolving line of credit at an interest rate equal to prime. Switchboard did not borrow any amounts under the revolving line of credit. Switchboard's ability to borrow additional amounts under the SVB Financing Agreement expired on May 30, 2003, after Switchboard chose not to extend the agreement. In May 2003, Switchboard paid SVB $1.8 million in satisfaction of its outstanding borrowings under the loan facility.

F.  PAYABLE RELATED TO ACQUISITION

  In November 2000, Switchboard acquired Envenue, Inc. ("Envenue"), a wireless provider of advanced searching technologies designed to drive leads to traditional retailers. The total purchase price included consideration of $2.0 million in cash to be paid on or before May 24, 2002, which Switchboard classified as a payable related to acquisition within current liabilities. Switchboard did not pay the $2.0 million on or before May 24, 2002, as it was involved in a contractual dispute with the previous owners of Envenue. In June 2002, Switchboard placed $2.0 million into an escrow account, which was to be held until the resolution of this dispute. In October 2002, Switchboard paid $410,000 out of the escrowed funds, representing the undisputed portion of the purchase price plus interest from the original maturity date to the former stockholders of Envenue. The remaining $1.6 million of the purchase price was classified separately in the accompanying financial statements as of December 31, 2002. Switchboard recorded $1.6 million as restricted cash at December 31, 2002 related to the cash held in escrow. In June 2003, Switchboard paid the former owners of Envenue $1.7 million to settle all claims related to the acquisition of Envenue. As a result, Switchboard no longer has funds in escrow related to the matter.

G.  AMERICA ONLINE, INC. ("AOL")

  Amortization of AOL assets totaled $2.0 million in the nine months ended September 30, 2002. Switchboard amended its agreement with AOL in August 2002, which, among other things, eliminated Switchboard's requirement to make payments to AOL totaling $12.0 million. As a result of the elimination of these additional payments to AOL, an adjustment to amortization of consideration given

                            SWITCHBOARD INCORPORATED

                                  (UNAUDITED)

to a customer of $482,000 was recorded in August 2002, offsetting amortization recorded in the period. There was no amortization of AOL assets in the nine months ended September 30, 2003. Throughout the remaining initial term of the amended agreement, Switchboard will no longer record amortization of consideration given to AOL as these assets are now fully amortized and no further consideration is due AOL. Amortization of assets related to AOL has been reflected as a reduction of revenue in accordance with Emerging Issues Task Force ("EITF") 01-9. Subsequently in October 2003, Switchboard amended and restated its agreement with AOL. (See Note M.)

  For periods prior to the fiscal quarter ended June 30, 2003, we established and maintained a sales allowance to reserve for our estimate of our portion of AOL's future bad debts associated with directory revenue recognized during the period based upon AOL's historical bad debt experience. Beginning in April 2003 and until the October 2003 amendment of the Directory Agreement, we recognized directory revenue from AOL based upon our percentage of directory revenue that was both earned and collected by AOL.

  Net revenue recognized from AOL was $5.1 million, or 44.3% of net revenue, for the nine months ended September 30, 2003. Net revenue recognized from AOL, including amortization of consideration given to AOL, $3.1 million, or 37.0% of net revenue, for the nine months ended September 30, 2002. Net amounts due from AOL included in accounts receivable at September 30, 2003 and December 31, 2002 were $1.3 million and $549,000, respectively. As of September 30, 2003, AOL beneficially owned 7.9% of Switchboard's outstanding common stock.

H.  NOTE RECEIVABLE FOR THE ISSUANCE OF RESTRICTED COMMON STOCK

  In January 2002, Switchboard recorded a note receivable from its former Chief Executive Officer and member of its Board of Directors, Mr. Douglas Greenlaw, for approximately $1.4 million arising from the financing of a purchase of 450,000 shares of its common stock as restricted stock by that individual. The note bears interest at a rate of 4.875%, which was deemed to be fair market value at the time of the issuance of the note, compounding annually and is 100% recourse as to principal and interest.

  Mr. Greenlaw ceased to be an employee and resigned as a director effective September 2, 2003. In connection with Mr. Greenlaw's separation of employment, Switchboard recorded, as a component of general and administrative expense, certain separation expenses of $174,000 in the nine months ended September 30, 2003 in accordance with Mr. Greenlaw's employment agreement. At the time Mr. Greenlaw ceased to be affiliated with Switchboard, 225,000 of the original 450,000 shares granted were vested. In September 2003, Switchboard exercised its right to repurchase the remaining 225,000 unvested shares for $725,000, resulting in a corresponding reduction in the outstanding note of $725,000. The interest accrued on the $725,000 of principal repaid in the transaction remained outstanding at September 30, 2003. At September 30, 2003, Switchboard had recorded $848,000 in principal and interest as a note receivable within stockholders' equity. Per the terms of the note, the note is payable within 90 days from the date Mr. Greenlaw ceased to be affiliated with Switchboard.

  During the nine months ended September 30, 2003, Switchboard recorded $53,000 in interest income resulting from this note receivable. During the nine months ended September 30, 2002, Switchboard recorded $53,000 in interest income resulting from this note receivable.

I.  RELATED PARTIES

  ePresence provided Switchboard with telephone service and support under corporate services agreements during the nine month periods ended September 30, 2003 and 2002. Under the current corporate services agreement, which expires on December 31, 2003, Switchboard pays ePresence

                            SWITCHBOARD INCORPORATED

                                  (UNAUDITED)

$75,000 per year for these services. Switchboard recorded in expense and paid ePresence $56,000 under the agreements in the nine months ended September 30, 2003. Switchboard recorded $56,000 in expense and paid ePresence $113,000 under the agreements in the nine months ended September 30, 2002. Switchboard had $6,000 and $6,000 accrued under the agreements as of September 30, 2003 and December 31, 2002, respectively.

  Switchboard leases the space it currently occupies from ePresence under a sublease that expires on December 31, 2003. Under the current sublease agreement, Switchboard pays an annual rent of $227,000. Under its sublease agreements with ePresence, Switchboard recorded rent expense of $170,000 and paid ePresence $194,000 in the nine months ended September 30, 2003. Under the sublease agreements, Switchboard recorded rent expense and paid $388,000 to ePresence in the nine months ended September 30, 2002. Switchboard had $19,000 and $43,000 accrued under the sublease agreements as of September 30, 2003 and December 31, 2002, respectively. Switchboard believes that the amounts paid to ePresence under its services agreements and subleases with ePresence are competitive with amounts Switchboard would have paid to outside third parties for the same or similar services and leased space.

  Certain directors of Switchboard hold positions as officers or directors of ePresence. The Chairman of the Board of Directors of Switchboard is also Chairman of the Board of Directors, President and Chief Executive Officer of ePresence. One director of Switchboard is Senior Vice President and Chief Financial Officer of ePresence. Another director of Switchboard is also a director of ePresence. In the nine months ended September 30, 2003 and 2002, no compensation was paid to these directors by Switchboard for their services other than option grants under Switchboard's equity incentive plans in the nine months ended September 30, 2002.

J.  REVISION OF RESTRUCTURING ESTIMATE

  In the fiscal quarter ended June 30, 2003, Switchboard recorded the reversal of $35,000 in excess restructuring reserves. The reversal resulted primarily from a change in estimate with respect to termination benefits that had been provided for as part of Switchboard's 2001 special charges. As of September 30, 2003, Switchboard had a remaining liability of $13,000 for the 2001 special charges related primarily to its remaining net lease obligations for a closed facility.

K.  RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

  In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity" ("SFAS No. 150"). SFAS No. 150 affects the issuer's accounting for three types of freestanding financial instruments. SFAS No. 150 also requires disclosures about alternative ways of settling the instruments and the capital structure of entities, all of whose shares are mandatorily redeemable. This statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003, except for mandatorily redeemable financial instruments of nonpublic entities, for which it is effective for the first fiscal period beginning after December 31, 2003. It is to be implemented by reporting the cumulative effect of a change in an accounting principle for financial instruments created before the issuance date of the statement and still existing at the beginning of the interim period of adoption. Restatement is not permitted. Switchboard does not expect the adoption of SFAS No. 150 to have a material impact on its consolidated results of operations, financial position and cash flows.

                            SWITCHBOARD INCORPORATED

                                  (UNAUDITED)

L.  COMMITMENTS AND CONTINGENCIES.


  In connection with the November 2001 class action lawsuit filed in the United States District Court for the Southern District of New York (the "Court") that named as defendants Switchboard, the managing underwriters of Switchboard's initial public offering, Douglas J. Greenlaw, Dean Polnerow, and John P. Jewett, Switchboard had established a liability for potential settlement expense. Based on recent developments, Switchboard has revised its estimate of potential settlement expense and accordingly reduced its liability by $107,000 as a reduction of general and administrative expense in the nine months ended September 30, 2003.


M.  SUBSEQUENT EVENTS

  On October 23, 2003, Switchboard filed a Registration Statement on Form S-1 in connection with a proposed underwritten offering of 8,815,171 shares of its common stock, plus an over-allotment option of 1,322,250 shares. Of the shares proposed to be sold, including the over-allotment option, 10,037,421 shares are proposed to be sold by ePresence, Inc. and certain other selling shareholders, and 100,000 shares are proposed to be sold by Switchboard. The offering is being initiated by ePresence in order to facilitate an orderly disposition of its Switchboard holdings in conjunction with its recently announced plan of liquidation. At the completion of the offering, ePresence will continue to own 5.7% of Switchboard's shares. If the over-allotment option is exercised and the additional 1,322,250 shares are sold, ePresence will no longer own any shares of Switchboard. The sale of ePresence's entire holdings of Switchboard stock is subject to the approval of ePresence's shareholders. However, ePresence may sell up to approximately 5.4 million of its shares of Switchboard stock without shareholder approval.

  In October 2003, Switchboard amended and restated its Directory and Local Advertising Platform Services Agreement with AOL. The October 2003 amendment, among other things, extended the term of the agreement for an additional year until December 11, 2005, and provides that Switchboard will receive $4.8 million annually from AOL, payable in monthly increments of $400,000, in exchange for providing, maintaining and customizing the AOL yellow pages directory technology and inclusion of current AOL merchants in our yellow pages directory. In addition, the amended agreement creates the opportunity for both parties to share in revenue generated from advertising products that combine both AOL's and Switchboard's consumer audience. The revenue sharing arrangement, based on a percentage of AOL merchant subscription revenue, that was previously in effect has been eliminated. AOL and Switchboard are now able to sell advertising products offering both local merchant and national advertisers access to the combined consumer audience of both AOL and Switchboard yellow pages. As part of the consideration for the $4.8 million annual fee, if requested by AOL, Switchboard is obligated to provide AOL with up to 3,000 hours of engineering services per fiscal quarter in order to customize and further AOL's directory platform. In addition, AOL may carry-over up to 1,000 of its unused engineering hours into the next quarter. At no time at the end of any fiscal quarter may the unused hours carried forward exceed 1,000 hours. Revenue attributable to any unused hours that are carried forward into the following fiscal quarter will be valued using our standard hourly rates for engineering services and will be deferred until the hours carried forward are either used or the right to use them expires. Switchboard will bill AOL on a time and materials basis for any hours of engineering services in excess of the 3,000 hours per quarter and recognize this revenue during the period in which the engineering services are delivered.

  Subsequent to the October 2003 amendment to the AOL agreement, Switchboard has bifurcated the monthly fee into a directory license fee and an engineering service fee in accordance with Emerging Issues Task Force ("EITF") No. 00-21, "Revenue Arrangement with Multiple Deliverables" ("EITF No. 00-21"). EITF 00-21 allows for accounting for separate elements of contract if the elements qualify

                            SWITCHBOARD INCORPORATED

                                  (UNAUDITED)

as separate accounting units, and if vendor specific evidence of fair value can be established for each element under the arrangement. If vendor specific evidence of fair value cannot be established for all elements under the arrangement, but can be established for the undelivered elements, value may be allocated to the delivered elements based on the residual method. Switchboard has established vendor specific evidence of fair value for the engineering services and has allocated remaining value to the license fees. Switchboard recognizes revenue for each element in accordance with Staff Accounting Bulleting ("SAB") No. 101, "Revenue Recognition in Financial Statements" ("SAB No. 101"), when evidence of an arrangement exists, fees are fixed and determinable, services have been delivered and collectibility is assured.

  Subsequent to September 30, 2003, Mr. Greenlaw repaid the note payable to Switchboard in full through payments totaling $852,000. The final payment was received in November 2003.


  In January 2004, Switchboard entered into a sublease agreement with ePresence Inc. for approximately 17,463 square feet of space it uses for its principal administrative, sales and marketing and research facility located in Westborough, Massachusetts. The new sublease has an aggregate base annual rent of $210,000 per year and expires on September 30, 2005.

                      [PROSPECTUS DATE AND GRAPHIC BANNER]

                               [SWITCHBOARD LOGO]

                                8,815,171 SHARES
                                  COMMON STOCK

THOMAS WEISEL PARTNERS LLC                                              SG COWEN

--------------------------------------------------------------------------------

Neither we nor any of the underwriters have authorized anyone to provide information different from that contained in this prospectus. When you make a decision about whether to invest in our common stock, you should not rely upon any information other than the information in this prospectus or incorporated by reference in this prospectus. Neither the delivery of this prospectus nor the sale of our common stock means that information contained in this prospectus is correct after the date of this prospectus. This prospectus is not an offer to sell or solicitation of an offer to buy these shares of common stock in any circumstances under which the offer of the solicitation is unlawful.

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

  The following table sets forth the costs and expenses payable by the registrant in connection with the sale of common stock being registered. The selling stockholders will not pay any portion of these expenses. All amounts are estimates except the Securities and Exchange Commission registration fee.

SEC Registration Fee........................................  $  6,388.72
NASD Filing Fee.............................................  $  9,000.00
Legal Fees and Expenses.....................................  $350,000.00
Accounting Fees and Expenses................................  $125,000.00
Transfer Agent and Registrar Fees...........................  $ 10,000.00
Printing Fees...............................................  $100,000.00
Miscellaneous Expenses......................................  $ 57,811.28
     TOTAL..................................................  $658,200.00

ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

  Articles VII and VIII of our Restated Certificate of Incorporation provide for indemnification of our directors to the fullest extent permitted by law. The provisions eliminate a director's liability for monetary damages for a breach of fiduciary duty as a director, except in certain circumstances involving wrongful acts, such as the breach of a director's duty of loyalty or acts or omissions that involve intentional misconduct or a knowing violation of law. In addition, the Restated Certificate of Incorporation provides for indemnification against expenses incurred by a director, officer or other person entitled to indemnification to be paid by us from time to time in advance of the final disposition of such action, suit or proceeding if that individual acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interest of the Corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

  Section 145 of the Delaware General Corporations Law contains provisions regarding indemnification, among others, of officers and directors. Section 145 of the Delaware General Corporations Law provides in relevant part:

          (a) A corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person's conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that the person's conduct was unlawful.

          (b) A corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

          (c) To the extent that a present or former director or officer of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections (a) and (b) of this section, or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by such person in connection therewith.

          (d) Any indemnification under subsections (a) and (b) of this section (unless ordered by a court) shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the present or former director, officer, employee or agent is proper in the circumstances because the person has met the applicable standard of conduct set forth in subsections (a) and (b) of this section. Such determination shall be made, with respect to a person who is a director or officer at the time of such determination,

             (1) by a majority vote of the directors who are not parties to such action, suit or proceeding, even though less than a quorum, or

             (2) by a committee of such directors designated by majority vote of such directors, even though less than a quorum, or

             (3) if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion, or

             (4) by the stockholders.

  Delaware law also permits a corporation to purchase and maintain insurance on behalf of any person who is or was a director or officer against any liability asserted against him and incurred by him in such capacity or arising out of his status as such, whether or not the corporation has the power to indemnify him against that liability under Section 145 of the Delaware General Corporations Law.

  We also have provided liability insurance for each director and officer for losses arising from claims or charges made against them while acting in their capacities as our directors or officers.

  The above discussion of our corporate documents is not intended to be exhaustive and is respectively qualified in its entirety by our corporate documents.

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES.

  Since October 20, 2000, we have sold and issued the following unregistered securities:

  We issued 386,302 shares of our common stock to CBS, Inc. at a price of $1 per share on February 27, 2002, pursuant to a warrant exercise by CBS, Inc.

  We also issued 746,260 shares of common stock to America Online, Inc. on December 11, 2000 at a price of $0.01 per share, in connection with provisions of the Directory and Local Advertising Platform and Services Agreement between Switchboard and America Online, Inc., as amended to date.

  The issuances of the above securities were deemed to be exempt from registration under the Securities Act in reliance on Section 4(2) of such Securities Act as transactions by an issuer not involving any public offering.

  The recipients of securities in each such transaction represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the share certificates issued in such transactions. All recipients had adequate access, through their relationships with us, to information about us.

ITEM 16.  (A) FINANCIAL STATEMENTS.

  The following documents are filed as part of or are included in this prospectus:

YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

Report of Ernst & Young LLP, Independent Auditors
Report of PricewaterhouseCoopers LLP, Independent Accountants
Consolidated Balance Sheets as of December 31, 2002 and 2001
Consolidated Statements of Operations for each of the years in the three-year period ended December 31, 2002, 2001 and 2000
Consolidated Statements of Stockholders Equity for each of the years in the three-year period ended December 31, 2002, 2001 and 2000
Consolidated Statements of cash Flows for each of the years in the three-year period ended December 31, 2002, 2001 and 2000
Notes to Consolidated Financial Statements

NINE MONTHS ENDED SEPTEMBER 30, 2003 AND 2002

Consolidated Balance Sheet as of September 30, 2003 (Unaudited)
Consolidated Statements of Operations for the nine months ended September 30,
  2003 and 2002 (Unaudited)
Consolidated Statements of Cash Flows for the nine months ended September 30,
  2003 and 2002 (Unaudited)
Notes to Unaudited Consolidated Financial Statements

FINANCIAL STATEMENT SCHEDULES

Report of Ernst & Young LLP, Independent Auditors
Report of PricewaterhouseCoopers LLP, Independent Accountants
Schedule II: Valuation and Qualifying Accounts

  The exhibits listed in the Exhibit Index are filed herewith or incorporated by reference herein:

NUMBER      DESCRIPTION
------      -----------
 1.1*       Form of Underwriting Agreement
 3.1(1)     Restated Certificate of Incorporation
 3.2(2)     Amended and Restated By-Laws
 4.1(2)     Specimen Stock Certificate for shares of Common Stock, par value $.01 per share(1)
 4.2(3)     Registration Rights Agreement, by and between Switchboard
            and America Online, dated as of December 11, 2000
 4.3(4)     Registration Rights Agreement, by and between Switchboard
            and Banyan Worldwide, dated as of March 7, 2000
 4.4(2)     1996 Stock Incentive Plan, as amended, including forms of
            stock option agreement for incentive and nonstatutory stock options.
 4.5(1)     1999 Stock Incentive Plan, as amended, including forms of
            stock option agreement for incentive and nonstatutory stock options
 4.6(2)     1999 Employee Stock Purchase Plan
 4.7(5)     2000 Nonstatutory Stock Option Plan
 4.8(2)     Amended and Restated Registration Rights Agreement by and
            between Switchboard Incorporated and Banyan Worldwide, dated
            May 3, 1999.
 4.9(2)     Amended and Restated Registration Rights Agreement, as
            amended, by and among Switchboard Incorporated, America
            Online, Inc., Digital City Inc. and Banyan Worldwide, dated
            February 20, 1998.
 5.1*       Opinion of Weil, Gotshal & Manges LLP
10.1(2)     Employment Agreement between Switchboard Incorporated and
            Douglas J. Greenlaw, dated October 8, 1999.
10.2(2)     Employment Agreement between Switchboard Incorporated and
            Dean Polnerow, dated December 1, 1999.
10.3(2)     Employment Agreement between Switchboard Incorporated and
            James M. Canon, dated December 31, 1999.
10.4(2)     Non-Statutory Stock Option Agreement Granted Under 1999
            Stock Incentive Plan between Switchboard Incorporated and
            Douglas J. Greenlaw, dated October 13, 1999.
10.5(2)     Non-statutory Stock Option Agreement between Switchboard
            Incorporated and Douglas J. Greenlaw, dated October 13,
            1999.
10.6(2)     Incentive Stock Option Agreement between Switchboard
            Incorporated and Dean Polnerow, dated October 13, 1999.
10.7(2)     Incentive Stock Option Agreement between Switchboard
            Incorporated and James M. Canon, dated October 13, 1999.
10.8(2)     Non-Statutory Stock Option Agreement between Switchboard
            Incorporated and William P. Ferry, dated September 14, 1999.
10.9(2)     Non-Statutory Stock Option Agreement between Switchboard
            Incorporated and William P. Ferry, dated October 18, 1999.
10.10(2)    Non-Statutory Stock Option Agreement between Switchboard
            Incorporated and Richard M. Spaulding, dated September 14,
            1999.
10.11(2)    Non-Statutory Stock Option Agreement between Switchboard
            Incorporated and David N. Strohm, dated September 14, 1999.
10.12(2)    Non-Statutory Stock Option Agreement between Switchboard
            Incorporated and Robert M. Wadsworth, dated September 14,
            1999.
10.13(3)    Incentive Stock Option Agreement between Switchboard
            Incorporated and Kevin Lawler, dated May 24, 2000.

NUMBER      DESCRIPTION
------      -----------
10.14(6)    Stock Purchase Agreement dated as of November 24, 2000,
            among Switchboard Incorporated, Envenue, Inc. and the
            Stockholders of Envenue, Inc.
10.15(3)    Employment Agreement between Switchboard Incorporated and
            Kevin P. Lawler, dated May 9, 2000.
10.16(7)    Employment Agreement between Robert Orlando and Switchboard
            Incorporated, dated September 20, 2001.
10.17(8)    Restricted Stock Agreement Granted Under 1999 Stock
            Incentive Plan between Douglas J. Greenlaw and Switchboard
            Incorporated dated January 4, 2002.
10.18(8)    Secured promissory note between Douglas J. Greenlaw and
            Switchboard Incorporated dated January 4, 2002.
10.19(8)    Collateral Assignment and Pledge Agreement between Douglas
            J. Greenlaw and Switchboard Incorporated dated January 4,
            2002.
10.20(8)    Consent to the cancellation of options granted on October
            13, 1999 by Douglas J. Greenlaw on January 4, 2002.
10.21(8)    Agreement of Amendment, Severance, and Mutual Release
            between John Jewett and Switchboard Incorporated dated
            February 26, 2002.
10.23(3)+   Directory and Local Advertising Platform Services Agreement
            dated as of December 11, 2000 between Switchboard
            Incorporated and America Online, Inc.
10.24(3)    Common Stock and Warrant Purchase Agreement dated as of
            December 11, 2000 between Switchboard Incorporated and
            America Online, Inc.
10.25(3)    Form of Common Stock Purchase Warrant which may be issued to
            America Online, Inc. pursuant to the Common Stock and
            Warrant Agreement dated as of December 11, 2000 between
            Switchboard Incorporated and America Online, Inc.
10.26(8)    First Amendment dated November 16, 2001 to the Directory and
            Local Advertising Platform Services Agreement between
            Switchboard Incorporated and America Online, Inc. dated
            December 11, 2000.
10.27(8)+   Second Amendment dated April 25, 2002 to the Directory and
            Local Advertising Platform Services Agreement between
            Switchboard Incorporated and America Online, Inc. dated
            December 11, 2000.
10.28(9)+   Third Amendment dated August 21, 2002 to Directory and Local
            Advertising Platform Services Agreement between America
            Online, Inc. and Switchboard Incorporated dated December 11,
            2000.
10.29(2)    Financial Reporting Agreement among Switchboard
            Incorporated, Banyan Worldwide and CBS Corporation, dated as of January 28, 2000.
10.30(8)    Termination Agreement between MediaMap, Inc. and Switchboard
            Incorporated dated January 30, 2002.
10.31(8)    Services Agreement dated March 7, 2002 between Switchboard
            Incorporated and ePresence Inc.
10.32(5)    Sublease between ePresence, Inc. and Switchboard
            Incorporated, dated as of January 1, 2003.
10.33(5)    Services Agreement dated March 1, 2003 between Switchboard
            Incorporated and ePresence, Inc.
10.34(5)    Master Services Agreement between Cable & Wireless Internet
            Services Inc. and Switchboard Incorporated dated May 13,
            2002.
10.35(5)+   Order Form between Cable & Wireless Internet Services Inc.
            and Switchboard Incorporated dated May 22, 2002.
10.36(9)    Loan and Security Agreement between Silicon Valley Bank and
            Switchboard Incorporated dated May 31, 2002.
10.37(5)+   Data Products License Agreement by and between Switchboard
            Incorporated and Acxiom Corporation, dated December 15,
            2002.

NUMBER      DESCRIPTION
------      -----------
10.38(5)+   General Provisions Agreement by and between Switchboard
            Incorporated and TeleAtlas North America, Inc., dated
            February 19, 2003.
10.39(5)+   Internet Provider License by and between Switchboard
            Incorporated and TeleAtlas North America, Inc., dated
            February 21, 2003.
10.40(10)+  Amended and Restated Directory and Local Advertising
            Platform Services Agreement by and between Switchboard
            Incorporated and America Online, Inc., dated October 15,
            2003
10.41(11)   Separation Agreement and Mutual release by and between
            Switchboard Incorporated and Douglas Greenlaw, dated August
            21, 2003.
10.42***    Employment Agreement, by and between Switchboard
            Incorporated and James Carrington, dated December 3, 2003.
10.43**     Offer Letter between Switchboard Incorporated and Michael
            Ruffolo, dated November 20, 2003.
10.44**     Non-Qualified Stock Option Agreement between Switchboard
            Incorporated and Michael Ruffolo, dated December 10, 2003.
10.45**     Sublease between ePresence, Inc. and Switchboard
            Incorporated, dated January 1, 2004.
21.1***     Subsidiaries of Switchboard Incorporated
23.1**      Consent of Ernst & Young LLP, Independent Auditors
23.2*       Consent of Weil, Gotshal & Manges LLP
23.3**      Consent of PricewaterhouseCoopers LLP, Independent Auditors
24.1***     Power of Attorney, Reference is made to page II-9


---------------

 (1) Incorporated by reference to the Registrant's Annual Report on Form 10-K (File No. 000-78871) filed with the Securities and Exchange Commission on March 29, 2002, as amended.

 (2) Incorporated by reference to the Registration Statement on Form S-1 (File No. 333-90013) as declared effective by the Securities and Exchange Commission on March 1, 2000.

 (3) Incorporated by reference to the Registrant's Annual Report on Form 10-K (File No. 000-28871) filed with the Securities and Exchange Commission on April 2, 2001.

 (4) Incorporated by reference to the Registrant's Quarterly Report on Form 10-Q (File No. 000-28871) filed with the Securities and Exchange Commission on May 15, 2000.

 (5) Incorporated by reference to the Registrant's Annual Report on Form 10-K (File No. 000-28871) filed with the Securities and Exchange Commission on March 28, 2003.

 (6) Incorporated by reference to the Registrant's Current Report on Form 8-K (File No. 000-28871) filed with the Securities and Exchange Commission on February 7, 2001.

 (7) Incorporated by reference to the Registrant's Quarterly Report on Form 10-Q (File No. 000-28871) filed with the Securities and Exchange Commission on November 14, 2001.

 (8) Incorporated by reference to the Registrant's Quarterly Report on Form 10-Q (File No. 000-78871) filed with the Securities and Exchange Commission on May 9, 2002.

 (9) Incorporated by reference to the Registrant's Quarterly Report on Form 10-Q (File No. 000-78871) filed with the Securities and Exchange Commission on September 20, 2002.

(10) Incorporated by reference to the Registrant's Current Report on Form 8-K (File No. 000-28871) filed with the Securities and Exchange Commission on October 16, 2003.

(11) Incorporated by reference to the Registrant's Quarterly Report on Form 10-Q (File No. 000-78871) filed with the Securities and Exchange Commission on November 14, 2003

  + Confidential treatment granted as to certain portions, which portions have been omitted and filed separately with the Securities and Exchange Commission pursuant to a Confidential Treatment Request.

  * To be filed by amendment to this prospectus.


 ** Filed herewith.

 *** Previously filed as an exhibit to this prospectus.

(B) FINANCIAL STATEMENT SCHEDULE

                   REPORT OF INDEPENDENT AUDITORS ON SCHEDULE

To the Board of Directors and Stockholders of Switchboard Incorporated:

  We have audited the consolidated financial statements of Switchboard Incorporated as of December 31, 2002 and 2001, and for each of the two years in the period ended December 31, 2002 and have issued our report thereon dated January 24, 2003, except as to the settlement of the lawsuit described in Note M, as to which the date is February 19, 2003 (included elsewhere in this Registration Statement). Our audits also included the financial statement schedule listed in Item 16(b) of this Registration Statement. This schedule is the responsibility of the Company's management. Our responsibility is to express an opinion based on our audits.

  In our opinion, the financial statement schedule referred to above, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

                                                 /s/ ERNST & YOUNG LLP

Boston, Massachusetts
January 24, 2003

       REPORT OF INDEPENDENT ACCOUNTANTS ON FINANCIAL STATEMENT SCHEDULE

To the Board of Directors and Stockholders of Switchboard Incorporated:

  Our audit of the consolidated financial statements referred to in our report dated February 1, 2001 included in the Switchboard Incorporated Registration Statement on Form S-1/A also included an audit of the financial statement schedule listed in Item 16(b) of this Registration Statement for the year ended December 31, 2000. In our opinion, the financial statement schedule presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements.

                                            /s/ PRICEWATERHOUSECOOPERS LLP

Boston, Massachusetts
February 1, 2001

                            SWITCHBOARD INCORPORATED
                       VALUATION AND QUALIFYING ACCOUNTS

              FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000
                                 (IN THOUSANDS)

                                                              ADDITIONS
                                               BALANCE AT     CHARGED TO                 BALANCE AT
                                              BEGINNING OF    COSTS AND                    END OF
DESCRIPTION                                      PERIOD        EXPENSES     DEDUCTIONS     PERIOD
-----------                                   ------------   ------------   ----------   ----------
Year Ended December 31, 2002:
  Reserve for doubtful accounts and sales
  allowances................................      $500           $216          $366         $350
Year Ended December 31, 2001:
  Reserve for doubtful accounts.............      $402           $923          $825         $500
Year Ended December 31, 2000:
  Reserve for doubtful accounts.............      $162           $510          $270         $402

ITEM 17.  UNDERTAKINGS.

  The undersigned registrant hereby undertakes:

          1. For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          2. For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

                                   SIGNATURES


  Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Boston, Commonwealth of Massachusetts, on this 23(rd) day of January, 2004.


                                          SWITCHBOARD INCORPORATED

                                          BY:       /s/ Dean Polnerow
                                            ------------------------------------
                                                       Dean Polnerow
                                               President and Chief Executive
                                                           Officer

  Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed below by the following persons in the capacities and on the dates indicated:


                    SIGNATURE                                    TITLE
                    ---------                                    -----

                /s/ Dean Polnerow                    President and Chief Executive    January 23, 2004
 ------------------------------------------------      Officer
                  Dean Polnerow


                /s/ Dean Polnerow*                   Vice President, Chief            January 23, 2004
 ------------------------------------------------      Financial Officer (Principal
                  Robert Orlando                       Financial and Accounting
                                                       Officer), Treasurer and
                                                       Secretary


                /s/ Dean Polnerow*                   Chairman of the Board of         January 23, 2004
 ------------------------------------------------      Directors
                  William Ferry


                /s/ Dean Polnerow*                   Director                         January 23, 2004
 ------------------------------------------------
               Robert M. Wadsworth


                /s/ Dean Polnerow*                   Director                         January 23, 2004
 ------------------------------------------------
               Richard M. Spaulding


                /s/ Dean Polnerow*                   Director                         January 23, 2004
 ------------------------------------------------
                 David N. Strohm


                /s/ Dean Polnerow*                   Director                         January 23, 2004
 ------------------------------------------------
                Michael A. Ruffolo


*as attorney-in-fact

                               INDEX TO EXHIBITS

NUMBER      DESCRIPTION
------      -----------
 1.1*       Form of Underwriting Agreement
 3.1(1)     Restated Certificate of Incorporation
 3.2(2)     Amended and Restated By-Laws
 4.1(2)     Specimen Stock Certificate for shares of Common Stock, par value $.01 per share(1)
 4.2(3)     Registration Rights Agreement, by and between Switchboard
            and America Online, dated as of December 11, 2000
 4.3(4)     Registration Rights Agreement, by and between Switchboard
            and Banyan Worldwide, dated as of March 7, 2000
 4.4(2)     1996 Stock Incentive Plan, as amended, including forms of
            stock option agreement for incentive and nonstatutory stock options.
 4.5(1)     1999 Stock Incentive Plan, as amended, including forms of
            stock option agreement for incentive and nonstatutory stock options
 4.6(2)     1999 Employee Stock Purchase Plan
 4.7(5)     2000 Nonstatutory Stock Option Plan
 4.8(2)     Amended and Restated Registration Rights Agreement by and
            between Switchboard Incorporated and Banyan Worldwide, dated
            May 3, 1999.
 4.9(2)     Amended and Restated Registration Rights Agreement, as
            amended, by and among Switchboard Incorporated, America
            Online, Inc., Digital City Inc. and Banyan Worldwide, dated
            February 20, 1998.
 5.1*       Opinion of Weil, Gotshal & Manges LLP
10.1(2)     Employment Agreement between Switchboard Incorporated and
            Douglas J. Greenlaw, dated October 8, 1999.
10.2(2)     Employment Agreement between Switchboard Incorporated and
            Dean Polnerow, dated December 1, 1999.
10.3(2)     Employment Agreement between Switchboard Incorporated and
            James M. Canon, dated December 31, 1999.
10.4(2)     Non-Statutory Stock Option Agreement Granted Under 1999
            Stock Incentive Plan between Switchboard Incorporated and
            Douglas J. Greenlaw, dated October 13, 1999.
10.5(2)     Non-statutory Stock Option Agreement between Switchboard
            Incorporated and Douglas J. Greenlaw, dated October 13,
            1999.
10.6(2)     Incentive Stock Option Agreement between Switchboard
            Incorporated and Dean Polnerow, dated October 13, 1999.
10.7(2)     Incentive Stock Option Agreement between Switchboard
            Incorporated and James M. Canon, dated October 13, 1999.
10.8(2)     Non-Statutory Stock Option Agreement between Switchboard
            Incorporated and William P. Ferry, dated September 14, 1999.
10.9(2)     Non-Statutory Stock Option Agreement between Switchboard
            Incorporated and William P. Ferry, dated October 18, 1999.
10.10(2)    Non-Statutory Stock Option Agreement between Switchboard
            Incorporated and Richard M. Spaulding, dated September 14,
            1999.
10.11(2)    Non-Statutory Stock Option Agreement between Switchboard
            Incorporated and David N. Strohm, dated September 14, 1999.
10.12(2)    Non-Statutory Stock Option Agreement between Switchboard
            Incorporated and Robert M. Wadsworth, dated September 14,
            1999.
10.13(3)    Incentive Stock Option Agreement between Switchboard
            Incorporated and Kevin Lawler, dated May 24, 2000.
10.14(6)    Stock Purchase Agreement dated as of November 24, 2000,
            among Switchboard Incorporated, Envenue, Inc. and the
            Stockholders of Envenue, Inc.

NUMBER      DESCRIPTION
------      -----------
10.15(3)    Employment Agreement between Switchboard Incorporated and
            Kevin P. Lawler, dated May 9, 2000.
10.16(7)    Employment Agreement between Robert Orlando and Switchboard
            Incorporated, dated September 20, 2001.
10.17(8)    Restricted Stock Agreement Granted Under 1999 Stock
            Incentive Plan between Douglas J. Greenlaw and Switchboard
            Incorporated dated January 4, 2002.
10.18(8)    Secured promissory note between Douglas J. Greenlaw and
            Switchboard Incorporated dated January 4, 2002.
10.19(8)    Collateral Assignment and Pledge Agreement between Douglas
            J. Greenlaw and Switchboard Incorporated dated January 4,
            2002.
10.20(8)    Consent to the cancellation of options granted on October
            13, 1999 by Douglas J. Greenlaw on January 4, 2002.
10.21(8)    Agreement of Amendment, Severance, and Mutual Release
            between John Jewett and Switchboard Incorporated dated
            February 26, 2002.
10.23(3)+   Directory and Local Advertising Platform Services Agreement
            dated as of December 11, 2000 between Switchboard
            Incorporated and America Online, Inc.
10.24(3)    Common Stock and Warrant Purchase Agreement dated as of
            December 11, 2000 between Switchboard Incorporated and
            America Online, Inc.
10.25(3)    Form of Common Stock Purchase Warrant which may be issued to
            America Online, Inc. pursuant to the Common Stock and
            Warrant Agreement dated as of December 11, 2000 between
            Switchboard Incorporated and America Online, Inc.
10.26(8)    First Amendment dated November 16, 2001 to the Directory and
            Local Advertising Platform Services Agreement between
            Switchboard Incorporated and America Online, Inc. dated
            December 11, 2000.
10.27(8)+   Second Amendment dated April 25, 2002 to the Directory and
            Local Advertising Platform Services Agreement between
            Switchboard Incorporated and America Online, Inc. dated
            December 11, 2000.
10.28(9)+   Third Amendment dated August 21, 2002 to Directory and Local
            Advertising Platform Services Agreement between America
            Online, Inc. and Switchboard Incorporated dated December 11,
            2000.
10.29(2)    Financial Reporting Agreement among Switchboard
            Incorporated, Banyan Worldwide and CBS Corporation, dated as of January 28, 2000.
10.30(8)    Termination Agreement between MediaMap, Inc. and Switchboard
            Incorporated dated January 30, 2002.
10.31(8)    Services Agreement dated March 7, 2002 between Switchboard
            Incorporated and ePresence Inc.
10.32(5)    Sublease between ePresence, Inc. and Switchboard
            Incorporated, dated as of January 1, 2003.
10.33(5)    Services Agreement dated March 1, 2003 between Switchboard
            Incorporated and ePresence, Inc.
10.34(5)    Master Services Agreement between Cable & Wireless Internet
            Services Inc. and Switchboard Incorporated dated May 13,
            2002.
10.35(5)+   Order Form between Cable & Wireless Internet Services Inc.
            and Switchboard Incorporated dated May 22, 2002.
10.36(9)    Loan and Security Agreement between Silicon Valley Bank and
            Switchboard Incorporated dated May 31, 2002.
10.37(5)+   Data Products License Agreement by and between Switchboard
            Incorporated and Acxiom Corporation, dated December 15,
            2002.
10.38(5)+   General Provisions Agreement by and between Switchboard
            Incorporated and TeleAtlas North America, Inc., dated
            February 19, 2003.
10.39(5)+   Internet Provider License by and between Switchboard
            Incorporated and TeleAtlas North America, Inc., dated
            February 21, 2003.

NUMBER      DESCRIPTION
------      -----------
10.40(10)+  Amended and Restated Directory and Local Advertising
            Platform Services Agreement by and between Switchboard
            Incorporated and America Online, Inc., dated October 15,
            2003
10.41(11)   Separation Agreement and Mutual release by and between
            Switchboard Incorporated and Douglas Greenlaw, dated August
            21, 2003.
10.42***    Employment Agreement, by and between Switchboard
            Incorporated and James Carrington, dated December 3, 2003.
10.43**     Offer Letter between Switchboard Incorporated and Michael
            Ruffolo, dated November 20, 2003.
10.44**     Non-Qualified Stock Option Agreement between Switchboard
            Incorporated and Michael Ruffolo, dated December 10, 2003.
10.45**     Sublease between ePresence, Inc. and Switchboard
            Incorporated, dated January 1, 2004.
21.1***     Subsidiaries of Switchboard Incorporated
23.1**      Consent of Ernst & Young LLP, Independent Auditors
23.2*       Consent of Weil, Gotshal & Manges LLP
23.3**      Consent of PricewaterhouseCoopers LLP, Independent Auditors
24.1***     Power of Attorney, Reference is made to page II-9


---------------

 (1) Incorporated by reference to the Registrant's Annual Report on Form 10-K (File No. 000-78871) filed with the Securities and Exchange Commission on March 29, 2002, as amended.

 (2) Incorporated by reference to the Registration Statement on Form S-1 (File No. 333-90013) as declared effective by the Securities and Exchange Commission on March 1, 2000.

 (3) Incorporated by reference to the Registrant's Annual Report on Form 10-K (File No. 000-28871) filed with the Securities and Exchange Commission on April 2, 2001.

 (4) Incorporated by reference to the Registrant's Quarterly Report on Form 10-Q (File No. 000-28871) filed with the Securities and Exchange Commission on May 15, 2000.

 (5) Incorporated by reference to the Registrant's Annual Report on Form 10-K (File No. 000-28871) filed with the Securities and Exchange Commission on March 28, 2003.

 (6) Incorporated by reference to the Registrant's Current Report on Form 8-K (File No. 000-28871) filed with the Securities and Exchange Commission on February 7, 2001.

 (7) Incorporated by reference to the Registrant's Quarterly Report on Form 10-Q (File No. 000-28871) filed with the Securities and Exchange Commission on November 14, 2001.

 (8) Incorporated by reference to the Registrant's Quarterly Report on Form 10-Q (File No. 000-78871) filed with the Securities and Exchange Commission on May 9, 2002.

 (9) Incorporated by reference to the Registrant's Quarterly Report on Form 10-Q (File No. 000-78871) filed with the Securities and Exchange Commission on September 20, 2002.

(10) Incorporated by reference to the Registrant's Current Report on Form 8-K (File No. 000-28871) filed with the Securities and Exchange Commission on October 16, 2003.

(11) Incorporated by reference to the Registrant's Quarterly Report on Form 10-Q (File No. 000-78871) filed with the Securities and Exchange Commission on November 14, 2003.

  + Confidential treatment granted as to certain portions, which portions have been omitted and filed separately with the Securities and Exchange Commission pursuant to a Confidential Treatment Request.


   * To be filed by amendment to this prospectus.


   ** Filed herewith.

  *** Previously filed as an amendment to this prospectus.